UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                               ------------
                                FORM 20-F/A
                               ------------

                         Amendment No. 1 to Form 20-F

(X) REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1933.

      For the Fiscal Year Ended DECEMBER 31, 1998


                     IMMUNE NETWORK RESEARCH LTD.
--------------------------------------------------------------------------------
           (Exact name of Registrant as specified in its charter)

                       British Columbia, Canada
--------------------------------------------------------------------------------
                    (Jurisdiction of amalgamation)

         3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2
--------------------------------------------------------------------------------
                  (Address of principal executive office)

Commission File Number:
                       ---------------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of February 29, 2000: 29,712,465 Common Shares Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17  X     Item 18
        ---            ---

                               TABLE OF CONTENTS
                               -----------------

                                                                     PAGE NO.
                                                                     --------

CURRENCY EXCHANGE RATES                                                     5

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS                           5

GLOSSARY                                                                    6

ITEM 1.   DESCRIPTION OF BUSINESS                                           8
   Formation of the Company                                                 8
   Business of the Company                                                  8
   Projects                                                                11
     Summary of Research & Development Programs                            11
     AIDS Project (1F7)                                                    11
     Alzheimers Disease Project (AD2)                                      13
     Asthma Project ( BP1)                                                 13
   Material Agreements                                                     14
     Sidney Kimmel Cancer Center                                           14
     ImmPheron, Inc.                                                       14
     University of British Columbia                                        15
     Bridge Pharma, Inc.                                                   15
     Meditech Pharmaceuticals Inc.                                         16
   Markets                                                                 16
     AIDS Project (1F7)                                                    16
     Alzheimer's Disease Project (AD2)                                     17
     Asthma Project (BP1)                                                  17
     Business Strategy                                                     18
   Research and Development Expenses                                       18
   Patents                                                                 18
     1F7 Antibody                                                          19
     Alzheimer Disease                                                     19
     Asthma                                                                19
   Government Regulation                                                   20
     United States Regulation                                              20
     Canadian Regulation                                                   21
     Additional Regulatory Considerations                                  22
     Regulation in Other Jurisdictions                                     22
   Risk Factors                                                            22

ITEM 2.   DESCRIPTION OF PROPERTY                                          27

ITEM 3.   LEGAL PROCEEDINGS                                                27

ITEM 4.   CONTROL OF COMPANY                                               28

ITEM 5.   NATURE OF TRADING MARKET                                         28

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS                                                 29

ITEM 7.   TAXATION                                                         30

ITEM 8.   SELECTED FINANCIAL DATA                                          31

ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          & RESULTS OF OPERATIONS                                          34
   General                                                                 34
   Liquidity & Capital Resources                                           34
     Nine Month Period Ended September 30, 1999                            35
     Year Ended December 31, 1998                                          35
     Year Ended December 31, 1997                                          35
     Year Ended December 31, 1996                                          35
   Results of Operations                                                   35
     Nine Month Period Ended September 30, 1999                            35
     Year Ended December 31, 1998                                          36
     Year Ended December 31, 1997                                          36
     Year Ended December 31, 1996                                          37

ITEM 9A.  MARKET RISK                                                      37

ITEM 10.  DIRECTORS AND OFFICERS OF THE COMPANY                            38

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS                           38

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY                  38
   Incentive Stock Options                                                 38
   Share Purchase Warrants                                                 40
   Special Warrants                                                        40
   Agent's Warrants                                                        40

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                   40

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED                       41
   Shares                                                                  41
   Escrow Shares                                                           41

ITEM 15.  DEFAULTS UNDER SENIOR SECURITIES                                 42

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES                                            42

ITEM 17.  FINANCIAL STATEMENTS                                             42

ITEM 18.  FINANCIAL STATEMENTS                                             42

ITEM 19.  FINANCIAL STATEMENTS & EXHIBITS                                  43
   Financial Statements                                                    43
   Exhibits                                                                43
     Corporate Documentation                                               43
     Instruments Defining the Rights of Holders of Securities
       Being Registered                                                    43
     Material Contracts                                                    43

SIGNATURES

                           CURRENCY EXCHANGE RATES
                           -----------------------

The Company's accounts are maintained in Canadian dollars. In this Registration Statement all currency references are expressed in Canadian dollars unless otherwise indicated. As of September 30, 1999, the exchange rate for conversion to U.S. dollars was Cdn$1.00 = US$0.6815. The following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five calendar years and the interim period ended September 30, 1999.

U.S. Dollars Per One Canadian Dollar

--------------------------------------------------------------------------------
                    1999(1  )   1998      1997      1996      1995      1994
--------------------------------------------------------------------------------
      High          $0.6915   $0.6311   $0.7422   $0.7513   $0.7533   $0.7632
--------------------------------------------------------------------------------
      Low            0.6462    0.7105    0.6999    0.7235    0.7009    0.7103
--------------------------------------------------------------------------------
      Average For
       Period        0.6702    0.6714    0.7198    0.7329    0.7285    0.7103
--------------------------------------------------------------------------------
      End Of Period  0.6835    0.6504    0.6999    0.7301    0.7331    0.7128
--------------------------------------------------------------------------------
      (1)   Covers the period from January 1 through September 30, 1999.

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

                  SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
                  -------------------------------------------------

Certain statements in this Registration Statement constitute "forward looking statements". Such forward looking statements involve known achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, but are not limited to: the Company's early stage of development; the fact that the Company's technology is in the research stage and therefore its potential benefits for human therapy are unproven; the possibility that favorable relationships with collaborators cannot be established or, if established will be abandoned by the collaborators before completion of product development; the possibility that the Company or its collaborators will not successfully develop any products; the possibility that advances by competitors will cause the Company's proposed products not to be viable; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or the efficacy of the Company's products; risks relating to requirements for approvals by government agencies such as the FDA before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the Company's ability to market the product successfully; the risk that the Company's patents could be invalidated or narrowed in scope by judicial actions or that the Company's technology could infringe the patent or other intellectual property rights of third parties; the possibility that the Company will not be able to raise adequate capital to fund its operations through the process of developing and testing a successful product or that future financing will be completed on unfavourable terms; the possibility that any products successfully developed by the Company will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included under "Item 1 - Description of Business - Risk Factors". These risks and uncertainties should be considered when evaluating forward looking statements, and undue reliance should not be placed upon forward looking statements.

The information in this Registration Statement is as at February 29, 2000 unless otherwise stated.

                                       GLOSSARY
                                       --------

The following are abbreviations and definitions of terms commonly used in the Biotechnology industry and this Registration Statement.

AIDS             Acquired Immunodeficiency Syndrome.

Amalgamation     means the amalgamation of Bobby Cadillac's Food Corporation and
                 Immune Network Research Ltd. effective April 24, 1996, whereby the Company was formed.

Antibody         a protein that is produced in response to an antigen
                 (often a virus or bacterium). It is able to combine with and neutralize the antigen.

Anti-idiotypic
antibody a special type of antibody that is directed against a particular "idiotope", the unique amino acid sequence that makes up the antigen binding site in the variable region of another antibody.

BCFC means Bobby Cadillac's Food Corporation, as it existed prior to the Amalgamation.

clonotypic
effect a persistent tendency of the humoral immune response to have a narrow range of targets.

Company          means Immune Network Research Ltd., formed upon the
                 Amalgamation.

Financial
Statements       the financial statements listed in Item 19(a) herein.

Fiscal 2000      the fiscal year of the Company ended December 31, 2000.

Fiscal 1999      the fiscal year of the Company ended December 31, 1999.

Fiscal 1998      the fiscal year of the Company ended December 31, 1998.

Fiscal 1997      the fiscal year of the Company ended December 31, 1997.

Fiscal 1996      the fiscal year of the Company ended December 31, 1996.

Fiscal 1995      the fiscal year of the Company ended December 31, 1995.

Fiscal 1994      the fiscal year of the Company ended December 31, 1994.

HIV              human immunodeficiency virus.

Immune Network   means Immune Network Research Ltd., as it existed prior
                 to the Amalgamation.

Immunoglobulin   an antibody protein that is generated in response to and
                 will bind to a specific antigen.

in vivo          referring to occurring in a living organism.

in vitro         referring to occurring outside a living organism.

monoclonal
antibodies       antibodies which are produced by a single clone and are
                 homogenous.

Share a common share without par value in the capital stock of the Company.

ITEM 1.   DESCRIPTION OF BUSINESS

A.     Formation of the Company
       ------------------------

The Company was formed by the amalgamation, under the Company Act (British Columbia), of Immune Network and BCFC on April 24, 1996.

The Amalgamation was completed pursuant to an agreement (the "Amalgamation Agreement") between Immune Network and BCFC following receipt of (i) required securityholders approval, (ii) an order from the Supreme Court of British Columbia approving the Amalgamation under section 237 of the Company Act (British Columbia), and (iii) acceptance from the Vancouver Stock Exchange to the filing of documentation relating to the Amalgamation. The Amalgamation became effective upon the issuance of a certificate of amalgamation by the Registrar of Companies for the Province of British Columbia on April 24, 1996.

The principal features of the Amalgamation are summarized as follows:

   * The property, assets and liabilities of each of Immune Network and BCFC became the property, assets and liabilities of the Company.

   * The Company issued Shares to the shareholders of Immune Network and BCFC, as follows:

     (a) the issued and outstanding common shares of Immune Network were exchanged for 7,664,653 Shares, and 5,066,667 Shares in escrow, on the basis of 1.33 Shares for each one Immune Network common share held; and

     (b) the issued and outstanding common shares of BCFC were exchanged for 4,263,309 Shares on the basis of two Shares for each three BCFC common shares held.

   * The holders of options to acquire shares of BCFC were deemed to be holders of options to acquire that number of Shares (333,333 at the time of the Amalgamation) resulting from the application of a 3:2 share exchange ratio to the number of common shares of BCFC that such holder could previously acquire.

B.    Business of the Company
      -----------------------

The Company is a biotechnology company focused on the development of new drugs to treat major diseases, predominantly involving the body's immune system. Using both its internal expertise and external network, the Company's objective is to carefully select new drug technology, rapidly complete critical steps in its development and then license or otherwise divest of the technology. The present focus of the Company is on the following three projects:

   *  AIDS project (1F7)
   *  Alzheimers Disease project (AD2)
   *  Asthma project (BP1)

See "Item 1 - Description of Business - Projects".

During the five years preceding the date of this Registration Statement, the general development of the Company and its predecessor, Immune Network, has been as follows:

   * The Company was formed on April 24, 1996, the effective date of the Amalgamation.

   * In December 1997, as amended in December 1998, the Company entered into a research agreement with Immpheron, Inc. regarding the AIDS project (see "Item 1 - Description of Business - Material Agreements - Immpheron").

   * On December 15, 1998, the Company was issued a U.S. patent for its "Anti-idiotypic antibody" and its use in diagnosis and therapy in HIV-related diseases (see "Item 1 - Description of Business - Patents").

   * In July 1999, the Company entered into an agreement with the University of British Columbia (the "UBC Option Agreement") whereby the Company was granted an option to license certain technology for the treatment of Alzheimer's disease (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

   * In August 1999, the Company entered into a joint venture arrangement with Bridge Pharma, Inc. for the development of a new asthma therapeutic (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."). The joint venture operations commenced in October 1999.

   * In October 1999, the Company exercised its option to license technology for the treatment of Alzheimer's disease from the University of British Columbia (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

   * In December 1999, the Company entered into an agreement to reacquire the 50% interest in the Antibody 1F7 previously acquired by ImmPheron, Inc. (see "Item 1 - Description of Business - Material Agreements - ImmPheron, Inc.")

   * In February 2000, the Company acquired an option from Meditech Pharmaceuticals Inc. to acquire an exclusive license on certain drugs (see "Item 1 - Description of Business - Material Agreements - Meditech Pharmaceuticals Inc.").

The Company expects to complete the following milestones in the current fiscal year: (1) completion of the application for an investigational new drug (IND), in either Canada or the United States; (2) evaluation of the use of at least one of its drugs in development: an antibody (IQ199) as an immune-based therapeutic for AIDS and/or a disease modifying therapeutic (IQ200) for Alzheimer's disease;
(3) initiation of a Phase I/II clinical trial of IQ199 and Phase II trial of IQ200; and (4) completion of in vitro and in vivo testing of a series of compounds (IQ210 and analogs). In addition, during the first half of Fiscal 2000, the Company will commence preclinical toxicity testing of a compound for asthma treatment. See "Item 1 - Business of the Company - Projects" and "Item 1
- Business of the Company - Government Regulation".

The Company completed three private placements during the period from January 1, 1999 through to February 29, 2000, raising $1,314,997, the stated use of proceeds of which is as follows:

        $ 318,000     -   research activities - pharmacology testing and
                          preparation for clinical trials
        $ 100,000     -   test material production - synthesis of compounds and
                          compositions required for further testing and product
                          development
        $ 150,000     -   preclinical development - toxicity testing and
                          preparation of data
        $ 100,000     -   clinical regulatory expenses - consultation with
                          regulatory experts and preparation of regulatory
                          filings
        $ 392,977     -   general working capital
        $ 254,020     -   general and administrative expenses

Subsequent to February 29, 2000, the Company completed a brokered private placement with Groome Capital.com Inc. of 15,454,544 special warrants at $0.55 each, raising net proceeds of $7,791,911.23 after deduction of agent's commission and expenses. See "Options to Purchase Securities From the Company" for details of the special warrants issued. The net proceeds from this private placement will be utilized as follows:

        $5,500,000     -   clinical trials (AIDS and Alzheimer's)
        $1,750,000     -   research and development
        $  291,911     -   general and administrative
        $  250,000     -   general working capital

The Company believes that the funds received from its most recent private placement will be sufficient to finance the Company's operations for the remainder of the current fiscal year.

The Company has no regular cash flow and is dependent on generating income primarily by raising funds by the issuance of shares in order to finance research and development activities and meet general and administrative expenses in the medium term. The Company plans to collaborate with development partners on its AIDS and Alzheimer's disease projects, reducing the requirement for capital. In the long term, the Company intends to derive its income from licensing arrangements and divestitures of intellectual property. There can be no assurance that the Company will be successful in raising the required financing or in carrying out intellectual property transactions that produce income. Reference should be made to "Item 1 - Business of the Company - Risk Factors" for disclosure of the distinctive or special characteristics of the Company's operations or industry which may have a material impact upon its future financial performance.

At February 29, 2000, the Company had 9 full-time employees and 3 part-time employees, 80% of whom are involved in research and development.

The Company does not anticipate any material acquisition or any material increase in the number of employees in the foreseeable future.

The Company has met all commitments to date and is not in arrears of its financial obligations.

See also "Item 8 - Selected Financial Data".

C.   PROJECTS
     --------

Summary of Research & Development Programs

The following table summarizes the Company's current research and development programs:

================================================================================
 Project        Product Candidate    Development Status          Research &
                                                             Development Partner
================================================================================
 AIDS - 1F7       Compound IQ199     Pre-clinical/Pre-IND(1)        ---
 antibody
--------------------------------------------------------------------------------
Alzheimer's       Compound IQ200     Assessment for Phase II        ---
Disease - AD2                         clinical research(2)
project
--------------------------------------------------------------------------------
Alzheimer's       Compound IQ201          Pre-clinical              ---
Disease - AD2
project
--------------------------------------------------------------------------------
Asthma - BP1      Compound IQ210          Pre-clinical       Bridge Pharma, Inc.
project
================================================================================

(1) Pre-clinical includes pharmacological and efficacy testing in animals, toxicology testing and formulation work. After completion of such actions, the product, with the approval of a governing body, can enter human trials (Phases I, II and III). See "Item 1 - Description of Business - Government Regulation"
 .
(2) A Phase II clinical trial is a pivotal trial designed to test a drug's effectiveness in a relevant patient group. The Company has contracted with experts to assess the data available to date and to determine an optimal clinical testing and commercialization strategy.

AIDS Project (1F7)

The goal of the Company's 1F7 project is to develop an AIDS therapy, IQ199, a type of monoclonal antibody that addresses two major problems facing current drugs: (1) the existence of various strains of HIV with different sensitivity to existing therapies; and (2) the ability of HIV to mutate which allows the virus to become resistant to existing drug therapy.

AIDS occurs because the HIV virus destroys the immune system of infected individuals. After initial infection, lymphatic B-cells of the immune system begin producing antibodies specific to the infecting viral strain. Antibodies are proteins secreted by cells in the blood that help the body fight infections and diseases by searching out and selectively binding to their targets to guard the immune system against infectious microorganisms. Monoclonal antibodies are an important part of developing therapies that work. The term "monoclonal" refers to the fact that the cells which secrete the antibodies are derived from clones, or identical copies, of a single cell. Monoclonal antibodies are screened in the laboratory and selected for their sensitivity and specificity to particular target receptors so that they can be utilized to diagnose and/or treat specific diseases.

Viral replication is initially suppressed by the immune system; however, a high viral mutation rate produces new forms of the virus. The immune system does not produce antibodies specific to the new variants, but continues to produce antibodies against the original strain - this is called the "clonotypic effect". The antibodies produced against the original viral strain are ineffective against the new variants. Unchecked by the body's immune system, the new viral strains proliferate, leading to the destruction or functional impairment of cells of the immune system and inhibition of the body's ability to fight infections and certain cancers.

Current therapy for HIV infection is often ineffective in the long term since these agents usually target only specific strains of HIV. When the virus mutates the drugs are no longer effective. Many drug companies attempt to overcome this problem by developing therapeutics that recognize more than one strain of HIV. However, with continuous viral mutation, the long-term effectiveness of these therapies is limited. Previously, combinations of several anti-HIV drugs were shown to be effective in patients with AIDS symptoms. Recently, however, as a result of the appearance of new drug resistant HIV strains, trials using combination drug approaches have been unsuccessful at reducing AIDS symptoms. In addition, serious drug side effects and high medication costs make patient compliance difficult to maintain. Therefore, current therapies may not provide a long-term solution to AIDS, making alternative approaches in AIDS therapy increasingly desirable.

IQ199, the Company's 1F7 monoclonal antibody, is a novel approach for treating HIV infection aimed at resetting the body's immune system to continue to fight the AIDS virus even as the virus mutates. 1F7 was discovered in 1993 by Drs. Sybille Muller, Keinz Kohler, Michael Grant and Haito Wang and is patented (see "Item 1 - Description of Business - Patents"). IQ199 is an antibody produced in mice that appears to reset the body's immune system, thereby facilitating its response against new HIV strains. IQ199 is not directed against any one strain of HIV because it is able to stimulate the immune system itself. IQ199 stimulates the immune system by suppressing "B-cells" that produce antibodies against the original HIV strain. IQ199 also appears to stimulate these cells to produce antibodies against the mutant virus strains.

An experiment was carried out to test the efficacy of 1F7 in suppressing dominant antibody responses in HIV-infected macaque monkeys. Significant increases in the number of anti-HIV antibodies for more than one virus strains (HIV-1 IIIB and MN) were detected in the blood of the 1F7-inoculated macaques. Moreover, in all three injected monkeys, antibody binding to three different HIV strains (MN, CM and SF2) that are not targeted by the 1F7 antibody, increased following 1F7 injection. These results suggest that the monkey's immune system became more effective against HIV strains after 1F7 injection.

In HIV patients the CD8+ "cytotoxic" T-cells of the immune system destroy its own CD4+ "helper" T-cells that have become infected with the virus. It appears that a key factor in the pathology of AIDS is that cytotoxic T-cells also kill healthy uninfected helper T-cells. Early in vitro experiments conducted by Dr. Michael Grant have demonstrated that 1F7 selectively inhibited the destruction of uninfected CD4+ cells by cytotoxic T-cells in HIV-infected individuals.

In summary, the experiments conducted by Dr. Muller and colleagues and Dr. Grant suggest that the monoclonal antibody 1F7 has several important effects on both humoral (antibody-mediated) and cellular immunity mechanisms that make it an ideal candidate for an HIV therapy. In addition, the failure of other drug therapies opens the market for new and novel AIDS therapeutics such as 1F7.

The Company is currently preparing an IND application for filing with the FDA upon completion of preclinical studies (see "Item 1 - Description of Business - Government Regulation"). Once the IND becomes effective, the Company can then begin the first of three phases of clinical trials. Preliminary discussions are being held with various research organizations and the FDA regarding the requirements and conditions for a clinical trial.

------------------------------
          1 Miller at al, Stimulation of HIV-1 neutralizing antibodies in simian HIV-IIIB infected macaques. The Proceedings of the National Academy of Sciences USA, 95;1, 276-281

          2  Dr. Michael Grant, unpublished data.

Alzheimers Disease Project (AD2)

The short term goal of the Company's Alzheimer's disease project (AD2) is to demonstrate that an existing drug, already in use for another condition, is effective in slowing the progression of Alzheimer's disease. The Company is presently developing a clinical, regulatory and commercial strategy for the project. Clinical trials for IQ200, the first generation compound in this project, will be designed to confirm the ability of the compound to slow the progression of dementia in confirmed Alzheimer's disease patients. The Company is also conducting research on IQ201 and subsequent candidates as possible second generation agents for prevention of onset and/or slowing progression of Alzheimer's disease.

Alzheimer's disease is a condition characterized by death of brain cells and severe degradation of mental health. Primarily affecting the elderly, Alzheimer's disease currently afflicts over 35 million people worldwide and is the eighth leading cause of death in people aged 65 and older in the United States. Presently, there are only two drugs approved for the treatment of this disease - both treat the symptoms of the disease by temporarily improving brain function but they do not arrest or slow the progression of the disease.

In 1992, researchers at the University of British Columbia initiated a retrospective study on the prevalence of dementia among elderly Japanese patients receiving the lead compound of the AD2 project, for another condition. They found that the occurrence of dementia was 37% lower in patients chronically treated with the AD2 compound as compared to patients not receiving it. These results suggest that continuous therapy with the Company's drug candidate IQ200 may lower the incidence of dementia.

The Company entered into an option agreement with the University of British Columbia (the "UBC Option Agreement") for an exclusive worldwide license on a patent that covers the use of the certain compounds in the Company's AD2 project for the treatment of dementia, with rights to manufacture, distribute and sell products based on such technology (see "Patents"). Subsequently the Company exercised its option and is currently finalizing the terms of the superceding license agreement (see "Item 1 - Description of Business - Material Contracts - UBC Option Agreement").

Asthma Project (BP1)

The goal of the Company's asthma project is to synthesize and test several new compounds, starting with compound IQ210, that have disease-modifying actions in asthma. In a joint venture between the Company and Bridge Pharma, Inc. (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc."), the research will involve the exploration of targeted mast cell stabilizers which are effective but do not possess the side-effects associated with steroids and other drugs that are currently available. Bridge Pharma, Inc. intends to screen these compounds (i.e. IQ210) in laboratory models of asthma, select a clinical candidate and initiate clinical testing of this candidate. Initial data from Bridge Pharma indicates that these novel non-steroidal disease-modifying therapeutics have a better activity profile with fewer side effects than other drugs of their class.

Asthma is a disorder characterized by chronic inflammation and hyper-sensitivity of the air passages in the lung. People who suffer from asthma experience "attacks" during which their air passages contract causing difficulty in

------------------------------
          3  The World Health Report 1999. World Health Organization.

          4 National Center for Health Statistics, U.S. Department of Health and Human Services 1996.

breathing. Temporary relief from the symptoms of asthma is currently achieved through use of bronchodilators that re-open the air passages. Recently, a better understanding of the underlying pathophysiology of asthma has led to the conclusion that long-term management of asthma should be achieved with safe, disease-modifying drugs, and to acutely maintain normal lung function with the use of bronchodilator drugs only as needed. Although various bronchodilator drugs are currently available, there is still a need for effective, well-tolerated, non-steroidal, disease-modifying drugs.

Asthma appears to involve the release of many inflammatory agents that are involved in allergic reactions. Inhibiting a single mediator is not always effective. Inhibition of multiple mediators is more likely to produce a broad-based anti-inflammatory effect. The only known method to meet such a goal is to inhibit the release of inflammatory agents by stabilizing the cells that produce them.

D.   Material Agreements
     -------------------

Sidney Kimmel Cancer Center

By an arms length exclusive licensing agreement dated April 23, 1993 (the "1F7 License Agreement") entered into between the Company and the San Diego Regional Cancer Center (now known as the Sidney Kimmel Cancer Center) (the "Cancer Center"), the Company licensed from the Cancer Center the technology characterized as "Antibody 1F7" (see "Patents" below). Under the terms of the 1F7 License Agreement, the Company is required to pay to the Cancer Center a royalty equal to 2% of net sales of therapeutic licensed products and 5% of net sales of diagnostic licensed products resulting from Antibody 1F7 technology.

The Company has paid a license fee of US$10,000 to the Cancer Center.

Immpheron, Inc.

By an arms length agreement dated December 15, 1997, as amended December 15,1998 (the "Immpheron Agreement"), the Company formed a strategic partnership with Immpheron, Inc. ("Immpheron") to continue research and development of monoclonal Antibody 1F7 and the intellectual property related to its use as a therapeutic for the prevention and treatment of HIV infection. See "Item 1 - Description of Business - AIDS Project (1F7)". The Company granted Immpheron the right to acquire a 50% interest in the Antibody 1F7 technology licensed from the Cancer Center upon Immpheron incurring US$81,000 in preclinical trial expenditures. Immpheron earned their 50% interest in November 1999.

By letter agreement dated December 20, 1999, the Company reacquired the 50% interest in the Antibody 1F7 acquired by ImmPheron, in consideration of the following to ImmPheron:

(a)   US$4,000 on execution of the agreement (paid);

(b) US$2,000 on each of January 31 (paid), February 29 (paid), March 31 and April 30, 2000;

(c)   US$88,000 on July 20, 2000;

(d) US$10,000 within 30 business days of the commencement of a Phase I clinical trial; and

(e)   a 4% royalty on net earnings from the Antibody 1F7.

University of British Columbia

Pursuant to its exercise of an option granted under an arms length agreement, the Company has exercised an option granted by the University of British Columbia ("UBC") for the world-wide license to use and sublicense certain technology for the treatment of Alzheimer's disease, and the manufacture, distribution and sale of products based on such technology (see "Item 1 - Description of Business - Alzheimer's Disease Project (AD2)"). A formal license agreement is currently being negotiated by the Company and UBC which is to include the following material terms:

(a) an initial, non-refundable, license fee will be payable upon execution of the license agreement, which is intended to partially reimburse UBC for its costs of developing, protecting and licensing the technology;

(b) payments will be made to UBC upon reaching certain milestones, including the initiation of phase III clinical trials, filing of an NDA with the FDA, and upon receipt of FDA approval for marketing;

(c) a royalty will be paid to UBC based upon the total gross revenue derived from the sale of products using the technology;

(d) an annual, non-refundable, license maintenance fee of $1,000 will be paid in advance to UBC;

(e) UBC will own and manage the patent portfolio, including all patents for improvements. The Company will pay all future patent, prosecution and maintenance costs and will reimburse all cost incurred to date by UBC and in return have the right to designate which technologies should be patented and shall become a licensee of all resulting patents on the same terms and provided in the license agreement;

(f) although UBC does not generally assign its technology, provision will be made for such assignment upon the achievement of certain milestones; and

(g) the license agreement will terminate with respect to any patent and royalties applicable thereto, on the expiration or invalidity of the patent, and with respect to the know-how and all other rights, on the later to occur of expiration or invalidity of the last patent, if any, licensed under the license agreement or ten years.

Bridge Pharma, Inc.

By an arms length agreement dated August 12, 1999 (the "Bridge Pharma Agreement") with Bridge Pharma, Inc. ("BPI"), the Company has entered into a joint venture arrangement, on a 50-50 basis, with BPI for the development of a new asthma therapeutic. In order to retain its 50% interest, the Company is required to provide up to US$2 million in funding to the project over a period of two years. Any additional costs above the first US$2 million will be shared equally between the parties. The Company intends to fund the program from proceeds of the recently completed brokered private placement. The goal of the collaboration between the Company and BPI is to finish the work necessary to complete clinical trials either as a continuance of the joint venture or in alliance with a strategic partner. See "Item 1 - Description of Business - Asthma Project (BP1)".

Meditech Pharmaceuticals Inc.

By an arms length agreement dated February 3, 2000 (the "Meditech Agreement"), Meditech Pharmaceuticals Inc. ("Meditech") has granted to the Company an irrevocable one year option (the "Option") to acquire an exclusive, worldwide (exclusive of the United States) license on two of Meditech's drugs, Viraplex and MTCH-24, or any derivatives or formulations thereof. In consideration of the grant of the Option, the Company paid the sum of US$25,000. The Company has agreed to incur not less than $20,000 in research and development expenditures relating to these two drugs. Upon exercise of the Option, the Company will pay Meditech a license fee of US$100,000. The superceding license agreement will provide for the payment to Meditech of a royalty on net sales of 7% for MTCH-24 or any derivatives or formulations of MTCH-24, and 4% for Viraplex or any derivatives or formulations of Viraplex.

E.   Markets
     -------

The statistical information provided throughout this section has been sourced from the Company's market research reports, from public offering disclosure published by competitors believed by the Company to be accurate, from published data, and from the Company's experience in the industry.

AIDS Project (1F7)

AIDS was first recognized in 1981 and has since become a major epidemic, affecting more than 30 million people worldwide. AIDS is caused by HIV, and is generally transmitted through the transfer of bodily fluids.

The current U.S. market for HIV drugs is estimated to be in excess of US$3 billion. The Company feels that its 1F7 antibody, drug candidate IQ199, could represent a significant new treatment for HIV which would compete for a significant portion of this market.

The monoclonal antibody IQ199 will compete primarily with other treatments that improve the quality of life for HIV-infected individuals. Current treatment includes two classes of agents known as antiviral and immune stimulating agents. There are several problems with the current therapeutics such as viral resistance, serious health complications, and high treatment cost. The mechanism of action of IQ199 is different from current HIV drugs and may represent a more efficient approach, associated with a wider therapeutic window. By blocking the inherent immune response (clonal dominance), IQ199 should allow the immune system to regain its ability to respond to the endogenous virus.
This unique mechanism of action gives IQ199 a potential competitive advantage over other drug therapies. Since multiple HIV drugs are often used in combination chemotherapy regimens, it is unlikely that IQ199 will compete with individual AIDS therapeutics.

The Company has carried out a survey of the scientific and patent literature and has not found any existing or potential AIDS therapies that have a similar mechanism of action as IQ199. Since multiple HIV drugs are often used in combination chemotherapy regimens, it is unlikely that IQ199 will directly compete with individual AIDS therapeutics. It is more likely that IQ199 may become part of such combination regimens.


------------------------------
          5  The World Health Report 1999.  World Health Organization.

          6  IMS Health, 1998.

Alzheimer's Disease Project (AD2)

Competition currently exists among companies and research groups attempting to develop new drugs to combat Alzheimer's disease. There are numerous drugs in various stages of clinical trials. These trial drugs fall into one of five categories: cholinominetics, antioxidants, estrogen replacement, anti-inflammatory and other. The FDA, however, has approved only two drugs.
(See "Item 1 - Government Regulation") Both drugs are acetylcholinesterase inhibitors, and their overall benefit to Alzheimer's patients is minimal. The first such drug approved, tacrine, had side effects that prevented it from being accepted in the market. The most recently approved agent, donepezil, produces only mild increases in alertness. Despite this, most physicians treating Alzheimer's disease patients are expected to prescribe donepezil because there are so few alternatives.

NSAIDS (non-steroidal anti-inflammatory drugs) have shown some promise for use in Alzheimer's treatment, but the potential for serious gastrointestinal side effects complicate their therapeutic use. The new anti-inflammatory "COX-2 inhibitors" may be direct competitors with the Company's drug candidates. The competitors in this area are Merck and Searle which are both conducting phase III clinical trials with their COX-2 inhibitors. Other potential competitors include Aventis which is conducting phase III clinical trials for their phosphodiesterase inhibitor Propentrofyilline and Neotherapeutics Inc. which is in phase II trials for their drug Neotrofin, a nerve growth factor.

The Company's AD2 drug candidates have a unique combination of actions with a manageable and well-established toxicology profile. The Company's AD2 project represents a novel approach to pharmacological therapy of Alzheimer's disease. The Company's review of patent literature indicates that the Company's approach to drug treatment appears to be unique.

Despite their limited effectiveness and serious side-effects, the few drugs that are approved for use in Alzheimer's disease have U.S. sales that exceed US$400 million annually. The Company anticipates an effective and safe therapy for Alzheimer's disease to have a market in the U.S. in excess of US$1 billion.

Asthma Project (BP1)

Asthma morbidity and mortality are increasing worldwide. More than 15 million Americans, including 5 million children, suffer from asthma. Among adults in the U.S. 1 in 20 is asthmatic and among children the prevalence is higher - about 1 in 10. Asthma related mortality in the U.S. and Canada has increased by more than 25% during the last 20 years and the direct annual cost is estimated at over $7 billion annually in the U.S. alone.

Anti-asthmatic drugs for clinical use fall into two categories: (1) those which primarily provide symptomatic relief (bronchodilators); and (2) those which provide a long-term disease-modifying action. There is now a sound medical rational for the use of disease modifying agents as first-line drugs in the management of chronic asthma. Current asthma therapy is inadequate and

------------------------------
          7  Medical Science Bulletin, 1997;20.

          8  Reuters news.

          9  Journal of Allergy and Clinical Immunology 1997, 100:771

         10  Global Initiative for Asthma, NIH, 1995.

management believes that the future market for disease-modifying drugs, such as IQ210 under development by Bridge Pharma and the Company, will be as large as the current market for symptomatic bronchodilating drugs.

In the asthma therapeutic market, the Company's proposed asthma treatment will compete primarily with other disease-modifying asthma therapies. Current treatment includes inhaled steroids, antiallergenic agents such as sodium cromoglycate (inhalant) and ketotifen fumarate (systemic). The anti-asthmatic agent under research by the Company and its partner (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.") has demonstrated in pre-clinical studies a better activity profile with fewer side effects than other drugs of its class. It is expected that this agent could become an important treatment for asthma.

Several companies are working on new approaches to the treatment of asthma. Potential competitors include Novartis and Genentech which are developing a monoclonal antibody to bind IgE, a major component of allergy induced asthma attacks. Other potential competitors are Texas Biotechnology Corporation, developing a selection inhibitor which is currently in phase II human trials; Inflazyme Pharmaceuticals Ltd. which has recently completed phase I trials with a novel steroid analogue; Leukosite Inc. which has completed phase I trials of a new compound to inhibit the production of leukotrienes; and AVANIR Pharmaceuticals which is in the preclinical testing of a compound to down regulate the production of IgE.

Business Strategy

In Fiscal 1999, the Company adopted a new business strategy in order to achieve its goals. The Company's objective is to carefully select new drug technology, rapidly complete critical steps in its development and then license or otherwise divest of the technology.

Special situations in biotech are stalled projects that have an underlying foundation of strong science, protectable intellectual property, and a clearly identified market niche. The Company's goal is to capitalize on special situations through a strategy of acquisition of rights or other interest in the project, value addition, and rapid divestiture through licenses, alliances, or other disposition. The Company differentiates itself from other biotech companies by focusing on the potential for rapid return on investment rather than focusing on a particular scientific or therapeutic specialization.

F.   Research and Development Expenses
     ---------------------------------

During Fiscal 1998, 1997 and 1996, the Company spent $31,055, $77,548 and $348,734, respectively, on research and development.

G.   Patents
     -------

Intellectual property protection is achieved through use of patents and other administrative mechanisms. All patents granted or filed have either been assigned to the Company or licensed for use by the Company.

1F7 Antibody

Title:   Anti-Idiotypic Antibody and its use in Diagnosis and Therapy in
HIV-Related Disease United States Patent Number:   5,849,583
Date Granted:   December 15, 1998

The Company has licensed this patent from the Sidney Kimmel Cancer Center (see "Item 1 - Description of Business - Material Agreements - Sidney Kimmel Cancer Center").

The Company has three additional patents pending regarding the 1F7 Antibody and the above title in the United States, Europe and Canada.

In addition, the Company has a further patent pending in Canada regarding the 1F7 Antibody and the title: Methods & Compositions for Inhibiting Killing of Uninfected Lymphocytes.

Alzheimer Disease

Title:   Dapsone and Promin for the treatment of dementia
United States Patent Number:   5,532,219
Date Granted:   July 2, 1996

PCT Application: Issued in Taiwan and Europe, pending in France, Germany and
U.K.

European Patent Office Number:  EP00642337B1
Date Granted:  September 3, 1997

World Intellectual Property Organization Patent Number: WO9324118A1 Date Granted: December 3, 1993

There are five additional patents pending regarding the above title in Germany, France, Italy, U.K. and Japan.

The Company has exercised an exclusive option to license this technology and is currently negotiating the terms of a license agreement with UBC (see "Item 1 - Description of Business - Material Agreements - University of British Columbia").

Asthma

A new application was filed by Bridge Pharma, Inc. and is part of the intellectual property covered by the joint venture with the Company (see "Item 1
- Description of Business - Material Agreements - Bridge Pharma, Inc.").

In addition to its patents, the Company also relies upon trade secrets, know-how and the continuing technological innovations to develop its competitive position. It is the Company's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. These agreements provide that all confidential information developed or made known during the course of the relationship with the Company is to be kept confidential except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of the Company or relating to the

Company's business and conceived or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

H.   Government Regulation
     ---------------------

The research and development, manufacture and market of biotechnology products are subject to regulation by the Food and Drug Administration (the "FDA") in the United States, by the Health Protection Branch (the "HPB") of the Department of Health and Welfare Canada in Canada, and by comparable regulatory authorities in other countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company's products.

United States Regulation

The Company is required by the FDA to comply with the following procedures prior to marketing its products:

   *  preclinical laboratory and animal toxicology tests;
      submission of an investigational new drug application ("IND"), which must become effective before human clinical trials commence;
   * adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended application;
   *  the submission of a new drug application ("NDA") to the FDA; and
   * FDA approval of a NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of manufacturing facilities.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests are then submitted to the FDA as part of an IND requesting authorization to initial human clinical trials. Clinical trials may be initiated only upon approval of the IND by the FDA.

Clinical trials involve the administration of the biotechnology product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential stages, which may overlap:

   Phase I: Initial introduction of the compound into human subjects to test for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

   Phase II:  Studies in a limited patient population to:
              * determine the efficacy of the product for specific, targeted indications;
              *  determine optimal dosage; and
              *  identify possible adverse effects and safety risks.

In the event Phase II evaluations demonstrate that the drug is effective and has an acceptable safety profile, Phase III of the clinical trial will proceed.

   Phase III: Clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites.

The Company or the FDA may suspend clinical trials at any time if either believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of the controlled release product.

If the approval being sought is for a new therapeutic area on a previously clinically tested drug the approval process will require a new full clinical trial regime, from preclinical to Phase III. However, if the approval being sought is for a new indication within a therapeutic area on a drug that has been through one or more stages of clinical trials, then it is possible, if the indication is close enough to that of the original submission, that any clinical data available on this drug might be used to avoid repetition of these trials.

The FDA may deny approval of an NDA if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance within regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the biotechnology product that has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The regulations concerning the sale of biotechnology drugs in Canada are substantially similar to those of the United States described above.

The Company must submit an IND to the HPB prior to conducting clinical trials of a new drug in Canada. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If the HPB does not notify the Company within 60 days of receiving the application that the application is unsatisfactory, the Company may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described under "United States Regulation" above.

The Company must submit a new drug submission ("NDS") to the HPB and receive a notice of compliance from the HPB before selling a new drug in Canada. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients of the new drug, the methods of manufacturing, processing and packaging of the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the results of clinical trials and the effectiveness of the new drug when used as intended. If the HPB determines that the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the HPB will issue a notice of compliance for the new drug.

The HPB may deny approval of an NDS if applicable regulatory criteria are not satisfied, or the HPB may require additional testing of a product. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The HPB may require further testing and surveillance programs to monitor the biotechnology product which has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures and criminal prosecutions.

Additional Regulatory Considerations

In addition to the regulatory approval process, biotechnology companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control. Also, biotechnology companies may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the biotechnology industry.

Certain provincial regulatory authorities in Canada have the ability to determine whether the cost of a drug sold within its province will be reimbursed by a provincial government health plan by listing drugs on formularies. These provincial formularies may affect the prices and/or volume of drugs sold within such provinces.

Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. Basically, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include the establishment of a separate agency for drug regulation with a revised approval system based on those found in European Community countries. However, there is no assurance that such changes will be implemented or will expedite the approval of new drug products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance for a medicine, other than the first medicine marketed in Canada, provided that the patent owner of the medicine has filed a list of its Canadian patents covering that medicine with the HPB. After receiving such list, the HPB may refuse to issue a notice of compliance permitting the importation or sale of a patented medicine to persons other than a patent owner until patents on the medicine expire or are declared invalid by a court of competent jurisdiction.

Regulation in Other Jurisdictions

The Company may decide to develop one or more of its compounds first in regions outside of North America and Europe, depending upon clinical and commercial factors. Currently, the Company has no plans in place for drug development activities outside of these regions.

In addition to meeting the specific requirements of the country for which a drug is first intended to be commercialized, the Company intends to meet and exceed the North American regulatory guidelines for any of its drug development programs that are not initially commenced in North America.

I.   Risk Factors
     ------------

The following provides a brief description of some of the risk factors which should be considered in relation to the Company's business. It must be recognized that there are three primary markets for pharmaceuticals: North America, Europe and Japan/Asia, and the risk factors associated with the Company's projects may vary according to the particular market being addressed. Specific risk factors to be considered include, but are not limited to, the following:

Early Stage Of Development

All of the Company's products are in the research stage. At present, the Company does not possess a marketable product. There can be no assurance that any such products will be fully developed and tested, and if fully developed and tested, will perform in accordance with the Company's expectations. There is also no assurance that necessary regulatory approval or clearance will be obtained in a timely manner, if at all, or that any of the Company's products can be successfully and profitably developed, produced and marketed. The research may fail or the compounds may not meet regulatory approval for human use. Even if the Company's research programs are successful, development of a marketable product will likely take several years.

There is no guarantee that the Company will make a satisfactory deal with a major pharmaceutical company to conduct human clinical trials, to complete product development, to obtain regulatory approval, and ultimately to market the product.

Limited Revenues, History of Operating Loss & Accumulated Deficit

The Company has had no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1991, it has been engaged only in research and development. The Company has incurred significant operating losses, including net losses of $201,671 in Fiscal 1998, $262,744 in Fiscal 1997, $825,674 in Fiscal 1996, $559,444 in Fiscal 1995, and $493,178 in Fiscal 1994.
At September 30, 1999, the Company had an accumulated deficit of $2,993,203. It will be a number of years, if ever, before the Company will receive any significant revenues from commercial sales of products. The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations. Failure to obtain additional capital, if needed, would have a material adverse effect on the Company's operations. See "Item 9 - Management's Discussion & Analysis of Financial Condition & Results of Operations".

Uncertainties of Additional Funding Required

The Company has sufficient funds to undertake its currently planned research and development activities through Fiscal 2000. However, the Company will require substantial funds in order to conduct its future activities. The Company intends to seek these funds through equity financing, collaborative arrangements with corporate sponsors, or from other sources. The Company may also require additional funds in order to acquire technology or products that complement the Company's efforts. There can be no assurance that additional financing will be available on acceptable terms. Additional equity financings could result in significant dilution to existing shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 9 - Management's Discussion & Analysis of Financial Condition & Results of Operations".

No Assurance of Regulatory Approval - Potential Delays
The preclinical testing and clinical trials of any products developed by the Company or its collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any new products resulting therefrom are subject to regulation by federal, state and local governmental authorities in the United States, principally the FDA, and by other similar agencies in other countries (see "Item 1 - Government Regulation"). In order for a product developed by the Company or its collaborators to be marketed and sold in a particular country it must receive all relevant regulatory approvals or clearances. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditures of substantial resources. Data obtained from a preclinical trial and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its collaborators, impose significant additional costs on the Company and its collaborators, diminish any competitive advantages that the Company or its collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Any regulatory approval or clearances granted may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product. In addition, product approvals or clearances, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing GMP ("Good Manufacturing Procedures"). Failure to comply with applicable regulatory requirements can result in actions such as warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications or criminal prosecution.

The Company is also subject to numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development activities. The Company is unable to predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products. Also, there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

Conflicts of Interest

Certain officers and directors of the Company also serve as officers and/or directors of other companies which engage in biotechnology/pharmaceutical research and development activities. Although there are inherent conflicts arising from an officer or director holding such positions with more than one company (such as in determining the allocation of the individual's time and business opportunities presented to the individual), there are presently no specific conflicts of interest arising from the Company and such other companies having common insiders. See "Item 10 - Officers & Directors of the Company" for identification of the biotechnology/pharmaceutical companies having common insiders with the Company. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company would have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of the matter before the meeting. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether the Company will participate in a particular program, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Competition

The biotechnology industry is intensely competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company. Many of the competing companies have significantly greater financial resources and expertise than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its collaborators, or that such competitive products will not render the Company's products obsolete.

Agreements with Other Parties

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in certain licenses, rights or products subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

Dependence Upon Key Personnel

The Company is dependent upon a relatively small number of key employees and the loss of any of these employees could have an adverse effect on the Company. Competition among biotechnology and biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. The Company has entered into an employment agreement with each of its officers and key employees. The Company is also dependent, to some extent, on the guidance of certain members of its scientific advisory board, none of whom is obligated, or will devote his full-time efforts, to the business of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all. In addition, the Company does not maintain "key person" life insurance on any officer, employee or consultant of the Company. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

Patents, Permits & Licenses

The Company considers patent protection and proprietary technology to be materially significant to its business. The Company relies on certain patents and pending applications relating to various aspects of its potential products and technology. These patents and patent applications are either owned by or exclusively licensed to the Company. There can be no assurance that the Company will be able to obtain and retain all necessary patents, licenses and permits that may be required to carry out the research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing of commercial products. There can also be no assurance that others will not independently develop similar technologies, duplicate any technology developed by the Company, the Company's technology will not infringe upon patents or other rights owned by others, that any of the Company's patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's rights provided by its patents or to determine the scope and validity of others' proprietary rights.

There have been no patent infringement claims filed by or against the Company.

No Assurance of Successful Manufacturing

The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products that it may develop. Accordingly, the Company would be required to either develop the facilities to manufacture independently any products with commercial potential, or be dependent upon securing a contract manufacturer or other third party to manufacture such products. There can be no assurance that the Company would be able to independently develop such capabilities or that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace.

Dependence on & Management of Future Corporate Collaborations

The success of the Company's business strategy is largely dependent on its ability to enter into collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any favourable collaboration. There can be no assurance that any of the Company's future or existing collaborators will commit sufficient resources to the company's research and development programs or the commercialization of its products. Also, there can be no assurance that such collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company, or that disputes will not arise with respect to ownership of technology developed under any such collaborations. Management of the Company's collaborative relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources.

Currency Fluctuations

The Company reports its financial position and results of operations in Canadian dollars in its annual financial statements. The Company's operations result in exposure to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results of operations. The Company does not currently take any steps to hedge against currency fluctuations.

Shares Reserved for Future Issuance

As at February 29, 2000, the Company had reserved 12,443,513 Shares for issuance upon the exercise of stock options, share purchase warrants and special warrants. Such Shares represent a potential dilution of approximately 41.9% based upon 29,712,465 Shares then outstanding. Upon closing of the Company's brokered private placement on March 9, 2000, the number of Shares reserved for issuance by the Company increased to 40,091,690 Shares upon the exercise of stock options, share purchase warrants, special warrants and agent's warrants. Such Shares represent a potential dilution of approximately 134.2% based upon 29,882,465 Shares then outstanding. (See "Item 12 - Options to Purchase Securities From Company".) The issuance of these Shares has already received Canadian Venture Exchange approval. The Company may in the future enter into commitments which would require the issuance of additional Shares and may grant additional stock options and/or issue share purchase warrants. The Company's share capital consists of 100,000,000 Shares. Issuance of such additional
Shares is subject to Canadian Venture Exchange approval and compliance with applicable securities legislation.

Dividends

To date, the Company has not declared or paid dividends on its Shares and does not anticipate doing so in the foreseeable future. Investors will only realize economic gain on their investments from appreciation in the price of the stock.

Forward Looking Statements

This Registration Statement contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results. All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors".


ITEM 2.   DESCRIPTION OF PROPERTY

The Company currently leases 2000 square feet of office space for administrative purposes in Vancouver, Canada. The lease expires on May 31, 2001 unless extended by the Company for up to one year.


ITEM 3.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

ITEM 4.   CONTROL OF COMPANY

As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information, as at February 29, 2000, concerning (i) persons that are the registered owners of, or are known by the Company to own beneficially, directly or indirectly, more than 10% of the outstanding Shares and (ii) beneficial ownership of Shares by all directors and officers of the Company, as a group:

================================================================================
    Identity of Holder       No. of Common Shares       Percentage of Class
================================================================================
 CDS & Co., NCI Account(1)        15,375,274                     51.8%
--------------------------------------------------------------------------------
 Allen Bain                        4,315,555                     14.5%
--------------------------------------------------------------------------------
 Directors & Officers as a Group   5,586,289                     18.8%
 (8 persons)(2)
================================================================================

(1)   The Company is unaware of the beneficial owner of these Shares.
(2) Includes escrowed Shares (see page following), but does not include an additional 3,678,500 Shares that may be acquired upon the exercise of stock options or share purchase warrants. See "Item 12 - Options to Purchase Securities from Company".


ITEM 5.   NATURE OF TRADING MARKET

The Shares are traded in Canada on the Canadian Venture Exchange and trade under the symbol "IMM". The following table sets out for each of the periods indicated the market price range and the trading volume on the Canadian Venture Exchange (or its predecessor, the Vancouver Stock Exchange, if prior to November 29, 1999) of the Shares for each quarterly period since January 1, 1998:

================================================================================
                                      high            Low           Volume
  Year       Quarterly Summary        ($)             ($)        (Common Shares)
--------------------------------------------------------------------------------
  1999         Fourth Quarter         0.20            0.13           1,223,446
               Third Quarter          0.26            0.13           2,080,784
               Second Quarter         0.33            0.09           6,412,305
               First Quarter          0.19            0.08           2,230,648

  1998         Fourth Quarter         0.24            0.11           3,684,844
               Third Quarter          0.25            0.09           1,964,582
               Second Quarter         0.34            0.04           8,593,540
               First Quarter          0.04            0.02             445,167
================================================================================

The closing price of the Shares on the Canadian Venture Exchange on February 29, 2000 was $1.33.

There is no active trading market for the Shares in the United States, although United States residents may purchase Shares. The following table indicates the approximate number of record holders of Shares at September 30, 1999, the number of record holders of Shares with United States addresses and the portion and percentage of Shares so held in the United States. On such date, 27,939,465 Shares were outstanding.

================================================================================
 Total Number         Number of          Shares Held              Percentage
   of Holders        U.S. Holders        in the U.S.              of Shares
--------------------------------------------------------------------------------
      166                 62              1,865,676                  6.7%
================================================================================

Depositories, brokerage firms and financial institutions hold a substantial number of the Shares in "street names". Based upon enquiries made by the Company as to the number of registered holders of Shares with United States addresses, and on the number of annual reports and proxy statements requested by nominees, management of the Company estimates that the total number of beneficial holders of Shares exceeds 702, of which approximately 42 are U.S. persons.

The Company is not aware of the distribution of any warrants to U.S. residents. United States residents may beneficially own Shares or warrants held of record by non-United States residents.


ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See "Item 7 - Taxation".

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the company was not, immediately prior to the implementation of the investment, controlled by a WTO investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting shares of the Company by a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the Company equaled or exceeded $184 million (threshold amount for 1999). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than

Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including:

   (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities;

   (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act; and

   (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.


ITEM 7.   TAXATION

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders who are non-residents of Canada are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own taxes. The Company has not paid dividends on the Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future. For additional particulars, see "Item 8 - Selected Financial Data - Dividend Policy".

Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, a company resident in the United States that beneficially owns at least 10% of the voting stock of the Company would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

A non-resident holder is not subject to tax in Canada in respect of a capital gain realized upon the disposition of a Share unless the Share represents "taxable Canadian property" to the holder thereof. The Shares will be considered taxable Canadian property to a non-resident holder only if:

(a)     the non-resident holder;
(b) persons with whom the non-resident holder did not deal at arm's length; or
(c) the non-resident holder and persons with whom he did not deal at arm's length, owned not less than 25% of the issued shares of any class or series of the Company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom Shares represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such Shares by reason of the Treaty unless:

(a) the value of such Shares is derived principally from real property (including resource property) situated in Canada,

(b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or

(c)     the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of distribution exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to three quarters of the capital gain.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Shares and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders are urged to consult their own tax advisors with respect to their particular circumstances.


ITEM 8.   SELECTED FINANCIAL DATA

The Company has a limited history of operations and has not generated any operating revenues. The following table sets forth selected financial data for the Company which has been derived from the audited financial statements of the Company. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. This information should be read in conjunction with the Company's Financial Statements and "Item 9 - Management's Discussion & Analysis of Financial Condition & Results of Operations" herein for a discussion of those factors affecting comparability of the data in the following table.

The following financial data is expressed in Canadian dollars as used in the Company's financial statements. The exchange rate for conversion to US dollars is detailed in "Currency Exchange Rates".

-----------------------------------------------------------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
                           Nine             Nine                                Financial Year Ended December 31
                           Months           Months
                           Ended            Ended
                           Sept. 30,        Sept. 30,           1998           1997           1996          1995         1994
                           1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:

REVENUE
Interest                  $    6,215       $      539      $      912        $    1,387     $   18,016    $    -        $     -
Grant & Miscellaneous          5,088             -                                               1,667         -              -
                           --------------------------------------------------------------------------------------------------------
                              11,303              539             912             1,387         19,683         -              -
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
General & Administrative
  and Interest               175,947           86,271         166,855           147,618        476,943       286,233       294,617
Research & Development       159,183           24,407          31,055            77,548        348,734       370,211       367,237
                           --------------------------------------------------------------------------------------------------------
                             335,130          110,678         197,910           225,166        825,677       656,444       661,854
-----------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE
 UNDERNOTED ITEMS            323,827          110,139         196,998           223,779        805,994       656,444       661,854
Loss (gain) on
 disposition of
 of capital assets              -                -              4,673              -              -             -           (1,256)
Loss on disposition of
 intangible assets              -                -               -               38,965           -             -             -
Write-down of intangible
 assets                         -                -               -                 -            60,180          -           28,580
Refundable Investment
Tax Credit                      -                -               -                 -           (40,500)      (97,000)     (196,000)

NET LOSS                     323,827          110,139         201,671           262,744        825,674       559,444       493,178

DEFICIT, BEGINNING         2,669,376        2,467,705       2,467,705         2,204,961      1,359,357       799,913       306,735
-----------------------------------------------------------------------------------------------------------------------------------
 NET MONETARY
 LIABILITIES ACQUIRED           -                -                -                -            19,930(1)       -             -
 ----------------------------------------------------------------------------------------------------------------------------------
DEFICIT, ENDING           $2,993,203       $2,577,844      $2,669,376        $2,467,705     $2,204,961    $1,359,357    $  799,913
                          =========================================================================================================
-----------------------------------------------------------------------------------------------------------------------------------
Net Loss per
 Common Share             $    0.014       $    0.005      $    0.010        $    0.013     $    0.048    $    0.053    $    0.214
                          =========================================================================================================
-----------------------------------------------------------------------------------------------------------------------------------
Weighted Average
Number of Outstanding
Shares                    23,010,972       20,370,452      20,137,118        19,970,452     17,360,000    10,522,000     2,305,635
                          =========================================================================================================
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Current Assets            $  737,940       $   59,930      $   87,606       $    10,586     $  244,865    $  355,905    $  407,469
Capital Assets                33,887            3,282            -               12,988         16,566        17,025        21,957
Other Assets                    -                -               -                 -              -           55,506        94,261
Intangible Assets            158,017          136,818         147,462           143,609        204,074       253,606       210,959

LIABILITIES               $  106,682       $   95,084      $  137,654        $   32,098     $   67,676    $  775,785    $  993,654

SHARE CAPITAL             $3,816,365       $2,682,790      $2,712,790        $2,602,790     $2,602,790    $1,265,614    $  504,905

SHARES TO BE ISSUED       $     -          $     -         $   54,000        $     -        $     -       $     -       $     -

DEFICIT                   $2,993,203       $2,577,844      $2,669,376        $2,467,705     $2,204,961    $1,359,357    $  799,913
-----------------------------------------------------------------------------------------------------------------------------------

Page 33

-----------------------------------------------------------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
                           Nine             Nine                                Financial Year Ended December 31
                           Months           Months
                           Ended            Ended
                           Sept. 30,        Sept. 30,           1998           1997           1996          1995         1994
                           1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:

Loss - Canadian GAAP      $  323,827       $  110,139      $  201,671        $  262,744     $  825,674    $  559,444    $  493,178
Add stock-based
  compensation               135,556             -            162,000              -           121,722          -             -

Add reverse
acquisition costs               -                -               -                 -           155,875
                          ---------------------------------------------------------------------------------------------------------
Loss - U.S. GAAP          $  459,383       $  110,139      $  363,671        $  262,744     $1,103,271    $  559,444    $  493,178
                          ---------------------------------------------------------------------------------------------------------
DEFICIT
Beginning, U.S. GAAP       3,108,973        2,745,302       2,745,302         2,482,558      1,379,287(1)    799,913       306,735
                          ---------------------------------------------------------------------------------------------------------
Ending, U.S. GAAP          3,568,356        2,855,441       3,108,973         2,745,302      2,482,558     1,359,357       799,913
                          =========================================================================================================
Loss per Share, U.S.
 GAAP                     $     0.03       $     0.01      $     0.02        $     0.02     $     0.09    $     0.07    $     0.32
                          =========================================================================================================
Weighted Average Number
 of Outstanding Shares    17,444,305       14,803,785      14,570,451        14,403,785     11,943,333     7,522,000     1,557,690
                          =========================================================================================================
BALANCE SHEET DATA:
Share Capital
Canadian GAAP              3,816,365        2,682,790       2,712,790         2,602,790      2,602,790     1,265,614       540,905
U.S. GAAP                  4,386,616        2,955,485       3,147,485         2,875,485      2,875,485     1,265,614       540,905

DEFICIT, ENDING
Canadian GAAP              2,993,203        2,577,844       2,669,376         2,467,705      2,204,961     1,359,357       799,913
U.S. GAAP                  3,568,356        2,855,441       3,108,973         2,745,302      2,482,558     1,359,357       799,913
-----------------------------------------------------------------------------------------------------------------------------------

  (1) Beginning deficit in 1996 was adjusted for net monetary liabilities acquired of $19,930. Detail is provided in Note 1 to the Financial Statements.

Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation, determined using a black-Scholes pricing model, is expenses over the vesting periods of each option grant. For the purposes of reconcilation to U.S. GAAP, the Company would record additional compensation expense of $135,556 in the nine months ended September 30, 1999, $162,000 in 1998 and $121,722 in 1996, in respect of options granted to non-employees.

Under U.S. GAAP, costs incurred in connection with the reverse acquisition in 1996 totalling $155,875, net of cash received from the acquisition of $15,028, must be charged to expense.

As at December 31, 1998 there were 5,566,667 Shares held in escrow pursuant to the terms of an escrow agreement dated December 7, 1995 among the Company, Montreal Trust Company of Canada, as escrow agent, and the holders of the Shares. The Shares may be released from escrow on a pro rata basis when the cumulative cash flow from operations meets certain criteria. No escrow Shares have been released to date. Reference should be made to "Item 14 - Description of Shares to be Registered".

To date, the Company has not paid any dividends on the Shares and it does not expect to pay dividends in the foreseeable future.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in Note 14 to the Financial Statements. For a comparison of these differences between Canadian GAAP and U.S. GAAP, see Note 14 to the Financial Statements.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

General
-------

The following discussion and analysis should be read in conjunction with the Financial Statements and related notes. The Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. A discussion of differences between Canadian and United States generally accepted accounting principles is provided in Note 14 to the Financial Statements.

Since incorporation of Immune Network as a biotechnology company, the Company has devoted its fiscal resources primarily to fund its research and development programs. The Company's business remains at an early stage of development and has been unprofitable. The Company expects to incur additional losses for the next several years as it invests in product research and development, pre-clinical studies and clinical trials, and regulatory compliance. The Company's business is subject to significant risks, including uncertainties associated with the regulatory approval process and with obtaining and enforcing patents. See "Item 1 - Description of Business - Risk Factors".

Subsequent to September 30, 1999, the Company completed a non-brokered private placement raising gross proceeds of $318,000, and completed a brokered private placement of special warrants raising gross proceeds of $8,499,999 (see "Description of Business - Business of the Company" and "Options to Purchase Securities from the Company"). In addition, 180,000 share purchase warrants exercisable at $0.15 per share expired, unexercised, on December 2, 1999.

Liquidity & Capital Resources
-----------------------------

The Company has financed its operations primarily through equity financings, government grants and tax credits. From January 1, 1994 to December 31, 1998, the Company received approximately $2,712,790 in net proceeds from the sale of equity securities.

The Company does not anticipate revenues from product sales for the foreseeable future. Over the next several years, through preclinical development and the early clinical stages of development, the Company expects to derive its sources of funding primarily from equity financing. Additional funding may be obtained through interest income. The long term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate disposition of intellectual property. All or a portion of the payments that may be received under such agreements will likely be conditional upon the Company reaching certain developmental milestones. As much as possible, the disposition of intellectual property is intended to be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

Nine Month Period Ended September 30, 1999

In February 1999 the Company completed a non-brokered private placement of 360,000 units at $0.15 per unit, each unit consisting of one Share and one share purchase warrant exercisable for one year to purchase one additional Share at $0.15. In July 1999 the Company completed two non-brokered private placements raising gross proceeds of $942,977. In connection with these private placements, a total of 6,286,513 share purchase warrants were issued, each warrant exercisable to purchase one Share at $0.15 in the first year and $0.18 in the second year. During the period the Company also raised $116,175 from the exercise of options ($93,750) and warrants ($22,425).

There were no material commitments for capital expenditures as at September 30, 1999.

Year Ended December 31, 1998

During Fiscal 1998, the Company completed a private placement of 400,000 units for total proceeds of approximately $80,000. Each unit consisted of one Share and one share purchase warrant exercisable for one year to purchase one Share at $0.20. At December 31, 1998, the Company had a working capital deficit of approximately $48. During the year the Company disposed of all of its capital assets consisting of laboratory and office equipment to a private company. The Company determined that its assets were no longer necessary in view of its contract with ImmPheron under which ImmPheron was required to conduct preclinical trials. The Company recognized a loss on the disposition of $4,673.

There was no material commitments for capital expenditures as at December 31, 1998.

Year Ended December 31, 1997

There were no share capital transactions during Fiscal 1997.

Year Ended December 31, 1996

During Fiscal 1996, the Company raised approximately $572,620 pursuant to a private placement of 1,590,611 at $0.36 per Share. This financing was done before the amalgamation of Immune Network and BCFC on April 24, 1996. The Company raised an additional $825,000 in a post-amalgamation private placement of 1.5 million units, each unit consisting of one Share and one share purchase warrant exercisable for one year to purchase one Share at $0.55.

RESULTS OF OPERATIONS
---------------------

Nine Month Period Ended September 30, 1999

Beginning June 1999 the Company resumed research activities for Antibody 1F7 which included the completion of viral load testing on blood samples from previous studies and the compilation of existing data in preparation for regulatory review. During 1998 research activities had been scaled down due to lack of funding and staff to carry out research.

During the second-half of Fiscal 1999, the Company exercised its option to license the Alzheimer's drug candidates (see "Item 1 - Description of Business - Material Agreements - University of British Columbia") and entered into a joint venture agreement regarding the development of a new asthma therapeutic (see "Item 1 - Description of Business - Material Agreements - Bridge Pharma, Inc.").

The Company carried out research in the form of due diligence on these technologies and also began preparations for clinical testing of the Alzheimer's Disease Project (AD2).

During the nine month ended September 30, 1999, the Company reported a net loss of $323,827 ($0.014 per Share) as compared to $110,139 ($0.005 per Share) for the same period in 1998. For the nine months ended September 30, 1999 the Company expended $159,183 on its research activities as compared to $24,407 during the nine months ended September 30, 1998. The increase in research and development expenditures was primarily due to the commencement of the Alzheimer's disease project in July 1999 and costs incurred prior to commencement of the Asthma joint venture, which required the Company to increase its staff and space, and to enhance its infrastructure (website), which directly attributed to increases in salaries and benefits ($65,506), consultants ($34,957), rent ($10,485) and computer support and maintenance ($24,607). For the nine months ended September 30, 1999, the Company expended $175,947 in its administrative activities as compared to $86,271 during the nine months ended September 30, 1998. The increase in administrative expenses was primarily due to increase in salaries and benefits ($42,494) as related to management change and hiring of staff, legal and accounting ($35,236), computer support and maintenance ($8,212), and interest ($4,500) on shareholder's loan.

Year Ended December 31, 1998

During Fiscal 1998, the Company reported a net loss of $201,671 ($0.010 per Share) as compared to $262,744 ($0.013 per Share) during Fiscal 1997. During Fiscal 1998, the Company expended $31,055 in its research activities as compared to $77,548 during Fiscal 1997. The decrease in research expenditures in 1998 was attributable to the research agreement between the Company and ImmPheron, Inc. during the fourth quarter of 1997 wherein ImmPheron Inc. was required to fund US$81,000 towards a live animal trial of the Antibody 1F7 program in 1998 in order to earn its 50% interest. For Fiscal 1998, the Company expended $166,855 in its administrative activities as compared to $147,618 during Fiscal 1997. Advertising expense increased by $31,076 as the Company increased its advertising expenditures in 1998 in an effort to raise capital to fund further operations. The Company entered into an investor relations contract with an arm's length party in August 1998 at a fee of $4,000 per month. The contract was terminated in December of 1998 due to reduced cash flow. In addition, the Company took out several advertisements in an attempt to raise capital. Legal fees decreased by $26,424 (from $28,243 to $1,819) and accounting fees decreased by $4,265 (from $20,044 to $15,779), as considerable fees were incurred in 1997 as related to a proposed asset sale. During the year, the Company disposed of all of its capital assets consisting of laboratory and office equipment to a private company. The Company determined that its assets were no longer necessary in view of its contract with ImmPheron Inc. The Company recognized a loss on the disposition of $4,673.

Year Ended December 31, 1997

During Fiscal 1997, the Company reported a net loss of $262,744 ($0.013 per Share) as compared to $825,674 ($0.048 per Share) during Fiscal 1996. Included in the net loss figure for Fiscal 1997 was a $38,965 loss arising upon the finalization of a sale to a minority shareholder of technologies, comprised of a patent and two patent applications, no longer being pursued by the Company (see discussion under "Year Ended December 31, 1996"). During Fiscal 1997, the Company expended $147,618 on administrative expenses as compared to $476,943 during Fiscal 1996. The significant decrease in administration expenses was attributable to costs associated with the amalgamation in Fiscal 1996 of Immune Network and BCFC and scaled back its expenditures in 1997 due to cash flow considerations.

Advertising expense decreased by $20,196, and of the $24,369 incurred for advertising in 1996, approximately $16,500 was paid to an arm's length party for public relations in connection with an AIDS conference held in Vancouver. The balance was paid pursuant to an investor relations contract. Legal fees increased by $11,171 (from $17,072 to $28,243) relating largely to a proposed sale of assets of the Company which was ultimately abandoned in 1997.
Accounting fees decreased by $18,320 (from $38,364 to $20,044). The 1996 accounting fees represent higher audit fees associated with the Company's amalgamation.

During Fiscal 1997, the Company expended $77,548 in its research activities as compared to $348,734 during Fiscal 1996. This decrease of $271,186 in research and development expenditures can be primarily attributed to the decrease in scientific collaboration ($83,310), research salaries and benefits ($88,883) and consulting fees ($69,113).

Year Ended December 31, 1996

During Fiscal 1996, the Company reported a net loss of $825,674 ($0.048 per Share) as compared to $559,444 ($0.053 per Share) during Fiscal 1995. Included in the December 31, 1996 figure was $60,180 in a write-down of intangible assets. During 1996 the Company decided to change its focus and devote its resources to its most promising technology, antibody 1F7. Accordingly, the Company reviewed the costs associated with those technologies no longer being pursued and wrote them down by $60,180 to their estimated net realizable value. This estimate was based on preliminary discussions with a minority shareholder who expressed an interest in acquiring these technologies.

In 1997 the Company concluded its transaction with the minority shareholder resulting in a further write-down of $38,965.

During Fiscal 1996, the Company expended $348,734 ($370,211 in 1995) in research activities, and $476,943 ($286,233 in 1995) in administration expenses. The significant increase in administration expenses from Fiscal 1995 to Fiscal 1996 ($190,710) was attributable to the costs associated with the amalgamation of Immune Network and BCFC.


ITEM 9A.   MARKET RISK

The Company does not hold any material market risk sensitive instruments.

ITEM 10.   DIRECTORS AND OFFICERS OF THE COMPANY

As at February 29, 2000, the directors and executive officers of the Company, the positions held by them and the period during which they have served as a director or executive officer are as follows:


================================================================================
       Name                    Position                   Period Served
--------------------------------------------------------------------------------
Allen I. Bain AC      President, Chief Executive        Since May 14, 1999
                      Officer & Director
--------------------------------------------------------------------------------
Robert J. Gayton AC   Director                          Since May 31, 1994
--------------------------------------------------------------------------------
Oh Kim Sun            Director                          Since January 25, 2000
--------------------------------------------------------------------------------
Donald R. Rix AC      Director                          Since June 24, 1996
--------------------------------------------------------------------------------
Ronald G. Paton       Corporate Secretary               Since June 10, 1999
--------------------------------------------------------------------------------
Ron Kertesz           Commercial Director(1)            Since June 29, 1999
--------------------------------------------------------------------------------
Danny Lowe            Controller                        Since June 29, 1999
--------------------------------------------------------------------------------
Mario Kasapi          Manager of Business Development   Since September 15, 1999
================================================================================

(AC)   Member of the audit committee of the Company.
 (1)   Executive officer position (not a director of the Company).

Each director's term of office expires at the Company's next annual general meeting. The term of office for the Company's executive officers and members of the audit committee expires at its next annual general meeting. The board of directors appoints the Company's executive officers and the audit committee for the ensuing year following each annual general meeting.


ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company during Fiscal 1998 to all officers and directors, as a group, for services in all capacities was $40,208.

None of the Company's directors and officers have received any manner of compensation for services provided in their capacity as directors or officers during the Company's most recently completed financial year with the exception of stock options granted to certain directors and officers of the Company (see "Item 12 - Options to Purchase Securities from the Company").


ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

Incentive Stock Options

As at February 29, 2000, the Company had outstanding incentive stock options pursuant to which an aggregate of 1,917,000 Shares may be purchased from the Company as follows:

--------------------------------------------------------------------------------
        Optionees   Exercise Price    Expiry Date       Shares Under Option
                         ($)
--------------------------------------------------------------------------------
  Gunnar Aberg          $0.40        January 24, 2005         200,000
--------------------------------------------------------------------------------
  Rupinder Bagri        $0.40        January 24, 2005          25,000
--------------------------------------------------------------------------------
  Allen Bain            $0.40        January 24, 2005         100,000
                        $0.15        June 9, 2004             270,000
--------------------------------------------------------------------------------
  Robert Gayton         $0.40        January 24, 2005         100,000
--------------------------------------------------------------------------------
  Michael D. Grant      $0.15        May 19, 2003              50,000
--------------------------------------------------------------------------------
  Mario Kasapi          $0.40        January 24, 2005         100,000
--------------------------------------------------------------------------------
  Sultan Karim          $0.23        July 25, 2004             50,000
--------------------------------------------------------------------------------
  Ron Kertesz           $0.40        January 24, 2005         100,000
                        $0.15        May 21, 2004              20,000
                        $0.23        July 25, 2004            160,000
--------------------------------------------------------------------------------
  Danny Lowe            $0.40        January 24, 2005         100,000
--------------------------------------------------------------------------------
  Clive Page            $0.23        June 9, 2004             115,500
--------------------------------------------------------------------------------
  Ronald G. Paton       $0.40        January 24, 2005         100,000
--------------------------------------------------------------------------------
  Brendan Payne         $0.23        July 25, 2004             15,000
--------------------------------------------------------------------------------
  Ping Quin             $0.23        July 25, 2004             31,500
--------------------------------------------------------------------------------
  Donald Rix            $0.40        January 24, 2005         100,000
--------------------------------------------------------------------------------
  Matt Sadler           $0.23        July 25, 2004             25,000
--------------------------------------------------------------------------------
  Talieh Shakrokhi      $0.40        January 24, 2005          15,000
                        $0.23        July 25, 2004             25,000
--------------------------------------------------------------------------------
  Oh Kim Sun            $0.40        January 24, 2005         100,000
--------------------------------------------------------------------------------
  Michael Walker        $0.23        June 9, 2004              35,000
--------------------------------------------------------------------------------
  Michelle Wong         $0.40        January 24, 2005          20,000
--------------------------------------------------------------------------------
  Stephanie Yip         $0.40        January 24, 2005          25,000
--------------------------------------------------------------------------------
  Alexander Zolotoy     $0.40        January 24, 2005          15,000
                        $0.23        July 25, 2004             20,000
--------------------------------------------------------------------------------

A total of 1,250,000 stock options are held by directors and executive officers of the Company.

All of the stock options are non-transferable and terminate on the earlier of the expiry date or the 30th day following the day on which the optionee ceases to be eligible to hold stock options pursuant to the applicable Canadian Venture Exchange policy.

Share Purchase Warrants

As at February 29, 2000, share purchase warrants were outstanding entitling the holders to purchase a total of 6,286,513 Shares as follows:


      ================================================================
       NUMBER OF WARRANTS      EXERCISE PRICE           EXPIRY DATE
      ================================================================
         6,286,513(1)          $0.15 1st year         July 13, 2000
                               $0.18 2nd year         July 13, 2001
      ================================================================

  (1) A total of 76,500 share purchase warrants are held by directors and executive officers of the Company.

Special Warrants

As at February 29, 2000, the Company has reserved 2,120,000 Shares for issuance at no additional cost upon exercise of special warrants. In addition, share purchase warrants will be issued upon the exercise of the special warrants entitling the holders to purchase an additional 2,120,000 Shares at a price of $0.15 until January 23, 2001 and at $0.17 from January 24, 2001 until January 23, 2002.

Subsequent to February 29, 2000, the Company completed a brokered private placement of special warrants and has reserved a further 15,454,544 Shares for issuance at no additional cost upon the exercise or deemed exercise of such special warrants. In addition, share purchase warrants will be issued upon the exercise or deemed exercise of the special warrants entitling the holders to purchase a total of 7,727,272 Shares. An additional 2,318,181 Shares, including an additional 772,727 Shares issuable upon exercise of the share purchase warrants, are reserved for issuance upon the exercise or deemed exercise of the special warrants in the event that receipts for a prospectus are not obtained from the Securities Commissions in each of the Provinces of British Columbia, Alberta, Ontario and Quebec qualifying the distribution of the securities upon exercise of the special warrants by July 6, 2000. The special warrants are subject to the terms of a special warrant indenture dated March 9, 2000, entered into between the Company and Montreal Trust Company of Canada, as trustee.

Agent's Warrants

Subsequent to February 29, 2000, the Company has issued 1,545,454 agent's warrants (the "Agent's Warrants") in relation to the sale of the 15,454,544 special warrants described above. Each Agent's Warrant is exercisable at no additional cost into one compensation option (the "Agent's Compensation Option"). Each Agent's Compensation Option will entitle the holder to acquire one unit (the "Agent's Unit") at a price of $0.55 each. Each Agent's Unit will be exercisable into one Share and one-half of one share purchase warrant (the "Agent's Unit Warrants"). Each whole Agent's Unit Warrant will entitle the holder to acquire one additional Share at a price of $1.40 each until September 8, 2001.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
To the knowledge of current management, no director or officer of the Company or any shareholder holding of record or beneficially, directly or indirectly, owning more than 10% of the issued and outstanding Shares, or any of their respective associates or affiliates or any relative or spouse of any of the foregoing who has the same home, has had any material interest, directly or indirectly, in any material transaction with the Company, or in any proposed material transaction, since January 1, 1996.

Pursuant to a Loan Agreement dated September 13, 1999, Allen Bain, President, CEO and a director of the Company, is presently indebted to the Company in the sum of approximately $34,000. The loan is secured by a pledge of Shares and is offset against rental payments owing by the Company. The rate of interest charged on the principal sum outstanding is equal to Revenue Canada's prescribed rate of interest in effect from time to time.


ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

The shares to be registered are the Company's common shares without par value.

As at February 29, 2000, the authorized capital of the Company consists of 100,000,000 Shares of which 29,712,465 were issued as fully paid and non-assessable. In addition, on such date, 12,443,513 Shares were reserved for issuance against the exercise of outstanding stock options, share purchase warrants or special warrants. Immediately following the closing of the Company's brokered private placement on March 9, 2000, the number of share reserved for issuance was increased to 37,986,691 Shares (see "Item 12 - Options to Purchase Securities from the Company").

Shares

The holders of Shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if and when declared by the directors, and subject to the rights of the holders of any Shares ranking in priority to or on parity with the Shares, to receive the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Shares and they are not liable to further calls or to assessment by the Company. The British Columbia Company Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than of the votes cast in person or by proxy by holders of shares of that class.

The Company has not declared or paid any dividends on its outstanding Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends is within the discretion of the Company's board of directors. The Company is limited in its ability to pay dividends on its Shares by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid.

Escrow Shares

There are 5,566,667 Shares (the "Escrow Shares") deposited with Montreal Trust Company of Canada (the "Escrow Agent") pursuant to an escrow agreement dated December 7, 1995 (the "Escrow Agreement"). The Escrow Agreement provides that the Escrow Shares may not be traded in or released, nor may the Company, its transfer agent or escrow holder make any transfer or record of any trading of the Escrow Shares without the consent of the executive director of the British Columbia Securities Commission or, while the Shares are listed on the Canadian Venture Exchange, the consent of the Canadian Venture Exchange.

The release of the Escrow Shares is based upon a prescribed formula. Escrow Shares, while not freely tradeable, carry voting rights equal to those of all other Shares. While not freely tradeable, Escrow Shares may be transferred within escrow between principals of a listed company provided that consent is first obtained from the Canadian Venture Exchange. If a holder of Escrow Shares ceases to be a principal of the Company, such holder shall be entitled to retain ownership of the Escrow Shares and shall not be required to transfer same.

The Escrow Agreement provides that the Escrow Shares must be surrendered to the Company for cancellation:

(a) at the time of a major reorganization of the Company, if required as a condition of the consent to the reorganization by the Canadian Venture Exchange;

(b) where the Shares have been subject to a cease trade order issued under the British Columbia Securities Act for a period of two consecutive years; or

(c)   April 24, 2006.


ITEM 15.   DEFAULTS UNDER SENIOR SECURITIES

           None.


ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES

           None.


ITEM 17.   FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein. The Financial Statements filed as part of this Registration Statement are listed in "Item 19 - Financial Statements & Exhibits".


ITEM 18.   FINANCIAL STATEMENTS

           Not applicable.

ITEM 19.   FINANCIAL STATEMENTS & EXHIBITS

(a)   Financial Statements

      The Financial Statements and related notes of the Company, as required under Item 17, comprise of the following:

         Auditors' Report dated February 12, 1999.

         Balance Sheets as of December 31, 1998 and 1997 .

         Statements of Operations and Deficit, and Schedules of Research and Development Costs for the years ended December 31, 1998, 1997 and 1996.

         Statements of Changes in Financial Position for the years ended December 31, 1998, 1997 and 1996.

         Notes to the Financial Statements.

         Unaudited financial statements for the nine month period ended September 30, 1999, with U.S. GAAP reconciliation.

(b)   Exhibits

The following exhibits are filed as part of this Registration Statement.

(1)     CORPORATE DOCUMENTATION
        -----------------------

        The articles of incorporation and bylaws corresponding thereto currently in effect are as follows:

        1-1  Certificate of Amalgamation of the Company dated April 24, 1996(1);

        1-2 Form 21, Special Resolution, of the Company filed on March 14, 1997, with respect to an amendment to the articles of incorporation(2);

        1-3 Form 1, Memorandum, of the Company approved by the British Columbia Registrar of Companies May 2, 1995(3); and

        1-4  Articles of incorporation of the Company(4).

(2)    Instruments Defining the Rights of Holders of Securities Being Registered
       -------------------------------------------------------------------------

        See Exhibit 1-4 above.

(3)    Material Contracts
       ------------------

        3-1  Escrow Agreement dated December 7, 1995(5);

        3-2  Incentive Stock Option Agreements(6);

        3-3 Licensing Agreement dated April 23, 1993 with the San Diego Cancer Center (now known as the Sidney Kimmel Cancer Center);

        3-4 Joint Venture Agreement, dated August 12, 1999, with Bridge Pharma, Inc.;

        3-5 Executive Employment Agreement, dated May 21, 1999, with Allen Bain(7);

        3-6  Services Agreement, dated May 21, 1999, with Ron Kertesz;

        3-7  Services Agreement, dated June 1, 1999, with Danny Lowe;

        3-8  Loan Agreement, dated September 13, 1999, with Allen Bain(8);

        3-9  Purchase Agreement, dated December 20, 1999, with ImmPheron, Inc.;

       3-10 Option Agreement, dated February 3, 2000, with Meditech Pharmaceuticals Inc.; and

       3-11 Special Warrant Indenture, dated March 9, 2000, with Montreal Trust Company of Canada.

This document has been redacted and confidential information has been intentionally omitted. This exhibit has been filed separately with the Securities and Exchange Commission as part of an Application for Order Granting Confidential Treatment Pursuant to Rule 406, submitted concurrently with this Amendment No. 1 on Form 20-F/A to the Company's Registration Statement on Form 20-F filed on October 29, 1999.


(1) Filed as exhibit 1-1 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(2) Filed as exhibit 1-2 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(3) Filed as exhibit 1-3 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(4) Filed as exhibit 1-4 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999). 20-F
(5) Filed as exhibit 3-1 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(6) The portion of this Exhibit predating October 29, 1999 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F (File No. 0-027883 filed on October 29, 1999).
(7) Filed as exhibit 3-9 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(8) Filed as exhibit 3-10 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

                     IMMUNE NETWORK RESEARCH LTD.
                          Vancouver, Canada
                        Financial Statements
              For the Three Years Ended December 31, 1998

                          AUDITORS' REPORT


To the Directors of Immune Network Research Ltd.

I have audited the balance sheets of Immune Network Research Ltd. as at December 31, 1998 and 1997, and the statements of operations and deficit and changes in financial position for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997, and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1998, in accordance with principles generally accepted in Canada.

Richmond, B.C.
February 12, 1999                              /s/ Cheryl Archambault, C.A.




                   Comments by Auditor for U.S. Readers on
                      Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. My report to the shareholders dated
February 12, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements. (See
Note 1).

Richmond, B.C.
February 12, 1999                              /s/ Cheryl Archambault, C.A."

IMMUNE NETWORK RESEARCH LTD.
(Incorporated under the Company Act of British Columbia)
Balance Sheets
As at December 31, 1998 and 1997 (see Note 1).
(expressed in Canadian dollars)

                                                 1998               1997

Assets

Current assets:
Cash                                           $    76,992        $     7,921
Accounts receivable                                  1,614                915
Deposits and prepaid expenses                         -                 1,750
Share subscriptions receivable (Note 3)              9,000               -
--------------------------------------------------------------------------------
                                                    87,606             10,586

Capital assets (Note 4)                               -                12,988

Intangible assets (Note 5 and 6)                   147,462            143,609
--------------------------------------------------------------------------------
                                               $   235,068        $   167,183
--------------------------------------------------------------------------------

Liabilities

Current liabilities:
   Accounts payable and accrued liabilities    $    87,654        $    32,098
--------------------------------------------------------------------------------
                                                    87,654             32,098

   Loan payable to shareholder (Note 7)             50,000               -

   Commitments and contingent liabilities (Note 8)
   Subsequent event (Note 12)

Share Capital and Deficit
   Share capital - to be issued. (Note 3)           54,000               -
   Share capital (Note 9)                        2,712,790          2,602,790

   Deficit, accumulated through the
    development stage                           (2,669,376)        (2,467,705)
--------------------------------------------------------------------------------
                                                    97,414            135,085
--------------------------------------------------------------------------------

                                               $   235,068        $   167,183
--------------------------------------------------------------------------------

Approved on behalf of
the Board of Directors:


/s/ ALLEN BAIN
----------------------------------


/s/ ROBERT GAYTON
----------------------------------


                  See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
Statements of Operations
For the periods ended December 31.
(expressed in Canadian dollars)

--------------------------------------------------------------------------------
                               From inception
                              (Feb 25, 1991 to
                                Dec 31, 1998
                                   Note 16)       1998      1997      1996
--------------------------------------------------------------------------------

Revenue                         $   13,279  $      -   $       -   $       -

Administrative expenses
  Advertising                       66,671       35,249       4,173      24,369
  Conferences                       21,255         -           -          2,025
  Consulting                       714,591       58,983      56,938     269,909
  Interest and bank charges         77,373        3,861         429       9,294
  Legal, audit and accounting      209,190       17,598      48,287      55,436
  Office                            74,863        9,266       9,248      13,543
  Postage                           28,768        8,793       3,146       8,121
  Promotion and entertainment       40,925          439         478      31,341
  Rent                              47,387       11,387       8,909      11,201
  Salaries and benefits             41,454         -           -          7,330
  Securities, brokerage and
   transfer agent fees              26,565       12,265       7,606       6,694
  Subscriptions                     10,325          158         673       3,117
  Telephone                         58,441        6,504       7,652      19,147
  Travel                            58,682        2,352          79      15,416
--------------------------------------------------------------------------------
                                  1,476,490     166,855     147,618     476,943

Research and development costs
  - per schedule                  1,560,423      31,055      77,548     348,734
--------------------------------------------------------------------------------

Less:
  Refundable investment tax
   credits (Note 10)               (477,900)        -          -       (40,500)
--------------------------------------------------------------------------------

Loss before other items           2,545,734     197,910     225,166     785,177

Other items:
  Interest income                   (25,756)       (912)     (1,387)    (18,016)
  Miscellaneous income               (1,674)        -          -         (1,667)
  Write-down of intangible assets    88,760        -           -         60,180
  Loss on disposition of capital
   assets (Note 4)                    3,417       4,673        -           -
  Loss on disposition of
   intangible assets (Note 5)        38,965        -         38,965        -
--------------------------------------------------------------------------------
                                    103,712       3,761      37,578      40,497
--------------------------------------------------------------------------------

Net loss for the period          $2,649,446 $   201,671 $   262,744  $  825,674
--------------------------------------------------------------------------------

Weighted average number of
  shares outstanding                          20,137,118  19,970,452 17,360,000
Loss per share                                $     0.01  $     0.01 $     0.05
                                               =========   =========  =========

                  See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
Statements of Deficit
For the periods ended December 31.
(expressed in Canadian dollars)

--------------------------------------------------------------------------------
                               From inception
                              (Feb 25, 1991 to
                                Dec 31, 1998
                                   Note 16)       1998      1997      1996
--------------------------------------------------------------------------------

Deficit at beginning
  of period                           -      $2,467,705  $2,204,961  $1,359,357

Net loss for the period          2,649,446      201,671     262,744     825,674

Net monetary liabilities
  acquired (Note 1)                 19,930         -           -         19,930
--------------------------------------------------------------------------------

Deficit at end of period         2,669,376   $2,669,376  $2,467,705  $2,204,961
--------------------------------------------------------------------------------



IMMUNE NETWORK RESEARCH LTD.
Schedules of Research and Development Costs
For the periods ended December 31.
(expressed in Canadian dollars)

--------------------------------------------------------------------------------
                               From inception
                              (Feb 25, 1991 to
                                Dec 31, 1998
                                   Note 16)       1998      1997      1996
--------------------------------------------------------------------------------


Research expenses
Consulting (net of grants
  received)                           168,275  $  2,000  $   13,022  $   82,135
Amortization                          102,093    10,795      15,776      19,744
Laboratory materials and fees         121,274      -            383       5,823
Laboratory supplies                     9,721      -            406       1,246
Salaries and benefits                 587,726      -          8,294      97,177
Scientific collaboration              450,705    18,260      39,152     122,462
Rent                                   47,547      -           -          5,150
Travel                                 73,082      -            515      14,997
--------------------------------------------------------------------------------
                                    1,560,423  $ 31,055  $   77,548  $  348,734
--------------------------------------------------------------------------------


                  See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
Statements of Changes in Financial Position
For the periods ended December 31.
(expressed in Canadian dollars)

--------------------------------------------------------------------------------
                               From inception
                              (Feb 25, 1991 to
                                Dec 31, 1998
                                   Note 16)       1998      1997      1996
--------------------------------------------------------------------------------

Operating activities
  Net loss for the period       $(2,649,446) $ (201,671) $ (262,744) $ (825,674)
  Items not involving cash
   Amortization                     102,093      10,795      15,776      19,744
   Loss on write-down of
    capital assets                   92,177       4,673        -         60,180
   Loss on disposition of
    intangible assets                38,965        -         38,965        -
--------------------------------------------------------------------------------
                                 (2,416,211)   (186,203)   (208,003)   (745,750)

  Accounts receivable                  (962)       (699)      2,528      26,749
  Refundable investment tax
    credits                            -           -           -        293,000
  Deposits and prepaid expenses        -          1,750       5,250      (2,000)
  Accounts payable and accrued
    liabilities                      51,164      55,556     (35,578)   (162,280)
--------------------------------------------------------------------------------
                                 (2,366,009)   (129,596)   (235,803)   (590,281)
Financing activities
Deferred share issue costs             -           -           -         55,506
  Proceeds from (repayment of)
   Related party debt                  -           -           -       (150,000)
   Shareholder loan                  50,000      50,000        -       (100,000)
   Share subscriptions received      45,000      45,000        -       (332,320)
  Common shares issued            2,712,790     110,000        -      1,337,176
--------------------------------------------------------------------------------
                                  2,807,790     205,000        -        810,362
Investing activities
  Intangible assets                (372,665)    (13,951)    (14,698)    (25,359)
  Capital assets                    (38,770)       -           -         (3,694)
  Proceeds from disposal
   of capital assets                  7,618       7,618        -           -
  Proceeds from disposal
   of intangible assets              24,000        -         24,000        -
  Cash, acquisition of BCFC
   (Note 1)                          15,028        -           -         15,028
--------------------------------------------------------------------------------
                                   (364,789)     (6,333)      9,302     (14,025)
--------------------------------------------------------------------------------

Increase (decrease) in cash          76,992      69,071    (226,501)    206,056

Cash, beginning of period              -          7,921     234,422      28,366
--------------------------------------------------------------------------------

Cash, end of period             $    76,992  $   76,992  $    7,921  $  234,422
--------------------------------------------------------------------------------

                  See accompanying notes to financial statements

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

1.   Nature of operations

a. The Company is in the development stage and currently derives no revenues from its operations. The Company's ability to remain as a going concern is dependent on additional capital being raised to fund its future operations and on-going research and development activities. The Company has inadequate working capital to continue operations for the year. It is not possible to predict whether financing efforts will be successful or whether the Company will be able to secure the necessary research agreements in order to continue its operations.

    The financial statements have been prepared assuming the Company will continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company not be able to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

b.  Amalgamation and continuing entity

    Effective April 24, 1996, Bobby Cadillac's Food Corporation ("BCFC"), a public company, and Immune Network Research Ltd. ("INR") amalgamated and continued as Immune Network Research Ltd. ("INRL"). Pursuant to the amalgamation, the former shareholders of BCFC received 4,263,309 common shares on a 2 new for 3 old basis of the amalgamated company and the former shareholders of INR received 7,664,653 common shares and 5,066,667 shares in escrow on a 4 new for 3 old basis of the amalgamated company. At the date of the amalgamation BCFC was an inactive company with net monetary liabilities of $19,930. As a result, the shareholders of INR owned more than 50% of the amalgamated company. This business combination is considered a reverse acquisition of BCFC by INR and a recapitalization of INR. Accordingly these financial statements are a continuation of the financial statements of INR and reflect the accounts of INR at their historical carrying amounts. The business combination resulted in the acquisition of net monetary liabilities of $19,930 which has been charged to deficit as follows:

--------------------------------------------------------------------------------
    Net monetary liabilities acquired:

    Total assets acquired (including cash of $15,028)           $  16,561
    Total liabilities assumed                                    ( 36,491)
--------------------------------------------------------------------------------
                                                               $ ( 19,930)
--------------------------------------------------------------------------------

    The reverse acquisition resulted in approximately $150,973 of one-time costs which were paid by the issuance of shares. The costs of recapitalization have been charged against shareholders' equity.

    The amalgamation was done concurrently with a public offering of 1,500,000 shares at $0.55 per share.

    There was no goodwill on the acquisition. BCFC ceased operations subsequent to the amalgamation.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

2.  Summary of significant accounting policies

    The financial statements have been prepared in accordance with accounting principals generally accepted in Canada. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in Note 14. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of management's estimates and approximations. Actual results could differ from those estimates.

    The following is a summary of significant accounting policies used in preparation of the financial statements:

a.  Capital assets

    Capital assets are recorded at cost. Depreciation is provided on a declining balance basis over the expected useful lives of the assets at the following annual rates:

              Office equipment                       20 %
              Computers                              30 %

    Depreciation is reduced to one half the normal rate in the year of acquisition for the respective assets.

b.  Intangible assets

    Intangible assets are recorded at the lower of cost or net realizable value. Amortization of intellectual property is provided on a straight line basis over 20 years. The patent is amortized over the life of the patent which is 17 years from the date of issuance.

    Management continually evaluates whether circumstances have occurred indicating the remaining estimated useful life of intangible assets may warrant revision, or may not be recoverable. If management subsequently determines that successful development of products to which the intangible assets relate is not reasonably certain, or that intangible costs exceed recoverable value based on estimated future net cash flows, such costs are charged to operations.

c.  Loss per share

    Loss per share is calculated based on the weighted average number of shares outstanding including shares held in escrow. Fully diluted loss per share is not presented as the effect of an exercise of outstanding share purchase options is anti-dilutive.

d.  Research and development costs

    Research costs are expensed as incurred. Direct costs and applicable overhead incurred in the development process are deferred only if they meet criteria prescribed by generally accepted accounting principals for deferral and amortization. The company assesses whether it has met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

e.  Advertising costs

    Advertising costs are expensed as incurred.


3.  Share capital to be issued

    Share capital to be issued consists of amounts received and receivable in advance of the issuance of shares. During the year the Company received $45,000 for 360,000 at $.15 per share. The balance of $9,000 was received subsequent to year end. (See subsequent event note 12).

4.  Capital assets

--------------------------------------------------------------------------------
                                                            1998        1997
--------------------------------------------------------------------------------
Furniture and equipment                                 $   38,072   $   38,072
Less: accumulated amortization                             (25,781)     (25,084)
Less: proceeds from disposal of capital assets              (7,618)        -
Less: loss on disposal of capital assets                    (4,673)        -
--------------------------------------------------------------------------------
                                                        $     -      $   12,988
--------------------------------------------------------------------------------

    During the year the Company disposed of its computer and laboratory equipment to a private company owned by two of the Company's research consultants. A loss of $4,673 was incurred on the transaction.

5.  Intangible assets

    Intangible assets consists of patents, filings in respect of patent applications and intellectual property.

    On December 15, 1998 the Company was issued U.S. Patent Number 5,849,583 titled Anti-idiotypic antibody and its use in diagnosis and therapy in HIV-related disease. The patent has a life of 17 years from the date of issuance.

    During 1996, the Company evaluated its portfolio of technologies and decided to change its direction. At that time, the Company reviewed the carrying value of the intangible assets associated with these technologies no longer being pursued and accordingly wrote down the carrying value to their estimated realizable values. An impairment of $60,180 was recognized in the financial statements.

    During 1997, the Company sold one patent and two applications relating to these technologies to a minority shareholder resulting in a further write down of $38,965.

--------------------------------------------------------------------------------
                                                            1998        1997
--------------------------------------------------------------------------------
Intangible assets                                       $  202,529   $  188,507
Less: accumulated amortization                             (55,067)     (44,968)
--------------------------------------------------------------------------------
                                                        $  147,462   $  143,609
--------------------------------------------------------------------------------

Page 4
IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

6.  Research Agreement

    During 1997 the Company entered into a research agreement with a U.S. private research corporation (the "U.S. Corporation"). The agreement provides that, in addition to other terms, the U.S. Corporation will earn a fifty percent interest in certain of the Company's intellectual property, provided it completes a budgeted research program and a formal report on the research suitable for publication in a scientific journal by December 31, 1998. The terms of this agreement were extended to March 31, 1999 by mutual agreement. The ultimate percentage of ownership in the Company's intellectual property will also depend on each party's ability to fund further research.

7.  Loan payable to shareholder

    During the year the Company borrowed $50,000 (the "Principal") from a shareholder who holds less than 10% of the outstanding shares of the Company. The loan plus any unpaid interest is due on or before June 15, 2001. The loan bears interest at 12% to be paid quarterly. As at year end, $3,371 of interest has been accrued on the loan.

    The lender may, at any time, convert the Principal to common shares of the Company at a price of $.15 per share. The conversion price will increase by $.05 per share each year. The Company can request conversion at any time after June 15, 1999.

8.  Commitments and contingent liabilities

    a. University of British Columbia
       ------------------------------

       The research agreement with the University of British Columbia expired on December 31, 1996. The Company currently has an outstanding balance owing of $18,700.

    b. Sidney Kimmel Cancer Center- (formerly San Diego Regional Cancer Centre)
       ---------------------------

       Under an exclusive licensing agreement entered into during 1993, the Company is required to pay to the Sidney Kimmel Cancer Centre a royalty equal to 2% of net sales of therapeutic licensed products and 5% of net sales of diagnostic licensed products resulting from 1F7 Antibody technology. In accordance with the joint research agreement (Note 6), this cost will be a cost to the joint research in the event that the U.S. Corporation becomes entitled to a fifty percent interest in certain of the Company's intellectual property.

    c. Contingent liability
       --------------------

       The Company was included as a defendant with the Genesis Group in an action in the Supreme Court of British Columbia regarding an alleged unpaid finders fee. Management is of the view, the action is without merit and believes no liability will result from this action. Accordingly, no liability has been recorded in the financial statements.

9.  Share capital

    a. Authorized
       100,000,000 common shares without par value.
       (25,000,000 common shares without par value -1995)

    b. The following table gives effect to the reverse acquisition and recapitalization of INR as described in Note 1.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                         Number
                                                        of shares        Amount
                                                        ---------        ------

Issued upon incorporation on February 25,1991                    1     $      1
                                                        ----------    ---------
Ending balance - December 31, 1991                               1            1

Issued during 1992:                                      1,999,999      500,002
Less share issue costs                                           0       (7,848)
                                                        -----------------------
Ending balance - December 31, 1992 and 1993              2,000,000      492,155

Issued during 1994:
4,000,000 shares                                         4,000,000       30,000
100,000 shares                                             100,000       18,750
                                                        -----------------------
Ending balance - December 31, 1994                       6,100,000      540,905

Issued during 1995:
4,400,133 shares                                         4,400,133      824,809
77,037 shares                                               77,037       20,800
Share issue costs for the year                                -         (92,100)
Less share purchase loans forgiven                            -         (28,800)
                                                        -----------------------
Ending balance - December 31, 1995                      10,577,170    1,265,614

Issued during 1996:
Private offering                                         2,120,816      572,620
Issued to the University of BC                              33,333        9,000

Shares issued to acquire BCFC (Note 1)                   4,263,309         -

Shares issued for cash                                     500,000       45,090
Corporate finance fee                                       55,556       15,000
Finder's fee                                               503,603      135,973

Public offering                                          1,725,000      948,750
Exercise of stock options                                  191,664       42,166
Share issue costs                                             -        (431,423)
                                                        -----------------------
Ending balance - December 31, 1996 and 1997             19,970,452    2,602,790

Issued during 1998:
Private placement                                          400,000       80,000
Exercise of stock options                                  200,000       30,000
                                                        -----------------------
Ending balance - December 31, 1998                      20,570,452   $2,712,790
                                                        =======================

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------


   c. Share purchase options

      Share purchase options outstanding are as follows:
                                                       Number        Option
                                                      of Shares      Price
                                                      ----------     -----
      Expiry date:
        May 7, 2001                                     100,000      $0.55
        May 3, 2003                                   1,185,000      $0.15
        May 25, 2003                                    300,000      $0.15
        September 23, 2003*                             150,000      $0.15
                                                        -------
                                                      1,735,000
                                                      =========

        *options expired January 31, 1999.

   d. 5,566,667 (1997 - 5,566,667) shares are held in escrow subject to the direction and determination of the Vancouver Stock Exchange. The release of the shares is subject to the Company's cumulative cash flow as defined in the Escrow Agreement. Any escrow shares not released by April 24, 2006, will be cancelled.

10. Refundable investment tax credits

    In 1996, the Company became a public company and as such is no longer eligible to claim refundable investment tax credits on current expenditures. In 1996, the Company received $339,500 in investment tax credits relating to 1994 through 1996. There are no further claims for refundable tax credits outstanding.

11. Income tax losses

    At December 31, 1998, the Company has operating losses of $1,698,668 expiring as follows, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities.

                                                Year             Loss
                                                ----             ----
                                                2000          $  221,112
                                                2001             119,369
                                                2002             179,348
                                                2003             615,911
                                                2004             292,369
                                                2005             270,559
                                                                --------
                                                              $1,698,668
                                                              ==========

    The Company has $835,000 of unused tax pools available to offset future taxable income, subject to certain restrictions and final determination by taxation authorities.

    The potential income tax benefits related to these amounts have not been recognized in these financial statements.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

12. Subsequent events

    Subsequent to year end the Company received approval from the Vancouver Stock Exchange for a private placement of 360,000 shares together with one year warrants for the purchase of 180,000 additional shares all at a price of $.15 per share. $45,000 was received during the year (Note 3).

13. Uncertainty due to the Year 2000 Issue

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

14. Reconciliation of generally accepted accounting principles

    The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

    a. Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

       For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totaling approximately $1,269,000 arising from temporary differences, tax credits and non-capital loss carry forwards, for which realization is uncertain.

    b. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS 128). SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and dilutive earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and escrow shares. Dilutive earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding. For purposes of reconciling to U.S. GAAP, all earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS 128 requirements.

    c. The Company operates primarily in one business segment with substantially all of its assets and operations in Canada.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

    d. Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted pursuant to Statement of Financial Accounting Standards No. 123 (SFAS 123). This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option granted. For purposes of reconciliation to US GAAP under SFAS 123, the Company would record additional compensation expense of $162,000 in respect of options granted to non-employees [1997 $nil; 1996 $121,722 ].

    e. Under U.S. GAAP costs incurred in connection with the reverse acquisition in 1996 totaling $155,875, net of cash received from the acquisition of $15,028, must be charged to expense.

The effect of the above on the Company's financial statements is set out below:

Statements of Loss and Deficit

                               From inception
                              (Feb 25, 1991 to
                                Dec 31, 1998
                                   Note 16)       1998      1997      1996
--------------------------------------------------------------------------------
Loss for the period
 Canadian GAAP                   $2,649,446  $  201,671  $  262,744  $  825,674
 Adjustment for stock-based
  compensation                     (283,722)   (162,000)       -       (121,722)
 Adjustment for reverse
  acquisition costs                (155,875)       -           -       (155,875)

Loss and comprehensive loss
  for the period
  U.S. GAAP                      $3,089,043  $  363,671  $  262,744  $1,103,271

Net monetary liabilities
  acquired                           19,930        -           -           -

Deficit beginning of the
  period
  U.S. GAAP (1996-adjusted for
   Note 1)                             -      2,745,302   2,482,558   1,379,287

Deficit at end of period,
  U.S. GAAP                       3,108,973   3,108,973   2,745,302   2,482,558

Loss per share, U.S. GAAP                          0.02        0.02        0.09
--------------------------------------------------------------------------------

Loss per share
The following table sets forth the computation of basic and diluted loss per share:

                                                  1998      1997      1996
--------------------------------------------------------------------------------
  Numerator
  Loss for the year                          $  363,671  $  262,744  $1,103,271

  Denominator
   Weighted average number of common
     shares outstanding.                     20,137,118  19,970,452  17,360,000
   Less: Escrowed shares                     (5,566,667) (5,566,667) (5,416,667)
                                             ----------  ----------  ----------
                                             14,570,451  14,403,785  11,943,333

  Basic and diluted loss per common share    $     0.02  $     0.02  $     0.09
--------------------------------------------------------------------------------

The Company's common shares issuable upon the exercise of stock options and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

   Balance Sheets
                                                      1998         1997
   -----------------------------------------------------------------------------

   Share capital                                   $3,147,485   $2,875,485
   Deficit                                         $3,108,973   $2,745,302

Statement of Cash Flows

                               From inception
                              (Feb 25, 1991 to
                                Dec 31, 1998
                                   Note 16)       1998      1997      1996
--------------------------------------------------------------------------------
Cash used in operating
  activities, Canadian GAAP      $2,366,009  $  129,596  $  235,803  $  590,281
Adjustment for reverse
  acquisition costs                (155,875)                           (155,875)
--------------------------------------------------------------------------------
Cash used in operating
  activities, U.S. GAAP           2,521,884  $  129,596  $  235,803  $  746,156
--------------------------------------------------------------------------------
Cash used in investing
  activities, Canadian GAAP         364,789      (6,333)      9,302     (14,025)
Adjustment for intellectual
  property acquired                   9,000                               9,000
--------------------------------------------------------------------------------
Cash used in investing
  activities, U.S. GAAP             355,789      (6,333)      9,302      (5,025)
--------------------------------------------------------------------------------

Cash provided by financing
  activities Canadian GAAP        2,807,790     205,000        -        810,362
Adjustment for reverse
  acquisition costs                 155,875                             155,875
Adjustment for intellectual
  property acquired                  (9,000)                             (9,000)
--------------------------------------------------------------------------------
Cash provided by financing
  activities, U.S. GAAP           2,954,665  $  205,000  $     -     $  957,237
--------------------------------------------------------------------------------

15. Supplementary information

    As of April 29, 1996 the audited statement of operations and deficit for BCFC was as follows:
                                                                  April 29,
                                                                    1996
                                                                    ----
    Administrative expenses
    Consulting fees                                             $     5,735
    Depreciation                                                       -
    Interest and bank charges                                          -
    Management fees                                                  27,500
    Office and miscellaneous                                           -
    Professional fees                                                11,748
    Regulatory fees                                                  94,083
    Rent                                                              6,000
    Telephone                                                          -
    Transfer agent fees                                               3,429
                                                                   --------
    Loss before other items:                                        (58,495)
     Other items
      Write-off of accounts payable                                  13,124
                                                                   --------

    Net loss for the year                                           (45,371)

    Deficit beginning of year                                    (2,259,895)
                                                                  ---------

IMMUNE NETWORK RESEARCH LTD.
Notes to the Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

    Deficit end of year                                             $(2,305,266)
                                                                    ============

    The audited statement of changes in financial position for BCFC for the period ended April 29, 1996 was as follows:

                                                                      April 29
                                                                        1996
                                                                      --------
    Operating activities
     Loss for the year                                              $   (45,371)
     Items not affecting cash
        Depreciation                                                       -
        Write-off payables                                              (13,124)
                                                                     ----------
                                                                        (58,495)

    Accounts receivable                                                     587
    Accounts payable                                                    (57,487)
                                                                     ----------
                                                                       (115,395)
    Financial activities
       Issuance of capital stock for cash                               122,911
       Subscriptions received in advance                                (25,000)
                                                                     ----------
                                                                         97,911
                                                                     ----------

    Increase (decrease) in cash                                         (17,484)

   Cash beginning of period                                              32,512
                                                                     ----------
   Cash end of period                                               $    15,028
                                                                    ===========


16. Unaudited financial information

    Financial information from the date of inception to December 31, 1992 is unaudited.

IMMUNE NETWORK RESEARCH LTD.
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
----------------------------
Amalgamated under the Company Act of British Columbia
INTERIM BALANCE SHEETS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                        As at September 30
                                                        1999          1998
                                                   -----------------------------
ASSETS
--------------------------------------------------------------------------------

Current
   Cash and cash equivalents                         $    632,609   $    59,493
   Accounts receivable & prepaid expenses                 105,331           437
--------------------------------------------------------------------------------
                                                          737,940        59,930
Capital assets                                             33,887         3,282
Patents, license and technology                           158,017       136,818
--------------------------------------------------------------------------------
                                                     $    929,844   $   200,030
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable and accrued liabilities          $     56,682   $    45,084
--------------------------------------------------------------------------------
                                                           56,682        45,084

   Shareholder loan                                        50,000        50,000

Share Capital
   Authorized
     100,000,000 common shares without par value
   Issued
     20,370,452 at Sept 30, 1998
     27,939,465 at Sept 30, 1999                        3,816,365     2,682,790
Deficit                                                (2,993,203)   (2,577,844)
--------------------------------------------------------------------------------
                                                     $    929,844   $   200,030
================================================================================

On behalf of the Board:




/s/ Allen I. Bain                     /s/Robert J. Gayton
----------------------------          ------------------------------
Allen I. Bain, Director               Robert J. Gayton, Director

IMMUNE NETWORK RESEARCH LTD.
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited - prepared by management)
(expressed in Canadian Dollars)
                                   From inception
                                  (Feb 25, 1991 to
                                    Sept 30, 1999)      For the Nine Months
                                                            Ended Sept 30
                                                     ---------------------------
                                                          1999          1998

Revenue
-------
   Interest income                $     33,645       $      6,215   $       539
--------------------------------------------------------------------------------
                                        33,645              6,215           539
--------------------------------------------------------------------------------

Expenses
   Research and development          1,719,606            159,183        24,407
   Less grants and refundable
    investment tax credits            (496,267)            (5,088)         -
--------------------------------------------------------------------------------
                                     1,223,339            154,095        24,407
   General and administrative
    and interest                     1,652,437            175,947        86,271
--------------------------------------------------------------------------------
                                     2,875,776            330,042       110,678
--------------------------------------------------------------------------------
Loss before other items              2,842,131            323,827       110,139

Other items:
   Write down of intangible
    assets                              88,760               -             -
   Loss on disposition of capital
    and intangible assets               42,382               -             -
--------------------------------------------------------------------------------
                                       131,142               -             -

Loss for the period                  2,973,273            323,827       110,139

Deficit, Beginning of Period              -             2,669,376     2,467,705
--------------------------------------------------------------------------------

Net monetary liabilities
 acquired                               19,930               -             -

Deficit, End of Period            $  2,993,203       $ 2,993,203    $ 2,577,844
================================================================================

Net loss per Common Share                            $      0.01    $      0.01
================================================================================

Weighted Average Number of
 Outstanding Shares                                   23,010,972     20,370,452
================================================================================

IMMUNE NETWORK RESEARCH LTD.
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
INTERIM STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in Canadian Dollars)
                                   From inception
                                  (Feb 25, 1991 to
                                    Sept 30, 1999)      For the Nine Months
                                                            Ended Sept 30
                                                     ---------------------------
                                                          1999          1998
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
   Loss for the Period           $  (2,973,273)      $  (323,827)   $  (110,139)
   Add items not affecting
     cash
    Depreciation and
     amortization                      111,556             9,463          8,878
    Loss on write-down of
     capital assets                     92,177              -              -
    Loss on disposition
     of intangible assets               38,965              -              -
--------------------------------------------------------------------------------
                                    (2,730,575)         (314,364)      (101,261)

   Changes in non-cash
    working capital components
    Accounts receivable &
     prepaid expenses                 (104,679)         (103,717)         2,227
    Accounts payable and
     accrued liabilities                20,192           (30,972)        12,987
--------------------------------------------------------------------------------
   Cash used in operating
    activities                      (2,815,062)         (449,053)       (86,047)

Financing Activities
   Share capital issued, net         3,771,365         1,058,575           -
   Shareholder loan                     50,000              -            50,000
   Share subscriptions                  45,000              -            80,000
--------------------------------------------------------------------------------
   Cash provided by
    financing activities             3,866,365         1,058,575        130,000

Investing Activities
   Purchase of capital assets          (75,328)          (36,558)          -
   Patents, license and
    technology                        (390,012)          (17,347)          -
   Proceeds in disposition
    of capital and intangible
    assets                              31,618              -             7,619
   Cash, acquisition of BCFC            15,028              -              -
--------------------------------------------------------------------------------

   Cash provided by (used in)
    investing activities              (418,694)          (53,905)         7,619
--------------------------------------------------------------------------------

Increase in Cash During the period     632,609           555,617         51,572
Cash and cash equivalents,
  beginning of period                     -               76,992          7,921
--------------------------------------------------------------------------------

Cash and cash equivalents,
  end of period                  $     632,609       $   632,609    $    59,493
================================================================================

IMMUNE NETWORK RESEARCH LTD.
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
NOTE TO INTERIM STATEMENTS
(unaudited - prepared by management)
(expressed in Canadian Dollars)


1. In the opinion of management of the Company, the unaudited financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 1999 and the results of operations and cash flows for the nine month periods ended September 30, 1999 and 1998, in accordance with accounting principles generally accepted in Canada (see note 2). In these financial statements, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook for cash flow statements. Accordingly, the Company now excludes non-cash investing and financing transactions in the statement of cash flows. The impact of the adoption of the new recommendations did not have any impact on the comparative figures. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's audited financial statements for the year ended December 31, 1998.

2.  Reconciliation of generally accepted accounting principles.

    The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as fully described in
    Note 14 to the audited financial statements as at December 31, 1998. The following table reconciles the loss and loss per share as reported on the statement of loss and deficit to the loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

Statement of Loss and Deficit

                               From inception          Nine Months
                              (Feb 25, 1991 to            Ended
                                Sept 30, 1999)         September 30
                                                  1999               1998
--------------------------------------------------------------------------------
Loss for the period
   Canadian GAAP                $  2,973,273      $    323,827    $    110,139
   Adjustment for Stock
   - Based Compensation              419,278           135,556            -
   Adjustment for reverse
     acquisition cost                155,875              -               -
                                 -----------       ------------    ------------
Loss for the period -
   U.S. GAAP                       3,548,426            459,383         110,139

   Net monetary liabilities
    acquired                          19,930               -               -

Deficit Beginning of the
    period U.S. GAAP                    -             3,108,973       2,745,302

Deficit End of period              3,568,356          3,568,356       2,855,441
    U.S. GAAP
                                 ===========       ============     ===========

Loss per share, U.S. GAAP                          $       0.03     $      0.01
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
NOTE TO INTERIM STATEMENTS
(unaudited - prepared by management)
(expressed in Canadian Dollars)


                                               Nine Months Ended September 30
                                                  1999               1998
--------------------------------------------------------------------------------

Numerator
Loss for the year                               $    459,383       $    110,139

Denominator
   Weighted average number of common
    shares outstanding                            23,010,972         20,370,452
   Less:  Escrowed shares                         (5,566,667)        (5,566,667)
                                                 -----------         ----------
                                                  17,444,305         14,803,785

Basic & Diluted loss per common share           $       0.03       $       0.01
--------------------------------------------------------------------------------

The company's common shares issuable upon the exercise of stock options and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         IMMUNE NETWORK RESEARCH LTD.

                                         By:   /s/ ALLEN BAIN
                                         ---------------------------------------
                                         ALLEN BAIN, President, Chief Executive
                                         Officer & Director



Dated:   April 12, 2000
Vancouver, British Columbia
Canada

                            IMMUNE NETWORK RESEARCH LTD.
                        REGISTRATION STATEMENT ON FORM 20-F
                               INDEX TO EXHIBITS
                               -----------------

Exhibit
Number         Name Of Exhibit
------         ---------------

1-1        Certificate of Amalgamation of the Company dated April 24, 1996(1)

1-2 Form 21, Special Resolution of the Company filed on March 14, 1997, with respect to an amendment to the Articles of Incorporation(2)

1-3 Form 1, Memorandum of the Company approved by the British Columbia Registrar of Companies on May 2, 1995(3)

1-4        Articles of Incorporation of the Company(4)

2          (See Exhibit 1-4 above)

3-1        Escrow Agreement dated December 7, 1995(5)

3-2        Incentive Stock Option Agreements of Directors and Officers of the
           Company(6)

3-3 Licensing Agreement dated April 23, 1993 with the San Diego Regional Cancer Centre (now known as the Sidney Kimmel Cancer Centre)*

3-4        Joint Venture Agreement dated August 12, 1999 with Bridge Pharma,
           Inc.*

3-5        Executive Employment Agreement dated May 21, 1999 with Allen Bain(7)

3-6        Services Agreement dated May 21, 1999 with Ron Kertesz

3-7        Services Agreement dated June 1, 1999 with Danny Lowe

3-8        Loan Agreement dated September 13, 1999 with Allen Bain(8)

3-9        Purchase Agreement dated December 20, 1999 with ImmPheron, Inc.*

3-10       Option Agreement dated February 3, 2000 with Meditech Pharmaceuticals
           Inc.*

3-11 Special Warrant Indenture dated March 9, 2000 with Montreal Trust Company of Canada

* The document has been redacted and confidential information has been intentionally omitted. This exhibit has been filed separately with the Securities and Exchange Commission as part of an Application for Order Granting Confidential Treatment Pursuant to Rule 406, submitted concurrently with this Amendment No. 1 on Form 20-F/A to the Company's Registration Statement on Form 20-F.

(1) Filed as exhibit 1-1 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(2) Filed as exhibit 1-2 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(3) Filed as exhibit 1-3 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(4) Filed as exhibit 1-4 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(5) Filed as exhibit 3-1 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

(6) The portion of this Exhibit predating October 29, 1999 was previously filed as exhibit 3-2 to the Company's Registration Statement on Form 20-F (File No. 0-027883 filed on October 29, 1999).
(7) Filed as exhibit 3-9 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).
(8) Filed as exhibit 3-10 to the Company's Registration Statement on Form 20-F (File No. 0-27883 filed on October 29, 1999).

EXHIBIT 3-2

           Incentive Stock Options of Directors And Officers of the Company


January 2000 stock option agreements for each of Allen Bain, Robert Gayton, Ron Kertesz, Danny Lowe, Ronald G. Paton, Donald Rix and Oh Kim Sun

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 25th day of January, 2000.

BETWEEN:          ALLEN BAIN, of 3650 Wesbrook Mall, Vancouver, British
                  Columbia, V6S 2L2

                 (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., of 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2

                 (the "Company")

WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 100,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on January 24, 2005 (the "Expiry Date") at an exercise price of $0.40 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed or permitted by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. Therefore, the certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

    "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended, (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person unless registered under the 1933 Act or unless an exemption from such registration is available. The securities represented by this certificate may not be exercised by or on behalf of any U.S. Person unless registered under the 1933 Act or unless an exemption for such registration is available."

17. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED
in the presence of:
     (signed)                                   /s/Allen Bain
-----------------------------------             --------------------------------
Witness                                         ALLEN BAIN

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

(signed)
-----------------------------------
Signature

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 25th day of January, 2000.

BETWEEN: ROBERT GAYTON, of 5145 Ashfeild Road, West Vancouver, British Columbia, V7W 2X4

               (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., of 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2

               (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 100,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on January 24, 2005 (the "Expiry Date") at an exercise price of $0.40 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed or permitted by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. Therefore, the certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

    "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended, (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person unless registered under the 1933 Act or unless an exemption from such registration is available. The securities represented by this certificate may not be exercised by or on behalf of any U.S. Person unless registered under the 1933 Act or unless an exemption for such registration is available."

17. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED
in the presence of:

     (signed)                                   /s/Robert Gayton
-----------------------------------             --------------------------------
Witness                                         ROBERT GAYTON

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

(signed)
-----------------------------------
Signature

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 25th day of January, 2000.

BETWEEN: RON KERTESZ, of 205 - 2125 West 2nd Avenue, Vancouver, British Columbia, V6K 1H7

               (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., of 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2

               (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 100,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on January 24, 2005 (the "Expiry Date") at an exercise price of $0.40 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed or permitted by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. Therefore, the certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

    "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended, (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person unless registered under the 1933 Act or unless an exemption from such registration is available. The securities represented by this certificate may not be exercised by or on behalf of any U.S. Person unless registered under the 1933 Act or unless an exemption for such registration is available."

17. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED
in the presence of:

     (signed)                                   /s/Ron Kertesz
-----------------------------------             --------------------------------
Witness                                         RON KERTESZ

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

(signed)
-----------------------------------
Signature

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 25th day of January, 2000.

BETWEEN: DANNY LOWE, of 202 - 1128 West Broadway, Vancouver, British Columbia, V6H 1G5

               (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., of 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2

               (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 100,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on January 24, 2005 (the "Expiry Date") at an exercise price of $0.40 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed or permitted by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. Therefore, the certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

    "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended, (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person unless registered under the 1933 Act or unless an exemption from such registration is available. The securities represented by this certificate may not be exercised by or on behalf of any U.S. Person unless registered under the 1933 Act or unless an exemption for such registration is available."

17. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED
in the presence of:

     (signed)                                   /s/Danny Lowe
-----------------------------------             --------------------------------
Witness                                         DANNY LOWE

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

(signed)
-----------------------------------
Signature

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 25th day of January, 2000.

BETWEEN: OH KIM SUN, of No. 18 Jalan Tun Ismail, Bukit Tunku, Kuala Lumpur, Malaysia, 50480

               (the "Optionee")


AND:           IMMUNE NETWORK RESEARCH LTD., of 3650 Wesbrook Mall,
Vancouver,     British Columbia, V6S 2L2

               (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 100,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on January 24, 2005 (the "Expiry Date") at an exercise price of $0.40 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed or permitted by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. Therefore, the certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

    "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended, (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person unless registered under the 1933 Act or unless an exemption from such registration is available. The securities represented by this certificate may not be exercised by or on behalf of any U.S. Person unless registered under the 1933 Act or unless an exemption for such registration is available."

17. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED
in the presence of:
     (signed)                                   /s/Oh Kim Sun
-----------------------------------             --------------------------------
Witness                                         OH KIM SUN

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

(signed)
-----------------------------------
Signature

THIS INCENTIVE STOCK OPTION AGREEMENT is made as of the 25th day of January, 2000.

BETWEEN: RONALD G. PATON, of 12774 Ocean Cliff Drive, Surrey, British Columbia, V4A 6G8

               (the "Optionee")


AND: IMMUNE NETWORK RESEARCH LTD., of 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2

               (the "Company")


WHEREAS the Optionee is a director, senior officer, consultant, dependant contractor or a bona fide employee of the Company or a subsidiary thereof, or an employee of a company under contract to provide management services to the Company (the "Management Company") and requires as a condition of holding such position that the parties enter into this Agreement on the terms and conditions set forth,

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties covenant and agree as follows:

1. The Company hereby grants to the Optionee as an incentive and in consideration of his services and not in lieu of salary or any other compensation, subject to the terms and conditions hereinafter set forth, the irrevocable right and option (the "Option") to purchase from time to time up to a total of 100,000 fully paid and non-assessable common shares in the capital stock of the Company.

2. Subject to the provisions of paragraphs 4, 5 and 8 hereof, the Option shall be exercisable by the Optionee in whole or in part at any time before 4:00 p.m. (Vancouver time) on January 24, 2005 (the "Expiry Date") at an exercise price of $0.40 per share.

3. In order to exercise the Option, the Optionee shall give written notice to the Company of his intention to exercise his Option in whole or in part, such notice to be accompanied by cash, certified cheque, bank draft or money order payable to the Company for the full amount of the purchase price of the share being then purchased. When such payment is received, the Company covenants and agrees to issue and deliver to the Optionee share certificates registered in the name of the Optionee for the number of shares so purchased.

4. The Optionee represents and warrants that he is a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or an employee of the Management Company. Subject to the provisions of paragraphs 5 and 8, the Option shall terminate at the close of business on the date which is thirty (30) calendar days after the Optionee ceases to be a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or ceases to be an employee of the Management Company and any unexercised portion of the Option may not be exercised by the Optionee after such time.

5. If at any time the Optionee shall be dismissed by the Company or the Management Company for cause or if the Company's contract with the Management Company or with the Optionee terminates, any unexercised portion of the Option shall immediately terminate.

6. The Optionee shall not, either during the term of his employment with the Company or the Management Company or while under contract with the Company or a subsidiary thereof, or at any time thereafter, disclose to any person, firm or corporation any confidential information concerning the business affairs of the Company which the Optionee may have acquired in the course of or incidental to his employment or otherwise, whether for his own benefit, or to the detriment, or intended or probable detriment, of the Company.

7. The Optionee shall at all times abide by all lawful directives given by the board of directors of the Company.

8. If the Optionee should die while any Options are exercisable, the Option may then be exercised by his legal heirs or personal representatives, to the same extent as if the Optionee was alive and a director, senior officer, consultant, dependant contractor or an employee of the Company or a subsidiary thereof or of the Management Company, on or before the earlier of a period of twelve (12) months after the Optionee's death or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9. Subject to paragraph 8, the Option shall be non-transferable and non-assignable.

10. The Optionee covenants and agrees that he will complete and deliver the documents prescribed or permitted by the policies of the Canadian Venture Exchange.

11. The granting and exercise of the Option by the Optionee are subject to the required approvals of:

(a) the British Columbia Securities Commission or, if the Company is listed thereon, the Canadian Venture Exchange;
(b)     any other regulatory authority having jurisdiction; and
(c) if the Optionee is an insider of the Company or a consultant, then by the shareholders of the Company,

provided, however, that in the event that such approvals are not obtained within 12 months of the date of this Agreement, then this Agreement shall from that date be null and void and of no further force and effect. For the purposes of this Agreement, the term "insider" shall have the meaning ascribed to it in the Securities Act (British Columbia).

12. In the event any of the terms of this Agreement are amended, then any such amendments will not be effective until the Company's receipt of the required approvals specified in paragraph 11.

13. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under Option to the Optionee and the exercise price thereof shall be deemed adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company.

14. In the event that the Company shall amalgamate, consolidate with, or merge into another corporation, the Optionee will thereafter receive, upon exercise of the Option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the Option would have been entitled upon such amalgamation, consolidation or merger and the Company will take steps in connection with such amalgamation, consolidation or merger as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, shall be deemed a consolidation, amalgamation or merger for the purposes of this Agreement.

15. This Agreement shall enure to the benefit of and be binding upon the parties and upon the successors or assigns of the Company and the executors, administrators, and legal personal representatives of the Optionee.

16. The Optionee acknowledges that neither the Option nor the shares issuable upon exercise of the Option have been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. Therefore, the certificates representing any shares issued upon exercise of the Option may contain a restrictive legend substantially in the following form:

    "The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended, (the "1933 Act"), and may not be offered or sold in the United States or to U.S. Persons or for the account or benefit of a U.S. Person unless registered under the 1933 Act or unless an exemption from such registration is available. The securities represented by this certificate may not be exercised by or on behalf of any U.S. Person unless registered under the 1933 Act or unless an exemption for such registration is available."

17. This Agreement shall be exclusively governed according to the laws of British Columbia and the laws of Canada applicable therein. This Agreement is subject to the exclusive jurisdiction of the courts of the said Province.

18. This Agreement may be signed by the parties in counterparts, both of which together shall form one and the same instrument and each of which so signed shall be deemed to be an original.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED
in the presence of:

     (signed)                                   /s/Ronald G. Paton
-----------------------------------             --------------------------------
Witness                                         RONALD G. PATON

IMMUNE NETWORK RESEARCH LTD.
by its Authorized Signatory:

(signed)
-----------------------------------
Signature

                                                                        Redacted

                                    EXHIBIT 3-3





        LICENSING AGREEMENT DATED APRIL 23, 1993 WITH THE
            SAN DIEGO REGIONAL CANCER CENTRE
         (NOW KNOWN AS THE SIDNEY KIMMEL CANCER CENTER)

                          EXCLUSIVE LICENSE AGREEMENT
                          ---------------------------
                    BETWEEN SAN DIEGO REGIONAL CANCER CENTER
                    ----------------------------------------
                                      AND
                                      ---
                         IMMUNE NETWORK RESEARCH LTD.
                         ----------------------------

           TABLE OF CONTENTS                           Page

ARTICLE 1  DEFINITIONS                                   3
ARTICLE 2  GRANT                                         7
ARTICLE 3  COLLABORATIVE RESEARCH & INVENTION RIGHTS     8
ARTICLE 4  LICENSE FEE & ROYALTIES                       8
ARTICLE 5  BIOLOGICAL MATERIALS                          9
ARTICLE 6  SUBLICENSES                                  10
ARTICLE 7  REPORTS & REMITTANCES                        10
ARTICLE 8  PATENT PROSECUTION & MAINTENANCE             11
ARTICLE 9  PATENT INFRINGEMENT                          12
ARTICLE 10 DEFENSE OF PATENT RIGHTS                     13
ARTICLE 11 COMMERCIAL EFFORTS                           13
ARTICLE 12 COMPULSORY LICENSES                          13
ARTICLE 13 TERM                                         14
ARTICLE 14 TERMINATION                                  15
ARTICLE 15 RIGHTS & DUTIES UPON TERMINATION             15
ARTICLE 16 USE OF TRADEMARKS & TRADENAMES               16
ARTICLE 17 WARRANTIES                                   17
ARTICLE 18 ASSIGNABILITY                                18
ARTICLE 19 NOTICES                                      18
ARTICLE 20 GOVERNING LAWS                               19
ARTICLE 21 ARBITRATION & JURISDICTION                   19
ARTICLE 22 ATTORNEY'S FEES                              20
ARTICLE 23 CONFIDENTIALITY                              20
ARTICLE 24 NON-DISTRIBUTION OF BIOLOGICAL MATERIALS     21
ARTICLE 25 WAIVER                                       22
ARTICLE 26 EXPORTS                                      22
ARTICLE 27 SEPARABILITY                                 23
ARTICLE 28 MISCELLANEOUS                                23
SUMMARY    TABLE                                        25

APPENDIX A LISTING OF PATENTS /APPLICATIONS INCLUDED IN PATENT RIGHTS
                   EXCLUSIVE LICENSE AGREEMENT BETWEEN
                   -----------------------------------
                     SAN DIEGO REGIONAL CANCER CENTER
                     --------------------------------
                                      AND
                                      ---
                        IMMUNE NETWORK RESEARCH LTD.
                        ----------------------------

This License Agreement (hereinafter, the "Agreement") is made and is effective the day of the last of the Parties to sign (hereinafter, the "Agreement Date") by and between San Diego Regional Cancer Center, a California research institution having a business address at 3099 Science Park Road, Suite 200, San Diego, California, 92121 USA (hereinafter, "SDRCC") and Immune Network Research Ltd., a British Columbia company having a business address at 2-2095 W. 45th Avenue, Vancouver, British Columbia, V6M 2H8 CANADA (hereinafter, "INR").

WHEREAS, SDRCC researchers Sybille Muller, Ph.D. and Haito Wang, M.D. (hereinafter, the "Researchers") have conducted research to develop a technology, generally characterised as "Antibody IFT' and described in U.S. Patent Application Number 07/848,327 entitled "an anti-idiotypic antibody and its use in diagnosis and therapy in HIV related disease" (hereinafter, the "Patent Technology") more particularly defined below, and;

WHEREAS, SDRCC warrants that it is the owner, by assignment from the Researchers of complete, undivided right, title and interest in the Patent Technology, and;

WHEREAS SDRCC warrants that it possesses the requisite authority to enter into this Agreement and that no additional conveyance from any third party is required to perfect this Agreement, and;

WHEREAS, SDRCC desires that the Patent Technology be developed and brought to market so that its benefits can be enjoyed by the general public, and;

WHEREAS INR desires an exclusive license to use and sublicense the, inter alia, Patent Technology from SDRCC, and SDRCC is willing to grant such rights;

NOW, THEREFORE, in consideration of the obligations expressed herein, the Parties ascribe to the recitals set forth above and agree as follows:

                               ARTICLE I - DEFINITIONS
                               -----------------------

1.01 "Affiliate", as used herein shall mean any corporation, firm, partnership or other business entity controlled by, controlling, or under common control with INK For this purpose, "control" means direct or indirect beneficial ownership of or the right to vote at least fifty percent (50%) of the voting stock or at least fifty percent (50%) interest in the income of such corporation or other business entity.

1.02 "Diagnostic Licensed Product", as used herein, means any composition of matter, product of that composition of matter, or component part of a product of that composition of matter, or any similar item, which is made, used or sold in the Territory and which uses a process, composition, material, procedure or method covered by any one or combination of the Patent Rights, which product is used for diagnostic purposes.

1.03 "Gross Sales", as used herein, shall mean the gross receipts, royalties, fees or other valuable consideration of any kind, received by or credited to the benefit of INR or an Affiliate as a result of a Sale including but not limited to interest, late charges, time-price differentials or any other receipts or credits of a similar or related nature received by INR or an Affiliate as a consequence of a Sale.

1.04 "Licensed Product" as used herein, shall mean either or both Diagnostic Licensed Product and Therapeutic Licensed Product as the context requires.

1.05 "Net Sales", as used herein, shall mean Gross Sales, less the following deductions:
(a)  amounts actually repaid by reason of timely rejections or returns;

(b)  Sales taxes charged and received; and

(c)  shipping and shipping insurance charges paid by INR,

except that the aggregate value of said deductions in any royalty payment period shall not exceed 15% of Gross Sales for that period.

1.06 "New Disclosure", as used herein, shall mean any invention, discovery, concept, idea, information or improvement, whether or not patentable related to the Technology which is, to any 25 degree, made, developed or conceived by researchers at SDRCC.

1.07 "Party", when used in the singular, shall mean SDRCC or INR as the context requires and when used in the plural, shall mean SDRCC and INR.

1.08 "Patent Rights", as used herein, shall include all of the following intellectual property rights:

(a) the United States patent applications, and all patent applications in other jurisdictions claiming priority from said United States patent application owned by SDRCC related to the Patent Technology. Appendix A of this Agreement lists those patent applications which are included as of the Agreement Date, however, it is acknowledged by the Parties that certain new related patent applications may be filed after the Agreement 10 Date and shall be incorporated into this definition without modification to this

(b) United States and foreign patents issued from the applications described in part (a) of this paragraph and those patents issuing from any and all divisional, continuation and 15 continuations-in-part patent applications claiming priority from those patent applications described in part (a) of this agreement.

(c) claims of U.S. and foreign continuation-in-part applications, and of the resulting patents, which are directed to subject matter specifically described in the U.S. and foreign applications described in part (a) of this paragraph;

(d) claims of all foreign patent applications, and of the resulting patents, which are directed to subject matter specifically described in the parent U.S. patent and/or patent applications listed in (a), (b), or (c) above;

(e) any and all reissues of the U.S. patents described in (a), (b), or (c) above;

1.09 "Proprietary Information", as used herein, shall mean any information relating directly or indirectly to:

(a) the Patent Technology, and not generally known to the public, provided to INR by SDRCC or the Researchers, and

(b)  confidential aspects of INR's business, provided to SDRCC by INR;

conveyed in written, graphic, oral or physical form including but not limited to scientific knowledge, know-how, processes, inventions, techniques, formulae, products, business operations, market data, customer requirements, data, plans or other records, or software.

1.10 "Sale" or "Sales", as used herein, shall mean the sale, lease or other transfer by INR or Affiliate to a Third Party of any right of ownership or use in a Licensed Product.

1.11 "Technology", as used herein, shall mean without limitation, Proprietary Information, patent applications, know-how, experimental data and Technology Biological Materials, owned by SDRCC which is covered by or related to the Patent Rights.

1.12 "Technology Biological Materials" , as used herein, shall mean the IF7 hybridoma clone described in ATCC Accession # HB11286 /S/ L.L.
                                            ---------

1.13 "Territory", as used herein, shall mean all countries of the world in which SDRCC has Patent Rights.

1.14 "Therapeutic Licensed Product" as used herein, means any composition of matter, product of that composition of matter, or component part of a product of that composition of matter, or any similar item, which is made, used or Sold in the Territory and which uses a process, composition, material, procedure or method covered by any one or combination of the Patent Rights, which product is used for therapeutic purposes

1.15 "Third Party", as used herein, shall mean corporate entities or individuals other than SDRCC or INR and its Affiliates.

                                    ARTICLE 2 - GRANT
                                    -----------------

2.01 SDRCC hereby grants to INR, subject to the terms and conditions of this Agreement, an exclusive license to use and sublicense the Technology, and to make or have made Licensed Products, in the Territory and to market, distribute, and sell Licensed Products worldwide.

2.02 SDRCC at the written request of INR will amend this Agreement from time to time to provide a current definition of Technology, recognizing that the above definition is limited by that certain information now known to INR and SDRCC. SDRCC hereby grants INR the right to use and sublicense the newly identified technology to the extent the newly identified technology contributes to the commercialization of the Technology, is not encumbered to a Third Party and is not patentably distinct from the Patent Technology.

2.03 If newly identified technology is created by SDRCC and is patentably distinct from the Technology then INR and SDRCC shall negotiate in good faith to grant INR an exclusive license to the newly identified technology. In any such additional technology license, INR shall pay to SDRCC that royalty agreed to in this contract on any Licensed Products which uses the newly identified technology.

Page 8
                    ARTICLE 3 - COLLABORATIVE RESEARCH & INVENTION RIGHTS
                    -----------------------------------------------------

3.01 No research or development collaboration between SDRCC and INR is contemplated in or required by the terms of this Agreement.

3.02 Any amendment to this Agreement as described in Paragraph 2.03 will provide for the dispensation, ownership and licensing of New Disclosures

                           ARTICLE 4 - LICENSE FEE & ROYALTIES
                           -----------------------------------

4.01 For the license granted to INR under this Agreement, INR will pay to SDRCC
an earned 10 royalty equal                  to of Net Sales of Therapeutic
Licensed Products and an earned royalty equal to                   of Net Sales
of Diagnostic Licensed Products.

4.02 INR will pay to SDRCC royalties on Net Sales in respect of the first six months of each calendar year no later than the following July 31. INR will pay to SDRCC royalties on Net Sales during the second six calendar months of each year no later than the following January 31.

4.03 INR will pay to SDRCC a license fee of $10,000 promptly upon receipt by INR of an executed copy of this Agreement from SDRCC.

4.04 All monies due SDRCC under this Agreement shall be paid in United States Dollars. The rate of exchange to be used in computing the equivalent of each royalty payment in United States Dollars shall be the rate of exchange in effect at the Chase Manhattan Bank on the last business day of the calendar half-year for which the royalty payment is due.

4.05 All fees and royalties due SDRCC under this Agreement not received when due will be subject to interest charged at 10.0% per annum calculated monthly on the first day of each calendar month. Payments received by SDRCC will be applied first to the outstanding interest due and then to the outstanding principal due. Payment of such interest shall not limit SDRCC from exercising any other rights it may have as a consequence of the lateness of any payment.

                                 ARTICLE 5 - BIOLOGICAL MATERIALS
                                 --------------------------------

5.01 For no additional consideration, SDRCC will transfer to INR possession but not title to the Technology Biological Materials.

5.02 INR acknowledges that the supply by SDRCC to INR of the Technology Biological Materials is limited to pre-production use only. INR will arrange for production of the commercial quantities of Technology Biological Materials it requires to produce Licensed Product, or as Licensed Product itself.

5.03 INR is under no obligation to use Technology Biological Materials and will be subject to no further fee or royalty for their use other than those set forth herein.

                                      ARTICLE 6 - SUBLICENSE
                                      ----------------------

6.01 INR may grant sublicenses to Third Parties. INR will pay to SDRCC in respect of any Sale of Licensed Product by a sublicensee the same royalty which would otherwise have been paid to SDRCC had the Sale of Licensed Product been made by INR. If a sublicensee of INR pays to INR a royalty in excess of that shown in paragraph 4.01 of this Agreement, all such amounts will accrue solely to the benefit of INR.

                                  ARTICLE 7 - REPORTS & REMITTANCES
                                  ---------------------------------

7.01 INR shall keep and require its Affiliates to keep complete and accurate records of all Sales and Net Sales of Licensed Product. SDRCC may examine, through a certified public accountant acceptable to INR, such records at the place of business of INR or its Affiliates during regular business hours not more than once per year during the life of this Agreement and for two (2) years after its termination. SDRCC shall bear the cost of each audit except that if the audit determines that INR understated the royalties due to SDRCC for any period by an amount greater than five percent (5%), the cost of the audit and review shall be borne by INR-

7.02 INR shall identify a person responsible for communicating with SDRCC under the reporting requirements of this Agreement.

7.03 INR shall keep SDRCC informed of its progress on the commercialization and marketing of Licensed Product hereunder. INR shall make Technology commercialization progress reports to

SDRCC on January 31 of each year this Agreement is in effect. The progress reports will cover the previous calendar year.

7.04 INR shall deliver to SDRCC a true accounting of all Sales of Licensed Product made by INR or its' sublicensees during the preceding calendar half year at the same time as it pays the royalties due pursuant to paragraph 4.02. Each accounting shall show Licensed Product pricing, Sales, Gross Sales, itemized deductions as allowed herein and Net Sales, on a country-by-country, Licensed Product-by-Licensed Product basis. INR shall promptly supplement said reports with such additional information as SDRCC may reasonably request. SDRCC will keep confidential all accounting information and documentation provided to it by INR hereunder as provided in Article 25.

                      ARTICLE 8 - PATENT PROSECUTION & MAINTENANCE
                      --------------------------------------------

8.01 Subject to the provisions herein, INR shall prosecute and maintain the Patent Rights. Using counsel of its choice, and be solely responsible for payment of direct costs associated therewith.

9.02 INR will at the request of SDRCC provide SDRCC with updates and all written correspondence relating to the prosecution and maintenance of the Patent Rights so that SDRCC may be informed and apprised of the continuing status of the pending applications and issued patents. SDRCC will keep this information and documentation confidential as provided in Article 25.

8.03 INR will reimburse SDRCC for the direct cost associated with the prosecution and maintenance of the Patent Rights to date up to a maximum of $14,000 (the "SDRCC Patent Costs"), except that SDRCC will apply the option amount of $10,000 paid by INR to SDRCC in November, 1992 to the first $10,000 of the SDRCC Patent Costs and INR will promptly pay up to $4,000 of the balance of the SDRCC Patent Costs upon receipt of copies of the invoices paid by SDRCC.

                              ARTICLE 9 - PATENT INFRINGEMENT
                              -------------------------------

9.01 If either party becomes aware of alleged or actual infringement of Patent Rights by a Third Party, the one party having identified such activity shall promptly notify the other party in writing.

9.02 INR and SDRCC shall cooperate with one another at no expense to the other party to investigate such alleged infringement.

9.03 If INR determines in its sole judgement that such alleged infringement is actually affecting or is likely to affect the potential or actual Sales of Licensed Products, INR shall create and deliver to SDRCC a written plan of action to deal with such alleged infringement. This action plan will be subject to Article 25 herein. INR shall keep SDRCC informed in a timely way of the progress of such action plan. If patent infringement litigation occurs, INR may name SDRCC as party of interest in such Patent Rights. SDRCC is under no obligation to join such suit as co-party and SDRCC may only join such suit as co-party with the express written consent of INR.

9.04 If INR brings an infringement action against a Third Party, this action shall be at no cost to SDRCC unless SDRCC joins the suit as a co-party as provided above.

9.05 INR and Affiliates shall include on or with their Licensed Product package insert a list of all relevant issued or granted Patents and the phrase, "other patents pending", if in fact there are Patents pending.

                         ARTICLE 10 - DEFENSE OF PATENT RIGHTS
                         -------------------------------------
10.01 If a Third Party initiates a suit against INR claiming infringement of a Third Party patent involving the manufacture, use, sale, distribution, marketing or other utilization of Licensed Product, INR shall promptly notify SDRCC of such event in writing. Except in the case of a conflict of interest, SDRCC and INR shall assist one another and cooperate in any such litigation at the other's request without expense to the requesting Party.

                            ARTICLE 11 - COMMERCIAL EFFORTS
                            -------------------------------

11.01 INR shall use commercially reasonable efforts to develop and sell the Licensed Products. INR may exercise prudent business judgement in meeting its obligations hereunder.

                            ARTICLE 12 - COMPULSORY LICENSES
                            --------------------------------

12.01 The Parties understand and agree that inventions covered by this Agreement may be subject to the rights and limitations of Public Law (PL) 96-517 and implementing regulations prescribed by the Federal Office of Management and Budget. PL 96-517, enacted in December 1980, enabled nonprofit organizations and small business firms to own and commercialize inventions arising from federally supported research and/or development provided the Government be granted a world-wide, non-exclusive, royalty-free license for the Technology.

12.02 If SDRCC receives notice from any governmental agency in any country or territory having valid authority and jurisdiction that a royalty-free compulsory license regarding all or any portion of the Patent Rights has been or must be granted, SDRCC shall immediately give notice to INR of such action.

12.03 Notwithstanding any other provision of this Agreement, INR shall in no event be obligated to pay any royalty or other compensation whatsoever to SDRCC for sales of Licensed Product in those countries of the Territory in which such compulsory royalty free licenses have been granted from the effective date of the grant of any such license.

                                    ARTICLE 13 - TERM
                                    -----------------

13.01 The grant of licence contained in this Agreement shall be in full force and effect from the Agreement Date and shall remain in effect for seventeen (17) years or until the last remaining Patent Rights expire, whichever is later, unless otherwise terminated by operation of law or pursuant to the terms and conditions of this Agreement.

13.02 INR may continue to utilize the Technology after the expiration of the last remaining Patent Rights. INR shall not have any further royalty or other payment obligation to SDRCC after expiration of the Patent Rights.

                                 ARTICLE 14 - TERMINATION
                                 ------------------------

14.01 SDRCC may terminate this Agreement if, at any time, INR files in any court a petition seeking to declare bankruptcy or insolvency or for reorganization or for an arrangement for the appointment of a receiver or trustee of INR or of its assets.

14.02 If either Party is in breach of any of the provisions of this Agreement the citing Party will submit to the responding Party a written notification of such breach. The responding Party shall have ninety (90) days from the date of notification to remedy the breach. If the breach is not corrected within this period, the citing Party shall have the right to terminate this Agreement in its entirety upon delivery of notice to the responding Party. Upon receipt by the responding Party of such notice, the license granted hereunder shall be deemed terminated.

14.03 Subject to the terms and conditions of this Agreement, INR may terminate this Agreement upon sixty (60) days written notice to SDRCC.

                    ARTICLE 15 - RIGHTS & DUTIES UPON TERMINATION
                    ---------------------------------------------

15.01 Upon termination of this Agreement, SDRCC may retain any sums already paid by INR hereunder, and INR shall pay all sums accrued or due hereunder.

15.02 If this Agreement terminates pursuant to Article 14, INR must dispose of all Licensed Products on hand at the time of termination. INR shall pay SDRCC a royalty on such Net Sales as set forth in this Agreement.

15.03 If this Agreement terminates on a date which precedes the expiration of all of the Patent Rights, INR shall return any and all confidential documentation, information, compositions, or Technology Biological Materials stored by any method, in its possession that were transferred to INR by SDRCC, without retaining copies or samples thereof.

15.04 Termination of this Agreement shall terminate all outstanding grants, obligations and liabilities between the Parties arising from this Agreement, except those described in Articles 1 (DEFINITIONS), 15 (RIGHTS AND DUTIES UPON TERMINATION), 21 (ARBITRATION), 22 (ATTORNEY'S FEES), 23 (CONFIDENTIALITY), 24 (NON-DISTRIBUTION), and Paragraphs 4.05 (Interest on payments due), 7.01 (Audits), 7.03 and 7.04 (Reporting), 20.01 (Indemnity), and 21.01 (Governing
Laws).

15.05 Except to the extent provided in Section 15.02 concerning Licensed Product on hand at Termination, the grant under Article 2 of this Agreement shall cease as of the date of termination.

                       ARTICLE 16 - USE OF TRADEMARKS & TRADENAMES
                       -------------------------------------------

16.01 Nothing contained in this Agreement shall be construed as conferring any right to use, in advertising, publicity or other promotional activities with respect to the Technology or Licensed Product, any name, trade name, trademark or other designation of either Party hereto, including any contraction, abbreviation or simulation of any of the foregoing, unless the express written permission of the other Party has been obtained, which permission shall not be unreasonably withheld. The use of the name of San Diego Regional Cancer Center, "SDRCC", or the names of the Researchers' by


<PAGE.
Page 17

INR in connection with such marketing is expressly prohibited unless written permission is obtained from the party or person whose name it is proposed be used.

16.02 INR, at its sole expense, shall be responsible for the selection, registration and maintenance of all trademarks and trade names which it employs in connection with any Licensed Product and shall own and control such trademarks and trade names during the life of this Agreement as well as after its termination or expiration. The terms "trademark" and "trade name" shall include, without limitation, the name or names of any Licensed Product, the design of the packaging of any Licensed Product, and the appearance of any Licensed Product.

                              ARTICLE 17 - WARRANTIES
                              -----------------------

17.01 SDRCC warrants that it has the lawful right to grant the license set forth herein, and that no consent, license or other conveyance is required from SDRCC, the Researchers or any other person to effectively convey the Technology; or otherwise to grant the license, to INR set forth herein.

17.02 Nothing in this Agreement shall be construed as:

(a) a warranty or representation by SDRCC as to the validity or scope of any of the Patent Rights;

(b) a warranty or representation by SDRCC that anything made, used, sold or otherwise disposed of under any license granted in this Agreement is or shall be free from infringement of patents or proprietary rights of Third Parties;

(c) a warranty or representation that use of the Technology will not infringe any third party patent or other rights; or

(d) an obligation of SDRCC to bring or prosecute actions or suits against Third Parties for infringement,

<PAGE.
Page 18

except that SDRCC hereby represents that it is not aware of any challenge, or any basis for a challenge, to the validity or scope of any of the Patent Rights.

17.03 Except as expressly set forth in this Agreement, SDRCC makes no representations and extends no warranties of any kind, either expressed or implied.

                                ARTICLE 18 - ASSIGNABILITY
                                --------------------------

18.01 SDRCC may assign this Agreement without the consent of INR.

18.02 INR may assign its rights under this Agreement with the prior written consent of SDRCC, which consent will not be unreasonably withheld if the assignee agrees to comply with all of the terms and conditions of this Agreement and to cure any existing defaults of the Agreement before the assignment may take effect.

                                    ARTICLE 19 - NOTICES
                                    --------------------

19.01 Any payment, notice or other communication required or permitted to be given to either Party hereto shall be deemed properly given, received, and effective five days after the date deposited in the U.S. or Canadian postal office and sent by first-class certified mail, with postage prepaid and return receipt requested to the respective address given below, or to such other address as either Party shall designate by written notice given to the other Party, or if hand delivered to the following addresses:

   For SDRCC: San Diego Regional Cancer Center
              Suite 200

              3099 Science Park Road
              San Diego, California 92121
              USA

              Attention: Lionel Landry
              Title:     Vice-President, Administration

   For INR:   Immune Network Research Limited
              2-2095 W. 45th Ave.
              Vancouver, BC Canada
              V6M 2H8
              Attention:    President

                               ARTICLE 20 - GOVERNING LAWS
                               ---------------------------
20.01 This Agreement shall be interpreted and construed in accordance with the laws of the Province of British Columbia, Canada.

                         ARTICLE 21 - ARBITRATION & JURISDICTION
                         ---------------------------------------

21.01 If a dispute arises out of or relating to any provision of this agreement, the Parties will meet and negotiate in good faith to settle the dispute.

21.02 If the Parties are unable to settle the matter in dispute by negotiation, the dispute shall at the request of either Party be settled by arbitration to be conducted in Vancouver, British Columbia, Canada. The arbitration shall be in accordance with the rules of the British Columbia International Commercial Arbitration Centre as of the date the arbitration is filed. Judgement upon any award rendered through arbitration may be entered in any court of competent jurisdiction.

21.03 SDRCC and INR shall submit to jurisdiction in Vancouver, British Columbia, Canada.

                                 ARTICLE 22 - ATT0RNEYS FEES
                                 ---------------------------

22.01 In the event of any arbitration or legal action between the Parties hereto arising from this Agreement the prevailing Party shall be entitled to reimbursement from the other Party of all costs and legal fees associated with such arbitration or legal action.

                                 ARTICLE 23 - CONFIDENTIALITY
                                 ----------------------------

23.01 Except to the extent expressly authorized in this Agreement, for the term of this Agreement and for five (5) years thereafter, the Party receiving Proprietary Information from the Party providing it shall keep the Proprietary Information completely confidential and shall not publish or otherwise disclose such information except to the extent that it can be established by the receiving Party by competent proof that such information:

(a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the disclosing Party;

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

(d)  was subsequently lawfully disclosed to the receiving Party by a Third
     Party.

23.02 Each Party may disclose the other Party's Proprietary Information to the extent only that disclosure is reasonably necessary to prosecute or defend litigation, comply with applicable governmental regulations, or conduct clinical trials, subject in all cases to not less than ten (10) days' prior written notification to the other Party.

23.03 INR and SDRCC may use each other's Proprietary Information only under the following restrictions:

(a) the Parties may duplicate or reproduce the disclosed proprietary information; if duplicated or reproduced in whole or in part, the disclosed information must carry a proprietary notice similar to that with which it was submitted to the receiving Party.

(b) any person employed by the receiving Party and utilizing the confidential information will be advised of, and is subject to, the confidentiality conditions in this Agreement.

23.04 Each Party shall protect the Proprietary Information of the other from further disclosure by taking precautions equivalent to the precautions used to protect its own confidential information.

                   ARTICLE 24 - NON-DISTRIBUTION OF BIOLOGICAL MATERIALS
                   -----------------------------------------------------

24.01 Certain of the Technology Biological Materials provided to INR by SDRCC will be transferred on a restricted non-distribution basis. SDRCC shall identify those particular Technology Biological Materials for which transfer, distribution, sale or other disposal by INR to Third Parties or Affiliates is expressly forbidden without prior written consent of SDRCC. INR will advise any person employed by INR and utilizing the Technology Biological Materials that they are subject to the transfer restriction conditions of this Agreement.

24.02 INR will comply with all applicable governmental regulatory and statutory requirements regarding use of the Technology Biological Materials.

24.03 INR will use the Technology Biological Materials described in paragraph
26.01 solely for the development of Licensed Product and for no other commercial purpose. Examples of permitted use includes:

(a)  the diagnosis of patient samples for consideration; or

(b)  the testing of Third Parties' diagnostic kits, assays or assay components.

24.04 The Technology Biological Materials transferred to INR are experimental in nature. SDRCC makes no warranties, representation or undertaking with respect to their utility, efficacy, nontoxicity, safety or appropriateness for a particular purpose.

                                    ARTICLE 25 - WAIVER
                                    -------------------
25.01 No omission or delay of either Party in requiring due and punctual fulfilment of the obligations of any other Party shall be deemed to constitute a waiver by such Party of its rights to require such due and punctual fulfilment, or any other of its remedies hereunder.

                                    ARTICLE 26 - EXPORTS
                                    --------------------

26.01 INR warrants that neither it nor its Affiliates, agents or distributors will export or re-export, directly or indirectly, Licensed Product to countries unless allowed and authorized by the laws of the United States of America and the laws of Canada.

Page 23
                                  ARTICLE 27 - SEPARABILITY
                                  -------------------------

27.01 If any part of this Agreement is held illegal, void or ineffective, the remaining portions hereof shall remain in full force and effect
 .
27.02 If any term or provision of this Agreement is in conflict with any applicable statute or law then such term or provision shall be deemed inoperative only to the extent that it may conflict therewith and shall be deemed to be modified to conform with such statute or law.

27.03 If the terms and conditions of this Agreement are materially altered in the opinion of either Party acting reasonably as a result of Paragraphs 27.01 and 27.02, the Parties will negotiate in good faith to amend the terms and conditions of this Agreement so as to resolve any inequities which have resulted.

                                  ARTICLE 28 - MISCELLANEOUS
                                  --------------------------

28.01 The headings of the several sections are inserted for convenience and reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

28.02 This Agreement shall not be binding upon the Parties until it has been signed by or on behalf of each Party, in which event, it shall be effective as of the Agreement Date.

28.03 No amendment or modification hereof shall be valid or binding upon the Parties unless made in writing and signed.

28.04 This Agreement embodies the entire understanding of the Parties and shall supersede all previous communications, representations or understandings, either oral or written, between the Parties relating to the subject matter hereof.

IN WITNESS WHEREOF, both SDRCC and INR have executed this Agreement, in duplicate originals by their respective officers hereunto duly authorized, on the day and year hereinafter written.

SAN DIEGO REGIONAL CANCER CENTER          IMMUNE NETWORK RESEARCH LTD.

By: /S/ Lionel Landry                     By: /S/ Dr. Geoff  Hoffmann
   ------------------                         -----------------------
Name   Lionel Landry                      Name:   Dr. Geoff Hoffmann
Title: Vice-President Administration      Title:  President

Date:  April 23, 1993                     Date:   April 16, 1993

                                 SUMMARY TABLE
                                 -------------

Description                     Paragraph               Date Due
-----------                     ---------               --------

ROYALTIES

Diagnostic Licensed Product       4.01                  January 31 and July 31
Therapeutic Licensed Product      4.01                  January 31 and July 31

REPORTS from INR

Progress on Commercialization     7.03                  January 31
Net Sales of Licensed Product     7.04                  January 31 and July 31

WRITTEN NOTIFICATION from INR

Patent prosecution & maintenance  8.02                  Upon written request
reports

APPENDIX A

Listing of patents and patent applications comprising Patent Rights

Country             Type          Status          Reference #
-------             ----          ------          -----------

United States      Application    Pending         07/8481327

                                 EXHIBIT 3-4


                 Joint Venture Agreement dated August 12, 1999
                             with Bridge Pharma

                                    REDACTED
                                    --------





                              JOINT VENTURE AGREEMENT



                             BETWEEN BRIDGE PHARMA INC.



                                         AND



                             IMMUNE NETWORK RESEARCH LTD.

                                   August 12 1999
v.7.23/99

                                       CONTENTS


 1.  DEFINITIONS                                                      3
 2.  FORMATION OF THE JOINT VENTURE                                   7
 3.  ADMINISTRATION OF THE JOINT VENTURE                              8
 4.  RESEARCH AND DEVELOPMENT PROGRAM                                12
 5.  TREATMENT OF CONFIDENTIAL INFORMATION                           17
 6.  INTELLECTUAL PROPERTY RIGHTS                                    19
 7.  PROVISIONS CONCERNING THE FILING, PROSECUTION
      AND MAINTENANCE OF PATENT RIGHTS                               22
 8.  COMMERCIALIZATION PROGRAM                                       23
 9.  TERMINATION AND DISENGAGEMENT                                   28
10.  REPRESENTATIONS, WARRANTIES AND COVENANTS                       30
11.  INDEMNIFICATION                                                 32
12.  DISPUTE RESOLUTION                                              33
13.  MISCELLANEOUS                                                   33

APPENDIX A     Bridge Background Technology
APPENDIX B     Cumulative Payment Schedule
APPENDIX C     Bridge Agreement with Technology Management Network LLC
APPENDIX D     Amendment to Bridge Agreement w. Technology Management
               Network LLC
APPENDIX E     INR Background Technology

This JOINT VENTURE AGREEMENT (the "Agreement") is entered into as of August 12, 1999, by and between BRIDGE PHARMA, INC. ("BRIDGE"), a Florida corporation, having an address of 902 Contento Street, Sarasota, Florida, USA, 34242 and IMMUNE NETWORK RESEARCH LTD. ("INR"), a Vancouver corporation, having an address of 3650 Wesbrook Mall, Vancouver, Canada, V6S 2L2.

     WHEREAS, INR is in the business of drug discovery and development of pharmaceutical intellectual property; and

     WHEREAS, BRIDGE is the owner of pharmaceutical intellectual property;

     WHEREAS, the parties desire to enter into a joint venture (the "Joint Venture") for the purposes of discovering and developing pharmaceutical intellectual property.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the parties hereto, intending to be legally bound, hereby agree as follows:

1.  DEFINITIONS

Whenever used in this Agreement with an initial capital letter, the terms defined in this Section 1 shall have the meanings specified.

1.1 "AFFILIATE" means any corporation, firm, partnership or other entity which directly or indirectly controls or is controlled by or is under common control with a party to this Agreement. "Control" means ownership, directly or through one or more Affiliates, of more than fifty percent (50%) of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or more than fifty percent (50%) of the equity interests in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby a party controls or has the right to control the Board of Directors or equivalent governing body of a corporation or other entity.

1.2 "ANNUAL R&D PLAN" means the written plan describing the research and development activities to be carried out during each calendar year pursuant to this Agreement. Each Annual R&D Plan will be set forth in a written document prepared by INR and BRIDGE and approved by the R&D Steering Committee and will include a budget for such research and development activities which shall be approved by the Management Committee.

1.3 "BRIDGE BACKGROUND TECHNOLOGY" means Technology of BRIDGE that exists as of the Effective Date. BRIDGE Background Technology is listed or described in Appendix A.

1.4 "BRIDGE CONSULTATIVE DECISION" means a Consultative Decision which shall be made by BRIDGE, subject to the terms hereof, if, after appropriate consultations and discussions by the Management Committee, the Management Committee shall be unable to reach a decision concerning the subject matter thereof. All

Consultative Decisions which are BRIDGE Consultative Decisions are specifically identified as such hereunder.

1.5 "BRIDGE DECISION" means a decision with respect to a Joint Venture matter which BRIDGE shall make in its sole discretion, subject to the terms hereof, without the necessity of prior consultations or discussions by the Management Committee or between the parties. All decisions which are BRIDGE Decisions are specifically identified as such hereunder, including without limitation, those decisions identified as such in Sections 4.2.1 and 8.2.2 hereof.

1.6 "BRIDGE PROGRAM TECHNOLOGY" has the meaning set forth in Section 6.2.2 hereof.

1.7 "BRIDGE TECHNOLOGY" includes BRIDGE Background Technology and BRIDGE Program Technology.

1.8 "COMMERCIALIZATION PLAN" means the written plan describing the efforts of the Joint Venture to commercially develop Products in the Field or, alternatively, to seek partners for the commercial development of Products in the Field, pursuant to the terms of this Agreement. The Commercialization Plan shall be prepared by the parties, and approved by the Management Committee and may be amended by the Management Committee from time to time.

1.9 "COMMERCIALIZATION PROGRAM" means those efforts of the Joint Venture directed at developing, patenting, licensing, registering, manufacturing, marketing, promoting, distributing and selling Products either through the Joint Venture itself, by either party alone as permitted hereunder, or by the Joint Venture in conjunction with Licensees or other third parties.

1.10 "CONFIDENTIAL INFORMATION" means all tangible embodiments of Technology and all information (including but not limited to information about any element of Technology) which is disclosed by one party to the other hereunder or under any superseding confidentiality agreement except to the extent that such information
(i) as of the date of disclosure is demonstrably known to the party receiving such disclosure or its Affiliates, as shown by written documentation, other than by virtue of a prior confidential disclosure to such party or its Affiliates;
(ii) as of the date of disclosure is in, or subsequently enters, the public domain, through no fault or omission of the party receiving such disclosure; or
(iii) as of the date of disclosure or thereafter is obtained from a third party free from any obligation of confidentiality to the disclosing party.

1.11 "CONSULTATIVE DECISION" means a decision on a Joint Venture matter which shall be made by the Management Committee after appropriate consultations and discussions by the Management Committee or, if the Management Committee shall be unable to reach a decision concerning the subject matter, by INR if the decision is identified as an INR Consultative Decision hereunder or by BRIDGE if the decision is identified as a BRIDGE Consultative Decision hereunder.

1.12 "DEVELOPMENT PHASE" means those activities of the R&D Program the objective of which is to pursue the preclinical (in accordance with Good Laboratory Practices and other applicable regulatory requirements) and clinical development and testing of particular Products which are part of a Development Project which has been designated as a Development Project and approved by the Management Committee in writing. The Development Phase may be conducted simultaneously with activities in the Research Phase.

1.13 "DEVELOPMENT PROJECT" means the testing and development of a particular compound that has been selected during the Research Phase.

1.14 "EFFECTIVE DATE" means the date first written above.

1.15 "FIELD" means a pharmaceutical preparation of any kind for human or animal use which incorporates Bridge Background Technology, Joint Technology or any improvements thereon.

1.16 "INR BACKGROUND TECHNOLOGY" means Technology of INR that exists as of the Effective Date. INR Background Technology is listed or described in Appendix E.

1.17 "INR CONSULTATIVE DECISION" means a Consultative Decision which shall be made by INR, subject to the terms hereof, if, after appropriate consultations and discussions by the Management Committee, the Management Committee shall be unable to reach a decision concerning the subject matter thereof. All Consultative Decisions which are INR Consultative Decisions are specifically identified as such hereunder.

1.18 "INR DECISION" means a decision with respect to a Joint Venture matter which INR shall make in its sole discretion, subject to the terms hereof, without the necessity of prior consultations or discussions by the Management Committee or between the parties. All decisions which are INR Decisions are specifically identified as such hereunder, including without limitation, those decisions identified as such in Sections 4.2.1 and 8.2.1 hereof.

1.19 "JOINT DECISION" means a decision with respect to a Joint Venture matter which shall be made by the Management Committee after appropriate consultations and discussions concerning the same by the representatives of INR and BRIDGE to said Committee. Joint Decisions shall include any decisions expressly identified as such hereunder and any other decisions specifically reserved to the Management Committee hereunder.

1.20 "JOINT PATENT RIGHTS" means Patent Rights with respect to Joint Technology.

1.21 "JOINT TECHNOLOGY" has the meaning set forth in Section 6.2.3.

1.22 "JOINT VENTURE" means the association of INR and BRIDGE established pursuant to Article 2 of this Agreement for the purposes set forth therein.

1.23  "JV Account" means the account established by BRIDGE pursuant to Section
4.4.2 hereof.

1.24 "LICENSEE" means a third party licensee of rights from the Joint Venture or a strategic partner of the Joint Venture.

1.25 "LICENSING REVENUE" means up-front licensing fees, milestone payments, and royalties on sales of Products, obtained by bridge as a result of a Transaction, but does not include any costs for negotiating and closing of Transactions, defense and maintenance of patents or patent applications, promotional activities or additional research and development of Technology in the Field.

1.26 "MANAGEMENT COMMITTEE" means the committee of INR and BRIDGE representatives established pursuant to Section 3.1 hereof to administer the affairs of the Joint Venture.

1.27 "PATENT RIGHTS" means the rights and interests in and to issued patents and pending patent applications (which for purposes of this Agreement shall be deemed to include certificates of invention and applications for certificates of invention and priority rights) in any country, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, and renewals, all letters patent granted thereon, and all reissues, reexaminations and extensions thereof, whether owned or licensed in by a party with the right to sublicense. "INR Patent Rights" means Patent Rights with respect to INR Technology. "BRIDGE Patent Rights" means Patent Rights with respect to BRIDGE Technology.

1.28 "PRODUCT" means compounds or drugs for use in the Field developed or to be developed by the Joint Venture itself, by either party alone as permitted hereunder, or by the Joint Venture in conjunction with Licensees or other third parties.

1.29 "R&D PROGRAM" means the collaborative research and development program in the Field, consisting of the Research Phase and the Development Phase, to be conducted by INR and BRIDGE pursuant to Article 4 of this Agreement and reflected in the Annual R&D Plans.

1.30 "RESEARCH PHASE" means those activities of the R&D Program the objective of which is to develop and demonstrate the functionality of a compound or series of compounds utilizing the BRIDGE Technology and thereafter to improve and further develop such compound or compounds and to identify candidate Products. The Research Phase may be conducted simultaneously with activities in the Development Phase.

1.31 "TECHNOLOGY" refers to the Field and means and includes all inventions, discoveries, improvements, trade secrets and proprietary methods and materials, whether or not patentable, including but not limited to, samples of, methods of production or use of chemical compounds; other data; formulations; techniques; and know-how; including any negative results. "Technology" of a party includes Technology owned by a party or licensed to that party from a third party with a right to grant sublicenses.

1.32 "TERM" means the term of this Agreement as set forth in Article 9.

1.33 "TERRITORY" means the world.

1.34 "TRANSACTION" means a license, sale or other transfer to a third party in respect of the Joint Technology or any Product resulting from or using the Joint Technology.

                        2.  FORMATION OF THE JOINT VENTURE

2.1 FORMATION. The parties hereto hereby agree to associate themselves for the purpose of jointly discovering, developing, registering, licensing, manufacturing, marketing, promoting, distributing and selling Products in the Field in the Territory (the "Joint Venture"), through the Joint Venture itself, by either party alone as permitted hereunder, or by the Joint Venture in conjunction with Licensees or other third parties. Such Joint Venture shall be conducted, operated and administered solely in accordance with the terms of this Agreement, and no separate jointly owned corporate or other entity or entities shall be established for the purpose of conducting or administering the joint efforts and endeavors of the parties hereunder, except as contemplated in
Section 2.7 hereof.

2.2 SHARING OF PROCEEDS. INR and BRIDGE shall be equal participants in the Joint Venture and, subject to the provisions of Section 4.4 relating to funding of the R&D Program and of Sections 8.4.1 and 8.4.2, INR and BRIDGE shall, as provided herein, share equally in the proceeds of the Joint Venture. Each party hereby agrees to pay any obligations incurred by it in connection with its obligations hereunder on a timely basis.

2.3 PATENT RIGHTS. INR and/or BRIDGE, as the case may be, shall grant to each other such licenses or sublicenses to Patent Rights or Technology, if any, as the Management Committee shall deem reasonably necessary in order to effectuate or protect the activities in the Field contemplated by this Agreement.

2.4 ADMINISTRATION. The program, operations and business of the Joint Venture shall be administered by the Management Committee in accordance with the provisions of Articles 3 and 4 hereof.

2.5 ACCOUNTING INFORMATION. During the term of this Agreement, INR shall provide annual audited and quarterly unaudited financial statements to the Chief Financial Officer or designee of BRIDGE. Each party shall also provide quarterly accounting information to the Management Committee as specified in
Section 8.4 hereof, as well as any other accounting information reasonably requested by the Management Committee.

2.6 PURPOSES AND SCOPE. The parties hereto understand and agree that this Joint Venture is limited solely to the Field in the Territory and to the activities, rights and obligations as set forth in this Agreement. Nothing in this Agreement shall be construed (i) to create or imply a general partnership between the parties, (ii) to make either party the agent of the other for any purpose, (iii) to alter, amend, supersede or vitiate any other arrangements between the parties with respect to any subject matters not covered hereunder,
(iv) to give either party the right to bind the other, (v) to create any duties or obligations between the parties except as expressly set forth herein, or (vi) to grant any direct or implied licenses or any other right other than as expressly set forth herein.

2.7 LEGAL STRUCTURE. The parties acknowledge that it may be advisable and in their mutual interests and the interests of the Joint Venture for the business of the Joint Venture to be conducted in a limited liability partnership, limited liability company, corporation, or other type of legal structure instead of the structure set forth herein, if a material change in the Joint Venture's business or other changes in circumstances shall occur. In the event that the Joint Venture elects to enter into a Transaction pursuant to the terms of Article 8 hereof, except to the extent otherwise expressly agreed in writing, the parties shall conduct such activities only through such an alternative legal structure and under the terms of an agreement to be negotiated in good faith between the parties hereto. In addition, either party shall have the right at any time to recommend a change in the legal structure of the Joint Venture with respect to the activities to be conducted hereunder. Any such change shall be considered by the other party in good faith, but may only be made pursuant to a favorable INR Decision and a favorable BRIDGE Decision.

2.8 MUTUAL SUPPORT. Each Party shall, by meeting with existing or prospective investors, underwriters or investment bankers to discuss the Joint Venture, reasonably assist the other, upon reasonable request and at the expense of the requesting party, in any efforts of such other party to obtain additional financing during the term of this Agreement.


                     3.  ADMINISTRATION OF THE JOINT VENTURE

3.1 DECISION MAKING. Subject to any express provisions of this Agreement designating decisions as Consultative Decisions, INR Decisions or BRIDGE Decisions, or otherwise specifically reserving to either INR or BRIDGE, as the case may be, the right to make unilateral decisions concerning the research, development, registration, supply, licensing and commercialization programs of the Joint Venture as provided herein, the general affairs and activities of the Joint Venture and the research, development, registration, supply, licensing and commercialization programs of the Joint Venture described herein shall be administered, managed and coordinated by a committee (the "Management Committee") consisting of one (1) representative designated by INR, one (1) representative designated by BRIDGE and one (1) representative mutually selected by both INR and BRIDGE from time to time.

3.2 MANAGEMENT COMMITTEE DESIGNEES. Each party shall designate one of its representatives on the Management Committee as its "Co-Chair". Each party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the Management Committee, including its Co-Chair, by giving written notice thereof to the other party.

Initial designees of the parties to the Management Committee shall be as follows:

For INR: Dr. Allen Bain, President INR,  Co-Chair

For BRIDGE: Dr. Gunnar Aberg, President BRIDGE, Co-Chair

3.3  MANAGEMENT COMMITTEE MEETINGS.

             3.3.1 Schedule of Meetings. The Management Committee shall establish a schedule of times for meetings, taking into account, without limitation, the planning needs of the R&D Program and Commercialization Program herein described and the need of the Management Committee to consult and/or render decisions required of it hereunder. Meetings shall also be convened upon the determination of the Co-Chairs, or either of them, by written notice thereof to the members of the Management Committee, that a meeting of the Management Committee is required to discuss and/or resolve any matter or matters with respect to the Joint Venture. In no event shall the Management Committee meet less frequently than quarterly. Meetings shall alternate between Sarasota, Florida and Vancouver, British Columbia or another mutually agreed upon location; provided, however, that the parties may mutually agree to meet by teleconference or video conference.

             3.3.2 Quorum; Voting; Decisions. At each Management Committee meeting quorum shall be a representative of each party. Each Management Committee member shall have one vote on all matters before the Management Committee. All decisions of the Management Committee shall be made by majority vote of all of the members. Whenever any action by the Management Committee is called for hereunder during a time period in which the Management Committee is not scheduled to meet, the Co-Chairs shall cause the Management Committee to take the action in the requested time period by calling a special meeting or by action without a formal meeting by written memorandum signed by the Co-Chairs. Representatives of each party or of its Affiliates, in addition to the members of the Management Committee, may attend Management Committee meetings as non-voting observers at the invitation of either party with the approval of the other party, which shall not be unreasonably withheld. In the event that the Management Committee is unable to resolve any matter before it, such matter shall be resolved as set forth in Section 3.7 hereof.

             3.3.3 Minutes. The Management Committee shall keep accurate minutes of its deliberations, which record all proposed decisions and all actions recommended or taken. Drafts of the minutes shall be delivered to the Co-Chairs of the Management Committee within a reasonable time not to exceed twenty (20) days after the meeting. The party hosting the meeting shall be responsible for the preparation and circulation of the draft minutes. Draft minutes shall be edited by the Co-Chairs and shall be issued in final form within a reasonable time not to exceed forty-five (45) days after the meeting only with their approval and agreement as evidenced by their signatures on the minutes.

             3.3.4 Expenses. Expenses of Management Committee members related to their participation on the Management Committee and attendance at Management Committee meetings shall be paid from the funds BRIDGE receives from INR pursuant to section 4.4.1.

3.4 DECISION MAKING RESPONSIBILITIES. The Management Committee shall be solely responsible for making all decisions specified as "Joint Decisions" hereunder and all decisions specifically reserved to it hereunder, including, but not limited to, decisions with respect to the following matters:

     (i) any amendments to or changes in the objectives (but not the actual conduct) of the R&D Program described in Article 4 hereof;

     (ii) any amendments to or changes in the Commercialization Program described in Article 8 hereof;

     (iii) designation of specified Products or groups of Products to be developed and commercialized by the Joint Venture;

     (iv) designation of a negotiating team for Transactions with third parties, including designation of a lead negotiator and of other representatives of each of the parties hereto;

     (v) recommendations as to whether to grant any licenses to third parties for the development, manufacture, use or sale in the Field of Products or Drugs, and the terms and conditions of any such licenses;

     (vi) the hiring of legal counsel, consultants or accountants on behalf of the Joint Venture;

     (vii) pre-approval of any contracts in excess of $30,000 with third parties for performance of any part of the R&D Program or the Commercialization Program;

     (viii) approval of development and/or commercialization plans or programs in the Field to be presented by the parties, together or alone, to any prospective licensor of Technology or Patent Rights;

     (ix) in the event of a dispute by the parties hereto as to the appropriate classification of any decision hereunder, determination as to whether such decision shall be classified hereunder as a Joint Decision, an INR Consultative Decision, a BRIDGE Consultative Decision, an INR Decision or a BRIDGE Decision;

     (x) review and approval of the annual budgets in the Annual R&D Plans;

     (xi) a recommendation that the Joint Venture consider an alternative legal structure (i.e., LLP, LLC or Corporation) for the purpose of conducting the business of the Joint Venture hereunder, the terms of such alternative structure to be negotiated in good faith by the parties hereto.

3.5 OTHER RESPONSIBILITIES. In addition to making decisions and taking actions specifically reserved to it hereunder, the Management Committee shall also:

     (i) serve as the forum for review of all Joint Venture matters, including, without limitation, review of research and development, and commercialization plans submitted by INR and BRIDGE hereunder and planning with respect to and review of the progress of the R&D Program and the Commercialization Program; and

    (ii) after appropriate consultations, act as the decision-maker of first resort for all INR Consultative Decisions and BRIDGE Consultative Decisions.

   (iii) appoint, if it so chooses, an independent auditor to review the pertinent accounts of the parties.

3.6 INTERESTS OF THE PARTIES. Notwithstanding any other provisions of this Agreement, all decisions made and all actions taken by the Management Committee, by INR or by BRIDGE with respect to any Joint Venture matter, except for matters specifically identified as INR Decisions or BRIDGE Decisions or otherwise specifically reserved to a party for unilateral decision, shall be made or taken in the best interest of the Joint Venture.

3.7 DISPUTE RESOLUTION. In the event that the Management Committee shall not be able to reach a decision or take an action on any matter which is reserved to the Management Committee hereunder, then:

     (i) as to Joint Decisions or any other decisions specifically reserved to the Management Committee hereunder, the matter in question shall first be referred for resolution to an ad hoc committee composed of non-involved individuals. Said committee will be composed of three individuals, one chosen by each of BRIDGE and INR and a third mutually selected by BRIDGE and INR. In the event that BRIDGE and INR are unable to agree on the selection of the third individual or the said committee shall be unable to resolve such matter after reasonable efforts to do so and after the passage of a reasonable period of time under the relevant circumstances, in any event not to exceed 30 days, such matter shall be resolved in accordance with the otherwise applicable procedures for resolving disputes under this Agreement as set forth in Article 12 hereof.

    (ii) as to INR Consultative Decisions, the matter shall be resolved as directed by INR.

   (iii) as to BRIDGE Consultative Decisions, the matter shall be resolved as directed by BRIDGE.

     INR Decisions and BRIDGE Decisions shall not be submitted to the Management Committee and shall not be subject to this Section 3.7.


                       4.  RESEARCH AND DEVELOPMENT PROGRAM

4.1 OBJECTIVES OF THE R&D PROGRAM. The objectives of the R&D Program shall be as set forth in Sections 1.9 and 1.28 hereof. In carrying out the R&D Program, INR and BRIDGE shall each use commercially reasonable efforts to perform such tasks as are set forth to be performed by it under the terms of this Agreement, in accordance with all applicable laws, ordinances, rules, regulations, orders, licenses and other requirements now or hereafter in effect.

4.2 OBLIGATIONS OF THE PARTIES.

     4.2.1 R&D Program; R&D Plans. For purposes of the R&D Program, in consultation with the Management Committee and in accordance with the objectives of the R&D Program, as updated and amended from time to time, BRIDGE shall be primarily responsible for the conduct of the R&D Program, including the synthesis and testing of compounds, where work is to be conducted principally at BRIDGE's facilities, or under a sponsored research agreement which shall be reasonably acceptable to the Management Committee. The Annual R&D Plan for the first year of the R&D Program shall be prepared jointly by INR and BRIDGE and approved by the Management Committee as promptly as practical after the Effective Date and shall focus on the obligations of each party under the Research Phase to demonstrate the use of the BRIDGE Technology. For each year of the R&D Program commencing with the second year, the Annual R&D Plan shall be prepared jointly by INR and BRIDGE and approved by the Management Committee no later than thirty (30) days before the end of the prior year. Each Annual R&D Plan shall be in writing and shall set forth with reasonable specificity research and development objectives and tasks in the Research Phase and the Development Phase to be performed by each of the parties for the period covered by the Annual R&D Plan. The decisions as to how to perform the tasks assigned to INR and BRIDGE in any Annual R&D Plan shall be INR Decisions and BRIDGE Decisions, respectively. The Management Committee may make adjustments in the Annual R&D Plan at its meetings or otherwise as it may determine.

     4.2.2 Due Diligence. Each party will apply commercially reasonable diligent efforts to the performance of all aspects of its obligations under the R&D Program hereunder consistent with the efforts it devotes to its other collaborations with commercial entities.

4.3 MUTUAL OBLIGATIONS.

     4.3.1 Collaborative Efforts and Reports. The parties agree that the successful execution of the R&D Program will require the collaborative use of both parties' areas of expertise. The parties shall keep the Management Committee fully informed about the status of the portions of the R&D Program they respectively perform separately and/or jointly. In particular, without limitation, each party, to the extent it is legally able to do so, shall furnish to the Management Committee copies of all final reports received by it under sponsored research agreements pursuant to which any research applicable to the Field is performed and a semi-annual written report, describing the progress of the separate and joint work done by it under the R&D Program in reasonable detail, at least fifteen (15) days prior to each semi-annual meeting of the Management Committee.

     4.3.2 Information Exchange. Subject to any confidentiality obligations to third parties as set forth in Section 5.4 hereof, all staff members at INR and BRIDGE shall cooperate with the Management Committee in the performance of the R&D Program and shall exchange information and materials with the Management Committee as necessary to carry out the R&D Program. The parties expect that such exchange of information and materials may involve short-term on-site visits by staff members of one party to the facilities of the other to encourage close collaboration between IND and BRIDGE. Such visits will have defined purposes and be scheduled reasonably in advance.

4.4 Funding. INR shall bear the costs and expenses incurred in the performance of the Joint Venture undertaking, up to a maximum of $2 million (U.S). Any additional costs and efforts above the first $2 million will be shared equally by the parties. The formation and the additional terms, if any, of such a continuation of the collaboration between INR and BRIDGE will be subject to a written agreement between the parties.

     4.4.1 Payments. INR will make payments to BRIDGE on a quarterly basis, and at the start of each quarter, according to the budget as decided by the Management Committee. Notwithstanding the above, the cumulative amount of funding over time, as listed in Appendix B, will not be more than $250,000 per quarter unless agreed to in writing by INR.

     4.4.2 Fiscal Administration. BRIDGE will establish a separate JV Account which will hold all funds received from INR and from which all payments of the joint venture expenses will be made. The JV Account will be administered by Mr. Martin A. Galinak, CPA, 25 Fawn Drive, Flemington, NJ 08822-2603, USA, Tel (908) 788-5598, and Mr. Galinak will provide monthly and quarterly reports to both BRIDGE and INR regarding the balance of funds remaining in the JV Account and all payments made from the JV account. Both BRIDGE and INR will be entitled to request accounting information from Mr. Galinak at any time. Mr. Galinak will be compensated from the JV Account, after submitting monthly invoices that have been approved by BRIDGE.

     4.4.3 Expense Reimbursement. INR and BRIDGE will, at the end of each calendar quarter, submit their direct expenses to the Management Committee or its designees. BRIDGE shall, within forty-five (45) days after the end of each calendar quarter, reimburse the parties for any reasonable expenses, as determined by the Management Committee, from the funds in the JV Account

     4.4.4 Records. Each party and its Affiliates shall keep for five (5) years from the date of each expense incurred pursuant to this Section 4.4 complete and accurate records of such expenses in sufficient detail to allow the rights and obligations of the parties hereto to be determined accurately. Each party shall have the right for a period of three (3) years after receiving any report or statement with respect to expenses to appoint at its own expense an independent certified public accountant reasonably acceptable to the other party to inspect the relevant records of such other party and its Affiliates to verify such report or statement. The audited party and its Affiliates shall each make its records available for inspection by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from the inspecting party, solely to verify the accuracy of the reports. Such inspection right shall not be exercised more than once in any calendar year nor more than once with respect to any expense reported hereunder. The inspecting party agrees to hold in strict confidence all information concerning expenses and reports, and all information learned in the course of any audit or inspection, except to the extent necessary for such party to reveal such information in order to enforce its rights under this Agreement or if disclosure is required by law. The results of each inspection, if any, shall be binding on both parties. The inspecting party shall pay for such inspections, except that in the event there is an error in the total amount recorded in any account over a period of six months or more leading to an error adverse to the inspecting party in reconciliation payments under Section 4.5.3 over such period of more than five percent (5%), the audited party shall pay for such inspection.

     4.4.5 Deviations From Budget. Cost overruns exceeding 5% for any payment period or 10% for any single budget item will require MANAGEMENT COMMITTEE approval. Any excess funds in the JV Account shall be a credit to the payment schedule for successive payment periods only if the Management Committee so decides. The total research funding of $2.0 million will not be effected by changes of any the quarterly payment(s).

4.5 R&D DECISION MAKING. All decisions concerning the research and development of the technology will be made by the Management Committee, subject to any express provisions of this Agreement designating decisions as Consultative Decisions, INR Decisions or BRIDGE Decisions, or otherwise specifically reserving decisions to either INR or BRIDGE.

4.6 RECORDS AND REPORTS.

     4.6.1 Record Keeping. INR and BRIDGE shall each maintain records in sufficient detail that will properly reflect, and will document in a manner appropriate for purposes of supporting the filing of potential patent applications, all work done and results achieved in the performance of the R&D Program (including all data in the form required under any applicable governmental regulations). Subject to Article 5 hereof, INR and BRIDGE shall each provide the other the right to inspect and copy such records to the extent reasonably required for the performance of its obligations under this Agreement and shall not use such records or information except to the extent otherwise permitted by this Agreement.

     4.6.2 Technical Reports. Each party shall keep the Management Committee fully informed about the status of the R&D Program including, without limitation, furnishing copies of all final reports received pursuant to sponsored research agreements which relate to the R&D Program. In particular, without limitation, each party shall (i) report to the Management Committee in reasonable detail as required in Section 4.3.1 hereof; (ii) provide the other party with access to all technology and information employed in or arising out of the R&D Program solely for the purpose of conducting their respective roles hereunder; (iii) provide the other party with summaries of any regulatory filings filed during the Term of this Agreement by it for Products being developed on behalf of the Joint Venture within the Field, and copies of essential correspondence with regulatory authorities in the Territory; and (d) provide such other information concerning the R&D Program as the other party shall reasonably request.

                   5.  TREATMENT OF CONFIDENTIAL INFORMATION

5.1  CONFIDENTIALITY.

     5.1.1 INR and BRIDGE each recognize that the other party's Confidential Information constitutes highly valuable and proprietary confidential information. INR and BRIDGE each agree that during the Term of the Joint Venture and for five (5) years thereafter, it will keep confidential, and will cause its employees, consultants, Affiliates and licensees and sublicensees to keep confidential, all Confidential Information of the other party that is disclosed to it, or to any of its employees, consultants, Affiliates and licensees and sublicensees, pursuant to or in connection with this Agreement, except to the extent that disclosure is required in accordance with the performance of this Agreement. Neither INR nor BRIDGE nor any of their respective employees, consultants, Affiliates and licensees and sublicensees shall use Confidential Information of the other party for any purpose whatsoever except as expressly permitted in this Agreement. Notwithstanding anything contained herein to the contrary, the parties agree that with respect to commercial production technology and product registration files, such information shall remain confidential without limit unless such information becomes part of the public domain through no fault of the recipient of such information.

     5.1.2 INR and BRIDGE each agree that any disclosure of the other party's Confidential Information to its own officers, employees, consultants or agents or of any of its Affiliates and licensees and sublicensees shall be made only if and to the extent necessary to carry out its rights and responsibilities under this Agreement, shall be limited to the maximum extent possible consistent with such rights and responsibilities and shall only be made to persons who are bound by written confidentiality obligations to maintain the confidentiality thereof and not to use such Confidential Information except as expressly permitted by this Agreement. INR and BRIDGE each agree not to disclose the other party's Confidential Information to any third parties under any circumstance without the prior written approval from the other party (such approval not to be unreasonably withheld), except as required in any application for regulatory approval for testing, manufacture or sale of a Product or Drug subject to this Agreement, or as otherwise required by law, and except as otherwise expressly permitted by this Agreement. Each party shall take such action, and shall cause its Affiliates and licensees and sublicensees to take such action, to preserve the confidentiality of each other's Confidential Information as it would customarily take to preserve the confidentiality of its own Confidential Information, and in no event, less than reasonable care. Each party, upon the other's request, will return all the Confidential Information disclosed to it by the other party pursuant to this Agreement, including all copies and extracts of documents and all manifestations in whatever form, within sixty (60) days of the request following the termination of this Agreement; provided that a party may retain Confidential Information of the other party relating to any license or right to use Technology which survives such termination and one copy of all other Confidential Information may be retained in inactive archives solely for the purpose of establishing the contents thereof.

      5.1.3 INR and BRIDGE each represent that all of its employees and the employees of its Affiliates, and any consultants to such party or its Affiliates, participating in the Joint Venture's activities who shall have access to Confidential Information of the other party are bound by written obligations to maintain such information in confidence and not to use such information except as expressly permitted herein. Each party agrees to enforce confidentiality obligations to which its employees and consultants (and those of its Affiliates) are obligated.

5.2 PUBLICITY.

Neither party may disclose the existence or terms of this Agreement without the prior written consent of the Management Committee; provided, however, that either party may make such a disclosure to the extent required by law. Such disclosure shall be on reasonable notice to the other party and after taking all reasonable steps to maintain confidentiality. The parties, upon the execution of this Agreement, will agree to the text of a news release for publication. Once any written statement is approved for public disclosure by the Management Committee, either party may make subsequent public disclosure of the contents of such statement upon notification thereof given to the other party, but without the further approval of the other party.

5.3 PUBLICATION.

It is expected that scientists may wish to publish the results of its their research under this Agreement. In order to safeguard patent rights and confidential information, the party wishing to publish or otherwise publicly disclose the results of any research being conducted jointly by the parties hereunder shall first submit a draft of the proposed manuscript to all three members of the MANAGEMENT COMMITTEE for review, comment and consideration of appropriate patent action at least four (4) weeks prior to any submission for publication or other public disclosure. Within no more than thirty (30) days of receipt of the prepublication materials, the MANAGEMENT COMMITTEE will advise the party seeking publication as to whether the publication will be allowed or has to be delayed.

5.4 LIMITATION ON DISCLOSURES.

Notwithstanding any provision in this Agreement, neither party shall be obligated hereunder to disclose to the other party any information which it is prohibited from disclosing by law or under any agreement with a third party.


                         6.  INTELLECTUAL PROPERTY RIGHTS

6.1 DISCLOSURE OF INVENTIONS.

     6.1.1 Notice of Inventions. Each party shall promptly inform the other, unless prohibited by the provisions of any agreement with third parties, about all inventions in or applicable to the Field that are conceived, made, developed or acquired in the course of carrying out the R&D Program or otherwise during the Term by employees or consultants of either of them or their Affiliates, or any third party performing sponsored research for either of the parties, alone or jointly with employees or consultants of the other party or its Affiliates. The provisions of this Section 6.1 shall apply to rights in the intellectual property conceived, made, developed or acquired by INR or BRIDGE, or both, during the course of carrying out the R&D Program or otherwise during the Term.

     6.1.2 Exchange of Documents. Upon reasonable request INR and BRIDGE shall also provide copies to the other of any Patent Rights or agreements relating thereto existing as of the Effective Date or thereafter acquired from third parties which are useful in the Field, provided that each of INR and BRIDGE may redact portions of any such Patent Rights or agreements relating thereto not relevant to the Field, and further provided that all such documents shall be considered Confidential Information as set forth in Section 5.1 hereof.

     6.1.3 Third Party Consents. Each party shall, if necessary, (i) use commercially reasonable efforts to obtain the written consent of any third party needed to furnish the information set forth in Section 6.1.1, within sixty (60) days of the Effective Date hereof; and (ii) use commercially reasonable efforts to obtain the written consent of any third party needed to effectuate the provisions of Section 6.1.2 hereof within sixty (60) days of the request of the other party.

6.2 OWNERSHIP.

     6.2.1 INR Intellectual Property Rights. INR shall have sole and exclusive ownership of all right, title and interest on a worldwide basis in and to any Technology (i) invented, discovered or developed by INR, solely or with a third party, without use of BRIDGE Technology, and not in the conduct of the R&D Program, or (ii) acquired after the date hereof by INR (collectively, "INR Program Technology"), with full rights to license or sublicense, subject to the obligations to the Joint Venture in the Field as set forth herein. Without limiting the foregoing INR shall be the sole owner of all Patent Rights, all trade secret rights, all know-how and any other intellectual property rights in the INR Program Technology including the sole and exclusive right to exclude others from making, using, selling, offering for sale or importing the INR Program Technology or any products derived from any INR Program Technology.

     6.2.2 BRIDGE Intellectual Property Rights. BRIDGE shall have sole and exclusive ownership of all right, title and interest on a worldwide basis in and to any Technology (i) invented, discovered or developed by BRIDGE, solely or with a third party, without use of INR Technology, and not in the conduct of the R&D Program, or (ii) acquired after the date hereof by BRIDGE (collectively, "BRIDGE Program Technology"), with full rights to license or sublicense, subject to the obligations to the Joint Venture in the Field as set forth herein. Without limiting the foregoing BRIDGE shall be the sole owner of all Patent Rights, all trade secret rights, all know-how and any other intellectual property rights in the BRIDGE Program Technology including the sole and exclusive right to exclude others from making, using, selling, offering for sale or importing the BRIDGE Program Technology or any products derived from any BRIDGE Program Technology.

     6.2.3 Joint Technology.  BRIDGE's initial contribution to the Joint
Venture will be the ownership of all right, title and interest in and to the BRIDGE BACKGROUND TECHNOLOGY. Registered ownership in and to the BRIDGE BACKGROUND TECHNOLOGY shall remain in BRIDGE's name until such time as a TRANSACTION occurs or there is a change in the legal structure of the JOINT VENTURE pursuant to section 2.7. BRIDGE agrees to transfer registered ownership to the subsequent legal entity formed for the JOINT VENTURE. Until such time, BRIDGE shall hold a 50% beneficial interest in and to the technology in favour of INR. BRIDGE and INR shall each own an undivided one-half interest in all Technology jointly invented, discovered, acquired, or developed by both INR (and/or any party performing sponsored research for INR) and BRIDGE (and/or any party performing sponsored research for BRIDGE) or invented, discovered or developed by one party (or during any research sponsored by such party) during the course of carrying out work under this Agreement or with the use of the Technology of the other party (collectively, the "Joint Technology") and shall jointly own all Joint Patent Rights.

     6.2.4 INR Rights Outside the Field. INR shall have no obligations hereunder to BRIDGE or to the Joint Venture with respect to Technology and products outside the Field. No licenses to any BRIDGE Patent Rights or BRIDGE
Technology are granted hereunder to INR for use outside of the Field, by implication or otherwise.

     6.2.5 BRIDGE Rights Outside the Field. BRIDGE shall have no obligations hereunder to INR or the Joint Venture with respect to Technology and products outside the Field. No licenses to any INR Patent Rights or INR Technology are granted hereunder to BRIDGE for use outside of the Field, by implication or otherwise.

6.3 PATENT COORDINATORS.

INR and BRIDGE shall each appoint a Patent Coordinator, reasonably acceptable to the other party, who shall serve as such party's primary liaison with the other party on matters relating to patent filing, prosecution, maintenance and enforcement. Each party may replace its Patent Coordinator at any time by notice in writing to the other party. The initial Patent Coordinators shall be:

        For INR: Dr. Allen Bain            For BRIDGE: Dr. Gunnar Aberg

6.4 INVENTORSHIP.

In case of a dispute between INR or BRIDGE over inventorship, the Management Committee, with the advice of the Patent Coordinators, shall make the determination of the inventor(s) by application of the standards contained in United States patent law. The Management Committee, with the advice of the Patent Coordinators, shall also, in the case of dispute, make the determination as to whether an invention is Joint Technology. All such determinations shall be treated as Joint Decisions hereunder. If the Management Committee cannot resolve the dispute, it shall be resolved by independent patent counsel, not otherwise engaged by either of the parties, selected by the Patent Coordinators. Expenses of such independent patent counsel shall be shared equally by the parties.


                 7.  PROVISIONS CONCERNING THE FILING, PROSECUTION
                          AND MAINTENANCE OF PATENT RIGHTS

The following provisions relate to the filing, prosecution and maintenance of Patent Rights during the term of this Agreement:

7.1 FILING OF PATENTS.

Each party will be responsible for the filing and prosecution of patents on Technology solely owned or solely invented by such party. Each party shall also promptly give notice to the other of the initiation of any interference, opposition, reissue, reexamination or revocation proceeding and the grant, lapse, revocation, surrender, invalidation or abandonment of any Patent Rights relevant to this Agreement for which it has responsibility. If at any time, either party wishes to discontinue the prosecution of any such Patent Rights owned solely by it, such party shall promptly give notice of such intention to the other party and to the Management Committee. No such prosecution shall be discontinued unless a Joint Decision to discontinue such patent is reached by the Management Committee.

7.2 EXPENSES.

The Joint Venture shall bear all costs for the filing, prosecution and maintenance of Patents involving Joint Technology, including all costs for the filing, prosecution and maintenance of patent applications listed in Appendix A and subsequent patent applications.

                                 8.  COMMERCIALIZATION PROGRAM

8.1 OBJECTIVES OF THE COMMERCIALIZATION PROGRAM.

The objectives of the Commercialization Program shall be to develop and commercialize Products in the Field. The proposed commercialization activities will be set forth in a written "Commercialization Plan" drafted by the parties and approved by the Management Committee, which shall be updated by the Management Committee from time to time.

     8.1.1 LICENSING. Upon a decision by the Management Committee to pursue a program to license rights to JOINT TECHNOLOGY to a third party, each party shall have the obligations as specified in Section 8.2, The parties will seek to achieve a Transaction structure generally as provided in Section 8.3, and proceeds shall be shared as provided in Section 8.4, unless otherwise agreed in writing by the parties hereto. All reasonable costs incurred by INR and BRIDGE in connection with any Transaction, whether successful or not, will be paid from the JV Account.

     8.1.2 Due Diligence. Each party will apply commercially reasonable diligent efforts to the performance of all aspects of its obligations under the Commercialization Program hereunder consistent with the efforts it devotes to its other collaborations with commercial entities.

8.2  OBLIGATIONS OF THE PARTIES WITH RESPECT TO TRANSACTIONS.

     8.2.1 INR Obligations.

     (a) INR shall make presentations to potential Licensees on INR Technology as requested by the Management Committee.

     (b) INR shall use reasonable efforts to make all decisions required of INR during any negotiation of a Transaction in a timely manner.

     (c) INR shall promptly disclose to BRIDGE and the Management Committee any intellectual property rights of third parties of which it becomes aware which may materially affect the ability of either party to perform its obligations hereunder or the attainment of the objectives of the Joint Venture. Such disclosure shall be in such a manner as to protect a claim of privilege for such communication.

     (d) Notwithstanding the foregoing, the decision as to whether or not INR will agree to any Transaction shall be an INR Decision.

     8.2.2 BRIDGE Obligations.

     (a) BRIDGE shall make presentations to potential Licensees on BRIDGE Technology as requested by the Management Committee.

     (b) BRIDGE shall use reasonable efforts to make all decisions required of BRIDGE during any negotiation of a Transaction in a timely manner.

     (c) BRIDGE shall promptly disclose to INR and the Management Committee any intellectual property rights of third parties of which it becomes aware which may materially affect the ability of either party to perform its obligations hereunder or the attainment of the objectives of the Joint Venture. Such disclosure shall be in such a manner as to protect a claim of privilege for such communication.

     (d) Notwithstanding the foregoing, the decision as to whether or not BRIDGE will agree to any Transaction shall be a BRIDGE Decision.

     8.2.3 Expenses of Negotiations. All reasonable costs accrued by BRIDGE or INR in connection with any Transaction, whether successful or not, will be paid from the JV Account.

8.3 TRANSACTIONS

     8.3.1 Transaction Structures. It is the expectation of the parties that the structure of any Transaction will provide for: Up-front licensing fees, milestone payments, and royalties on sales of any Product or Drug.

     8.3.2 Technology Transfer Agent. On August 29, 1997 BRIDGE entered into an agreement with TECHNOLOGY MANAGEMENT NETWORK, LLC, 175 Primrose Lane, Fairfield, CT 06432 (Appendix C). An amendment, dated August 1, 1998 is relevant to the Field and is attached as Appendix D. The parties agree that Technology Management Network LLC will be responsible for licensing activities and that the JOINT VENTURE will pay any compensation and royalties due to Technology Management Network LLC for its services, per the terms of these agreements, as summarized in 8.4.1.

8.4 GENERAL ACCOUNTING.

     8.4.1 Distribution of Proceeds. Proceeds from the sale or licensing of all Products in the Field (which will include any direct or indirect remuneration received by either of the parties) will be shared equally between the parties, subject to 8.4.2 and 9.3.1. [REDACTED], as enumerated in Appendix C, shall be paid to Technology Management Network LLC, technology transfer agent, by the joint venture prior to division of such proceeds between INR and BRIDGE, subject to 8.3.2.

     8.4.2 INR Adjustment. Should a Transaction be completed prior to INR completing its obligation to fund the R&D PROGRAM and COMMERCIALIZATION PROGRAM, INR shall have the right to [REDACTED]. Should INR choose to not [REDACTED], INR's share of the proceeds pursuant to 8.4.1 will be adjusted pro-rata according to the amount of funding completed at the closing of a Transaction.

     8.4.3 Records. Each party and its Affiliates, licensees and sublicensees shall keep for five (5) years from the date of each expense incurred or payment received pursuant to this Agreement complete and accurate records of such expenses or payments in sufficient detail to allow the rights and obligations of the parties hereto to be determined accurately. Each party shall have the right for a period of three (3) years after receiving any report or statement with respect to payments or expenses to appoint at its expense an independent certified public accountant reasonably acceptable to the other party to inspect the relevant records of such other party and its Affiliates, licensees and sublicensees to verify such report or statement. The audited party and its Affiliates, licensees and sublicensees shall each make its records available for inspection by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from the inspecting party, solely to verify the accuracy of the reports. The inspecting party agrees to hold in strict confidence all information concerning royalty payments and reports, and all information learned in the course of any audit or inspection, except to the extent necessary for such party to reveal such information in order to enforce its rights under this Agreement or if disclosure is required by law. The results of each inspection, if any, shall be binding on both parties. The inspecting party shall pay for such inspections, except that in the event there is an error in the total amount recorded in any account over a period of six (6) months or more leading to an error adverse to the inspecting party in reconciliation payments under Section
8.4.5 over such period of more than five percent (5%), the audited party shall pay reasonable costs for such inspection.

     8.4.4 Tax Matters. The parties will consult with each other concerning the tax treatment of items of income and expense, with a view to achieving consistent treatment, but each party shall have the right to treat items of income and expense as it determines to be appropriate.

8.5 LEGAL ACTION.

     8.5.1 Actual or Threatened Infringement. Subject to any obligation to a third party licensor of Technology or Patent Rights to a party with respect to the subject matter hereof, and unless otherwise provided in any Transaction:

     (a) In the event either party becomes aware of any possible infringement or unauthorized possession, knowledge or use in the Field of any intellectual property which is the subject matter of this agreement (collectively, an "Infringement"), that party shall promptly notify the other party and provide it with full details. Upon a determination by either party that such Infringement involves the actual sale of products in the Field of this Agreement by a third party, such party may give notice of such determination to the other party hereto (an "Infringement Notice").

     BRIDGE shall have the first right and option, but not the obligation, to prosecute or prevent the Infringement of Patent Rights to the Joint Technology claiming Products or the manufacture or use thereof, but if BRIDGE does not commence an action to prosecute, or otherwise take steps to prevent or terminate the Infringement within 60 days from any Infringement Notice, then the Management Committee may determine that Bridge shall prosecute or prevent such infringement.

     If either party determines that it is necessary or desirable for the other to join any such suit, action or proceeding, the second party shall execute all papers and perform such other acts as may be reasonably required in the circumstances.

     In the event of an Infringement of a Joint Patent Right not within the scope of the preceding three paragraphs, the Management Committee shall determine whether and how to prosecute or prevent the Infringement.

     The Joint Venture shall bear the cost of any proceeding or suit brought under this Section 8.5.1 (a) but shall charge such cost to any sums recovered in such suit or in its settlement. Each party shall always have the right to be represented by counsel of its own selection in any suit instituted under this Section by the other party for Infringement and shall be permitted to charge the reasonable cost of such representation to any sums recovered in such suit or in its settlement. If either party lacks standing and the other party has standing to bring any such suit, action or proceeding, then such other party shall bring such suit at the request and expense of the other party.

     (b) In any action under this Section 8.5.1, the parties shall fully cooperate with and assist each other. No suit under Section 8.5.1(a) may be settled without the approval of the Management Committee.

     (c) In the event of the imposition of a compulsory license in a given country and receipt by either party of a royalty thereunder, such party shall, within thirty (30) days of its receipt of each royalty payment thereunder, share such proceeds with the other party according to sections 8.4.1 and 8.4.2.

     (d) In the event that the scope of an action under Section 8.5.1 goes beyond the scope of the Field of this Agreement and an award of damages or royalties is granted for infringing activity outside the Field, such award shall be retained by the owner of the Patent Right in question.

     8.5.2 Defense of Claims. All actions brought against BRIDGE or INR challenging the rights of BRIDGE or INR to the Bridge Background Technology or the Joint Technology shall be defended under the direction of the Management Committee. Subject to any obligation to a third party licensor of Technology or Patent Rights to a party with respect to the subject matter hereof and unless otherwise provided in any Transaction, in the event that any action, suit or proceeding is brought against INR or BRIDGE or any Affiliate, licensee or sublicensee of either party alleging the infringement of the intellectual property rights of a third party by reason of the discovery, development, manufacture, use, sale, importation or offer for sale of a Product or Drug in the Field or use of BRIDGE, INR or Joint Technology in the discovery, development, manufacture, use, sale, offer for sale, or importation of a Product or Drug in the Field, the parties will cooperate with each other in the defense of any such suit, action or proceeding. Neither party shall compromise, litigate, settle or otherwise dispose of any such suit, action or proceeding which involves the use of the other's Technology or Patent Rights without the other party's advice and prior consent, provided that the party not defending the suit shall not unreasonably withhold its consent to any settlement which does not have a material adverse effect on its business.

     To the extent that the allegation of infringement is based principally on the use of Joint Technology, the expenses of defense of the suit shall be borne by the Joint Venture and paid from the JV Account. To the extent that the allegation of infringement is based principally on the use of INR Technology that is not part of the Joint Technology, the expenses of defense of the suit shall be borne by INR. To the extent that the allegation of infringement is based principally on the use of BRIDGE Technology that is not part of the Joint Technology, the expenses of the suit shall be borne by BRIDGE.

     If as a consequence of such action, suit or proceeding, a third party claims that the discovery, development, manufacture, use or sale of a Product infringes such third party's intellectual property rights, the parties shall examine and discuss in good faith the consequences of such prohibition or restriction or other conditions on this Agreement and on possible modifications thereto.

                     9.  TERMINATION AND DISENGAGEMENT

9.1 TERM.

This Agreement shall take effect as of the Effective Date and shall continue until terminated in accordance with the provisions of this Article 9.

9.2 TERMINATION.

     9.2.1 Initial Termination Conditions. The Agreement may only be terminated at any time by either party in the following ways: (i) by mutual consent of INR and BRIDGE; (ii) upon written notice that (a) either party shall have dissolved, ceased active business operations or liquidated, unless such dissolution, cessation or liquidation results from reorganization, acquisition, merger or similar event, or (b) bankruptcy or insolvency proceedings have been brought by or against such party and, in the event such a proceeding has been brought against such party, remains undismissed for a period of sixty (60) days, or an assignment has been made for the benefit of such party's creditors or a receiver of such party's assets has been appointed (a "Bankruptcy Event"); (iii) upon written notice by INR in its sole discretion; (iv) by default of either party in the full and timely observance or performance of its material covenants or obligations under this Agreement, including, but not limited to, its obligations to bear its costs and expenses of the R&D Program, upon thirty (30) days' prior written notice by the other party, which notice shall specify the nature of the default and the steps to be taken to cure such default; provided, however, that if such default is cured by the defaulting party within such thirty (30) day period, such notice of termination shall be deemed null and void as if the same had never been given and this Agreement shall not be terminated pursuant thereto.

9.3 CONSEQUENCES OF TERMINATION.

     9.3.1 Survival of Transactions.

     Termination of this Agreement shall not affect the rights and obligations of either party under any Transaction entered into by the Joint Venture prior to such termination. The provisions of this Agreement, including without limitation Section 8.4, shall continue to apply to the receipt and distribution of the proceeds received by either party from any such Transaction.

     9.3.2 Technology Rights.

     In the event of termination of the Joint Venture:

     (a) each party will retain exclusive rights under its own Technology and Patent Rights, and each party shall be free to pursue the development and commercialization of such rights in any manner that it may choose in all fields, subject only to the terms of any Transaction or Development Project and any other rights as set forth below;

     (b) in the event of the termination of the Joint Venture or breach of this Agreement by reason of a Bankruptcy Event or insolvency of a party (the "Withdrawing Party") as provided in Section 9.2.1(ii)(b) above, the remaining party shall have the right to continue the efforts of the Joint Venture hereunder in the Field, in its own name and for its own benefit. The Withdrawing Party shall be deemed to have granted to the surviving party a non-exclusive license providing for a royalty according to the rate specified in Sections 8.4.1 and 8.4.2 on proceeds from licensing or sales of Products or which are within the claims of any issued Patent owned by or licensed to the Withdrawing Party, such royalty to be payable to the Withdrawing Party within ninety days after the end of each calendar year and no other financial terms to use all Patent Rights and Technology of the Withdrawing Party (whether or not patented) for the manufacture, use and sale of Products in the Field. The Remaining Party shall also have the right to use all pre-clinical and clinical trial data and information, regulatory approvals and filings, finishing, marketing data and technology and know-how of the Withdrawing Party relating to the production and sale of Products or Drugs in the Field.

     9.3.3 INR Residual Interest. Should this Agreement be terminated by BRIDGE due to default by INR to make timely payments or terminated by INR as provided in section 9.2.1 (iii) above and providing that INR has funded the joint venture to a minimum of $200,000 (U.S.), INR shall retain a 5% royalty on Licensing Revenue or net sales of Products which are within the claims of any issued Patent owned by or licensed to BRIDGE.

9.4 SURVIVING PROVISIONS.

     Termination of this Agreement for any reason shall be without prejudice to:

     (a) the rights and obligations of the parties provided in Sections 5.1, 5.2, 5.3, 5.4, 6.1, 6.2, 8.4 and 8.5.2 and Articles 9, 10, 11, 12 and 13, all of
which shall survive such termination;

     (b) INR's and BRIDGE's right to receive all payments earned and/or accrued prior to termination hereunder; and

     (c) any other rights or remedies provided at law or equity which either party may otherwise have against the other.

9.5 ACCOUNTING INFORMATION FOLLOWING TERMINATION. Should the agreement be terminated with an ongoing royalty to INR then BRIDGE shall provide a financial report to the chief financial officer or designee of INR that has been prepared by Bridge's accountant to provide a complete reconciliation of the relevant royalties due to INR. INR shall have the right for a period of five (5) years after receiving any royalty payment or statement with respect to payments to appoint at its expense an independent certified public accountant reasonably acceptable to the other party to inspect the relevant records of BRIDGE and its Affiliates, licensees and sublicensees to verify such payment, report or statement. The audited party and its Affiliates, licensees and sublicensees shall each make its records available for inspection by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from the inspecting party, solely to verify the accuracy of the reports. INR agrees to hold in strict confidence all information concerning royalty payments and reports, and all information learned in the course of any audit or inspection, except to the extent necessary for such party to reveal such information in order to enforce its rights under this Agreement or if disclosure is required by law. The results of each inspection, if any, shall be binding on both parties. INR shall pay for such inspections, except that in the event there is an error in the royalty payments adverse to the INR of more than five percent (5%), the audited party shall pay reasonable costs for such inspection.

                 10.  REPRESENTATIONS, WARRANTIES AND COVENANTS

10.1 MUTUAL REPRESENTATIONS.

INR and BRIDGE each represents and warrants to the other as follows:

     10.1.1 Organization.

     It is a corporation duly organized, validly existing and is in good standing under the laws of its respective State or Province, is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the performance of its obligations hereunder requires such qualification and has all requisite power and authority, corporate or otherwise, to conduct its business as now being conducted, to own, lease and operate its properties and to execute, deliver and perform this Agreement.

     10.1.2 Authorization.

     The execution, delivery and performance by it of this Agreement have been duly authorized by all necessary corporate action and do not and will not (a) require any consent or approval of its stockholders or (b) violate any provision of any agreement, law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to it or any provision of its charter documents.

     10.1.3 Binding Agreement.

     This Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms and conditions subject only to INR's receipt of Vancouver Stock Exchange acceptance to the filing of this agreement.

     10.1.4 No Inconsistent Obligation.

     It is not under any obligation to any person, or entity, contractual or otherwise, that is conflicting or inconsistent in any respect with the terms of this Agreement or that would impede the diligent and complete fulfillment of its obligations hereunder and that it has all power and authority under all instruments or agreements to which it is a party to enter into this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, it has not granted to any third party any rights to its Technology in the Field. Furthermore, it is not a party to any agreement which would directly or indirectly grant rights in the other party's Technology to any third party.

10.2 Covenants of the Parties. BRIDGE covenants to take all actions necessary to obtain and maintain any rights with respect to Technology in the Field listed in Appendix A.

10.3 BRIDGE REPRESENTATIONS.

BRIDGE represents and warrants to INR as follows:

     10.3.1 Document Production. It has delivered to INR, subject to the terms of a confidentiality agreement, full and complete copies of the following documents, and any amendments thereto or replacements thereof, without redaction:

(a) all scientific data and all scientific reports, whether supportive of or adverse to the validity of BRIDGE Technology; and

(b) all patent documents, including any patent applications, correspondence with patent counsel or any patent office.

11.  INDEMNIFICATION

11.1 INDEMNIFICATION OF INR BY BRIDGE. BRIDGE shall indemnify, defend and hold harmless INR, its Affiliates and their respective directors, officers, employees, and agents and their respective successors, heirs and assigns (the "INR Indemnitees"), against any liability, damage, loss or expense (including reasonable attorneys' fees and expenses of litigation) incurred by or imposed upon the INR Indemnitees, or any one of them, in connection with any claims, suits, actions, demands or judgments of third parties, including without limitation personal injury and product liability matters and claims of suppliers and BRIDGE employees (except in cases where such claims, suits, actions, demands or judgments result from a material breach of this Agreement, negligence or willful misconduct on the part of INR) arising out of any negligent or willful actions or omissions of BRIDGE in the performance of the obligations under this agreement, in the use by the Joint Venture or any Licensee of the BRIDGE Technology or in the development, testing, production, manufacture, promotion, import, sale or use by any person of any Product which is manufactured or sold by BRIDGE or by an Affiliate, licensee, sublicensee, distributor or agent of BRIDGE.

11.2 INDEMNIFICATION OF BRIDGE BY INR.   INR shall indemnify, defend and hold
harmless BRIDGE and its Affiliates and their respective directors, officers, employees, and agents and their respective successors, heirs and assigns (the "BRIDGE Indemnitees"), against any liability, damage, loss or expense (including reasonable attorneys' fees and expenses of litigation) incurred by or imposed upon the BRIDGE Indemnitees, or any one of them, in connection with any claims, suits, actions, demands or judgments of third parties, including without limitation personal injury and product liability matters and claims of suppliers and INR employees (except in cases where such claims, suits, actions, demands or judgments result from a material breach of this Agreement, negligence or willful misconduct on the part of BRIDGE), arising out of any negligent or willful actions or omissions of INR in the performance of the obligations under this agreement, in the use by the Joint Venture of the INR Technology or in the development, testing, production, manufacture, promotion, import, sale or use by any person of any Product which is manufactured or sold by INR or by an Affiliate, licensee, sublicensee, distributor or agent of INR

11.3 WARRANTY DISCLAIMER.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTY WITH RESPECT TO ANY TECHNOLOGY, GOODS, SERVICES, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT AND HEREBY DISCLAIMS WARRANTIES OF MERCHANTABILITY, PATENTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT WITH RESPECT TO ANY AND ALL OF THE FOREGOING.

11.4 LIMITED LIABILITY.

NOTWITHSTANDING ANYTHING ELSE IN THIS AGREEMENT OR OTHERWISE, NEITHER INR NOR BRIDGE WILL BE LIABLE WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY

FOR (I) ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOST PROFITS OR (II) COST OF PROCUREMENT OF SUBSTITUTE GOODS, TECHNOLOGY OR SERVICES.

                           12.  DISPUTE RESOLUTION

12.1 DISPUTE RESOLUTION. In the event of any dispute, difference or question arising between the parties in connection with this Agreement, the construction thereof, or the rights, duties or liabilities of either party, and which dispute cannot be amicably resolved by the good faith efforts of the persons designated under Section 3.7, then such dispute shall (i) be resolved by non-binding mediation, and (ii) in the event that such dispute is not amicably resolved by such non-binding mediation, shall be resolved by binding arbitration that will be conducted in Florida by the American Arbitration Association by a single arbitrator mutually acceptable to the parties or if the parties are unable to agree on an arbitrator, by a single arbitrator selected per the rules of AAA. The parties shall bear their own costs in preparing for the arbitration. The costs of the arbitrators shall be equally divided between the parties.


                               13.  MISCELLANEOUS

13.1 NOTICES.

All notices shall be in writing mailed via certified mail, return receipt requested, courier, or facsimile transmission addressed as follows, or to such other address as may be designated from time to time:

If to BRIDGE:
Dr. Gunnar Aberg
Bridge Pharma Inc.
902 Contento Street,
Sarasota, FL 34242
USA

Tel     941-349-0027
Fax     941-349-0037

If to INR:

Dr. Allen Bain
Immune Network Research Ltd.
3650 Wesbrook Mall
Vancouver, B.C.
Canada V6S 2L2

Tel     604-222-5541
Fax     604-224-0540

Notices shall be deemed given as of the date received.

13.2 GOVERNING LAW AND JURISDICTION.

This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, U.S.A., without regard to the application of principles of conflicts of law.

13.3 BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors and permitted assigns. This Agreement cannot be assigned by either party without the written consent of the other party.

13.4 COUNTERPARTS.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original.

13.5 AMENDMENT; WAIVER.

This Agreement may be amended, modified, superseded or canceled, and any of the terms may be waived, only by a written instrument executed by each party or, in the case of waiver, by the party or parties waiving compliance. The delay or failure of any party at any time or times to require performance of any provisions shall in no manner affect the rights at a later time to enforce the same. No waiver by any party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

13.6 NO THIRD PARTY BENEFICIARIES.

No third party including any employee of any party to this Agreement, shall have or acquire any rights by reason of this Agreement, except that the Licensing Consultant, TECHNOLOGY MANAGEMENT NETWORK, LLC, will be paid as described in Appendix C and paragraph 8.3.2.

13.7 ASSIGNMENT AND SUCCESSORS.

Neither this Agreement nor any obligation of a party hereunder may be assigned by either party without the consent of the other which shall not be unreasonably withheld, except that each party may assign this Agreement and the rights, obligations and interests of such party, in whole or in part, to any of its Affiliates, to any purchaser of all or substantially all of its assets or to any successor corporation resulting from any merger or consolidation of such party with or into such corporations.

13.8 FORCE MAJEURE.

Neither BRIDGE nor INR shall be liable for failure of or delay in performing obligations set forth in this Agreement , and neither party shall be deemed in breach of its obligations, if such failure or delay is due to natural disasters or any causes beyond the reasonable control of BRIDGE or INR. In event of such force majeure, the party affected thereby shall use reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder.

13.9 INTEGRATION; SEVERABILITY.

This Agreement is the sole agreement with respect to the subject matter hereof and supersedes all other agreements and understandings between the parties with respect to same. If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the parties that the remainder of the Agreement shall not be affected.

13.10 FURTHER ASSURANCES.

Each of INR and BRIDGE agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including, without limitation, the filing of such additional assignments, agreements, documents and instruments, that may be necessary or as the other party hereto may at any time and from time to time reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes of, or to better assure and confirm unto such other party its rights and remedies under, this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.


BRIDGE PHARMA INC.                          IMMUNE NETWORK RESEARCH LTD.
by its authorized signatory:                by its authorized signatory:



/s/Gunnar Aberg                             /s/Allen Bain
--------------------------------            -----------------------------------
Name: Gunnar Aberg                          Name:  Allen Bain
Title:  President, Bridge Pharma, Inc.      Title:  President

APPENDIX A
BRIDGE BACKGROUND TECHNOLOGY



A.  Patent Documents

All U.S. and non-U.S. patent applications and patents which are based and/or claim priority from the following applications and/or from any priority applications relating thereto, as designated in the following and as attached:

PCT application No [REDACTED], filed [REDACTED]. Inventors [REDACTED]. Anticipated date of publication: [REDACTED]. Assignee: [REDACTED].
Coverage:

All chemical entities of the Field are [REDACTED] and are believed to be patentable. Excluded from the Field are [REDACTED] that are known entities with prior art making their use for asthma and related diseases non-patentable.



B.  Laboratory results

The attached Report contains Bridge Background Technology.
Content:

1. Research Synopsis, called "A NOVEL ANTI-INFLAMMATORY DRUG FOR THE TREATMENT OF ASTHMA", and

2. Projected Budget for R&D.

APPENDIX B

Maximum Cumulative Funding Over Time:

Quarterly payments will be according to the budget determined by the management committee up to a maximum of $250,000, or a greater amount provided that the total cumulative funding does not exceed the amounts in the following table (unless agreed to by INR in writing).

July 30,  1999          US$250,000
October 30, 1999        US$500,000
January 30, 2000        US$750,000
April 30, 2000          US$1,000,000
July 30, 2000           US$1,250,000
October 30, 2000        US$1,500,000
January 30, 2001        US$1,750,000
April 30, 2001          US$2,000,000

APPENDIX C.

Bridge Agreement with Technology Management Network LLC dated August 29, 1997.

APPENDIX D

Amendment to Bridge Agreement with Technology Management Network LLC dated August 01, 1998.

APPENDIX E
INR BACKGROUND TECHNOLOGY



There is presently no INR Background Technology in the Field.

                                  EXHIBIT 3-6



                     Services Agreement Dated May 21, 1999
                               with Ron Kertesz

THIS SERVICES AGREEMENT is dated for reference the 21st day of May, 1999;


BETWEEN: IMMUNE NETWORK RESEARCH LTD., having an office at 3650 Wesbrook Mall, Vancouver, British Columbia V6S 2L2

            (the "Company")

AND: RON KERTESZ of #205 - 2125 West 2nd Avenue, Vancouver, British Columbia, V6K 1H7

            (the "Service Provider")

WHEREAS the Company and the Service Provider wish to enter into this Agreement regarding the provision of the Service Provider's services to the Company,

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained, the parties agree as follows:

1.     SERVICES

1.1 The Company hereby retains the Service Provider upon the terms and conditions of this Agreement, and the Service Provider hereby accepts such retainer on such terms and conditions.

1.2 The Service Provider shall provide the Company with expertise and assistance in the areas generally described in Schedule "A" to this Agreement. If requested by the Company, the Service Provider shall be a member of the Company's Scientific Advisory Board.

1.3 The Service Provider shall take direction from and report to the Company's president or to such other person as the Company's president may direct. The Service Provider shall devote sufficient time and attention to the Company's business as may be required to properly perform his duties hereunder.

1.4 In providing his services to the Company, the Service Provider shall be subject to the Company's control and direction over the detail and methods of work.

1.5 The Service Provider covenants that he shall not do, or fail to do, anything which could be reasonably expected to damage the reputation of the Company, its affiliates or any of its directors, officers, employees, contractors or consultants.

2.     TERM

2.1     The term of this Agreement shall be as stated in Schedule "A".

3.     REMUNERATION

3.1 The Service Provider's remuneration will be as specified in Schedule "A". If the Service Provider is an employee, all payments by the Company will be subject to the Company's remittance of all statutory deductions required by law to be made by the Company. If the Service Provider is a dependant contractor or consultant, the Service Provider shall be solely responsible for making all payments to the applicable governmental authorities required by law to be made.

3.2 The Company shall reimburse the Service Provider for all reasonable expenses incurred by him in furtherance of the Company's business. The Service Provider shall, to the greatest extent possible, submit statements and receipts for all expenses claimed. The Service Provider acknowledges that the Company will only reimburse those expenses that the Company considers reasonable or to which the Company has granted prior authorization.

4.     CONFIDENTIAL INFORMATION

4.1. The Service Provider shall keep all Confidential Information in confidence and not use or allow others to use any Confidential Information except for Company's benefit and, if the Service Provider is a corporation or other entity, the Service Provider shall use its best efforts to ensure that all of its employees, agents directors and officers who become privy to the Confidential Information are bound by the terms of this paragraph. In this Agreement, "Confidential Information" means all data, processes, formulations, analysis, methadologies and other information which is designated by Company as confidential, whether orally or in writing, except for any part of the Confidential Information which:

(a) is or becomes publicly available other than as a result of a disclosure by Company;

(b) is or becomes available to the Service Provider from a source (other than Company or its representatives) which, to the best of the Service Provider's knowledge after due inquiry, is not prohibited from disclosing such information to the Service Provider by a legal, contractual or fiduciary obligation; or

(c) the Service Provider demonstrates was properly in the Service Provider's possession or control at the time of disclosure of that Confidential Information to it by the Company or its representatives.

4.2 The Service Provider agrees that he shall not use or bring to the Company any technical information, data, trade secrets, processes, formulae, products, inventions or other intellectual property which is proprietary to any person for whom the Service Provider has provided services.

4.3 All technical information, data, trade secrets, processes, products, formulae inventions and any other intellectual property belonging to the Service Provider prior to his employment and upon which he wishes to continue to work, whether in the course of providing services under this Agreement or otherwise, and to which the Service Provider claims a proprietary interest are disclosed on Schedule "B" attached hereto, or will be disclosed in writing to the president of the Company and added to Schedule "B" within thirty (30) days of this Agreement. The Service Provider agrees that all rights to any such matters not disclosed on Schedule "B" becomes the exclusive property of the Company.

4.4 The Service Provider agrees that he shall not, before or after termination or expiry of this Agreement, remove any reports information, property, or any other material belonging to the Company, or any reproductions thereof, without the prior written permission of the Company's president.

5.     NON-COMPETITION

5.1 During the term and any renewal of this Agreement and for a period of one year thereafter, the Service Provider agrees that he shall not, directly or indirectly, hold a financial interest in, or engage in any business activities or serve in any capacity in, any company or other entity which is engaged in the pharmaceutical development of chemical analogs that are closely related to those of the Company or any of its subsidiaries.

6.     TERMINATION OF AGREEMENT

6.1 This Agreement may be immediately terminated by the Company, without advance notice or payment in lieu thereof, as follows:

(a)     during the probationary period specified in Schedule "A"; or

(b)     for cause (as defined in section 6.2).

6.2 For the purposes of subsection 6.1, "cause" shall mean any of the following events:

(a) the Service Provider is dishonest in dealing with Company or his conduct is in any way prejudicial to the Company or materially and adversely affects his ability to perform his duties hereunder;

(b) the Service Provider fails to perform assigned duties in a manner acceptable to Company, which failure is not fully remedied by the Service Provider within 10 business days after notice in writing thereof has been given by the Company to the Service Provider;

(c)     the Service Provider breaches a material term of this Agreement; or

(d)     the Service Provider is convicted of a crime involving theft or fraud.

6.3 Either party may terminate this Agreement upon 30 days' notice to the other party.

7.     RELATIONSHIP

7.1 The Service Provider shall not be deemed to be, or represent himself as, an agent of the Company.
8.     COMPLIANCE WITH LAWS

8.1 The Service Provider shall comply with all applicable statutes, rules and regulations and the lawful requirements and directions of any governmental authority having jurisdiction with respect to the provision of his services.

9.     MISCELLANEOUS

9.1 The service provider acknowledges that Maitland & Company represents the company in this transaction and that Maitland & Company has recommended that the service provider obtain independent legal advice before signing this agreement.

9.2 The provisions of the schedules attached to this Agreement form an integral part of this Agreement.

9.3 Any notice or other communication given under this Agreement shall be in writing and shall be deemed to have been given if personally delivered to a party at its address appearing on the first page of this Agreement (or to such other address as one party provides to the other in a notice given according to this subsection). All notices and other communications shall be deemed to have been given and received on the first business day following its delivery as aforesaid.

9.4 The provisions of sections 4 and 5 of this Agreement shall survive the expiry or earlier termination of this Agreement.

9.5 If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, by a court of competent jurisdiction, such determination shall not affect or impair the validity or enforceability of any other provision of this Agreement which shall be valid and enforceable to the fullest extent permitted by law.

9.6 This Agreement may not be assigned by either party without the prior written consent of the other. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

9.7 This Agreement shall be exclusively governed by the laws of British Columbia and the laws of Canada applicable therein.

9.8 This Agreement represents the entire agreement between the parties and their respective principals and supersedes all prior agreements and understandings, whether written or oral, between the parties concerning the Service Provider's provision of services to the Company. This Agreement may not be amended or otherwise modified except by an instrument in writing signed by both parties.

9.9 This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which shall constitute one agreement. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written notwithstanding its actual date of execution.


IMMUNE NETWORK RESEARCH LTD.
by its authorized signatory:

/s/Allen Bain
----------------------------

SIGNED, SEALED AND DELIVERED
by the Services Provider in the presence of:

    (signed)                                    /s/Ron Kertesz
----------------------------                    --------------------------------
Witness                                         RON KERTESZ

                                  SCHEDULE "A"

                               DETAILS OF RETAINER


1. The Service Provider shall provide the Company with his expertise and assistance, on a full-time basis, in the following general areas:

          (a)     assessment and negotiation of new project acquisitions;
          (b)     corporate and investor communications; and
          (c)     development of equity financing strategy.

      The Service Provider will provide his services as an employee.

2. The term of this Agreement will commence on May 21, 1999 (the "Start Date") and will be subject to completion of the probationary period and the termination provisions of this Agreement. The probationary period shall commence on the Start Date and expire three months thereafter.

3. In consideration of the Service Provider's services under this Agreement, the Company shall pay the Service Provider the monthly sum of $5,834. If the Service Provider is an employee, he will be entitled to two weeks of paid vacation to be taken at times approved by the Company, such approval not to be unreasonably withheld. Wage revision retro to January 1, 2000 subject to board approval.

                                  SCHEDULE "B"

            TECHNICAL INFORMATION ETC. REFERRED TO IN SUBSECTION 4.3

                                   EXHIBIT 3-7





                        Services Agreement Dated June 1, 1999
                                  with Danny Lowe

THIS SERVICES AGREEMENT is dated for reference the 1st day of June, 1999;

BETWEEN: IMMUNE NETWORK RESEARCH LTD., having an office at 3650 Wesbrook Mall, Vancouver, British Columbia V6S 2L2

             (the "Company")

AND: DANNY LOWE, of Suite 202 - 1128 West Broadway, Vancouver, British Columbia V6H 1G5

             (the "Service Provider")

WHEREAS the Company and the Service Provider wish to enter into this Agreement regarding the provision of the Service Provider's services to the Company,

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained, the parties agree as follows:

1.     SERVICES

1.1 The Company hereby retains the Service Provider upon the terms and conditions of this Agreement, and the Service Provider hereby accepts such retainer on such terms and conditions.

1.2 The Service Provider shall provide the Company with expertise and assistance in the areas generally described in Schedule "A" to this Agreement. If requested by the Company, the Service Provider shall be a member of the Company's Scientific Advisory Board at the pleasure of the Company.

1.3 The Service Provider shall take direction from and report to the Company's president or to such other person as the Company's president may direct. The Service Provider shall devote sufficient time and attention to the Company's business as may be required to properly perform his duties hereunder.

1.4 In providing his services to the Company, the Service Provider shall be subject to the Company's control and direction over the detail and methods of work.

1.5 The Service Provider covenants that he shall not do, or fail to do, anything which could be reasonably expected to damage the reputation of the Company, its affiliates or any of its directors, officers, employees, contractors or consultants.

2.     TERM

2.1    The term of this Agreement shall be as stated in Schedule "A".

3.     REMUNERATION

3.1 The Service Provider's remuneration will be as specified in Schedule "A". If the Service Provider is an employee, all payments by the Company will be subject to the Company's remittance of all statutory deductions required by law to be made by the Company. If the Service Provider is a dependant contractor or consultant, the Service Provider shall be solely responsible for making all payments to the applicable governmental authorities required by law to be made.

3.2 The Company shall reimburse the Service Provider for all reasonable expenses incurred by him in furtherance of the Company's business. The Service Provider shall, to the greatest extent possible, submit statements and receipts for all expenses claimed. The Service Provider acknowledges that the Company will only reimburse those expenses that the Company considers reasonable or to which the Company has granted prior authorization.

4.     CONFIDENTIAL INFORMATION

4.1. The Service Provider shall keep all Confidential Information in confidence and not use or allow others to use any Confidential Information except for Company's benefit and, if the Service Provider is a corporation or other entity, the Service Provider shall use its best efforts to ensure that all of its employees, agents directors and officers who become privy to the Confidential Information are bound by the terms of this paragraph. In this Agreement, "Confidential Information" means all data, processes, formulations, analysis, methadologies and other information which is designated by Company as confidential, whether orally or in writing, except for any part of the Confidential Information which:

(a) is or becomes publicly available other than as a result of a disclosure by Company;

(b) is or becomes available to the Service Provider from a source (other than Company or its representatives) which, to the best of the Service Provider's knowledge after due inquiry, is not prohibited from disclosing such information to the Service Provider by a legal, contractual or fiduciary obligation; or

(c) the Service Provider demonstrates was properly in the Service Provider's possession or control at the time of disclosure of that Confidential Information to it by the Company or its representatives.

4.2 The Service Provider agrees that he shall not use or bring to the Company any technical information, data, trade secrets, processes, formulae, products, inventions or other intellectual property which is proprietary to any person for whom the Service Provider has provided services.

4.3 All technical information, data, trade secrets, processes, products, formulae inventions and any other intellectual property belonging to the Service Provider prior to his employment and upon which he wishes to continue to work, whether in the course of providing services under this Agreement or otherwise, and to which the Service Provider claims a proprietary interest are disclosed on Schedule "B" attached hereto, or will be disclosed in writing to the president of the Company and added to Schedule "B" within thirty (30) days of this Agreement. The Service Provider agrees that all rights to any such matters not disclosed on Schedule "B" becomes the exclusive property of the Company.

4.4 The Service Provider agrees that he shall not, before or after termination or expiry of this Agreement, remove any reports information, property, or any other material belonging to the Company, or any reproductions thereof, without the prior written permission of the Company's president.

5.     NON-COMPETITION

5.1 During the term and any renewal of this Agreement and for a period of one year thereafter, the Service Provider agrees that he shall not, directly or indirectly, hold a financial interest in, or engage in any business activities or serve in any capacity in, any company or other entity which is engaged in the pharmaceutical development of chemical analogs that are closely related to those of the Company or any of its subsidiaries.

6.     TERMINATION OF AGREEMENT

6.1 This Agreement may be immediately terminated by the Company, without advance notice or payment in lieu thereof, as follows:

(a)    during the probationary period specified in Schedule "A"; or

(b)    for cause (as defined in section 6.2).

6.2 For the purposes of subsection 6.1, "cause" shall mean any of the following events:

(a) the Service Provider is dishonest in dealing with Company or his conduct is in any way prejudicial to the Company or materially and adversely affects his ability to perform his duties hereunder;

(b) the Service Provider fails to perform assigned duties in a manner acceptable to Company, which failure is not fully remedied by the Service Provider within 10 business days after notice in writing thereof has been given by the Company to the Service Provider;

(c)    the Service Provider breaches a material term of this Agreement; or

(d)    the Service Provider is convicted of a crime involving theft or fraud.

6.3 Either party may terminate this Agreement upon 30 days' notice to the other party.

7.     RELATIONSHIP

7.1 The Service Provider shall not be deemed to be, or represent himself as, an agent of the Company.

8.     COMPLIANCE WITH LAWS

8.1 The Service Provider shall comply with all applicable statutes, rules and regulations and the lawful requirements and directions of any governmental authority having jurisdiction with respect to the provision of his services.

9.     MISCELLANEOUS

9.1 The service provider acknowledges that Maitland & Company represents the company in this transaction and that Maitland & Company has recommended that the service provider obtain independent legal advice before signing this agreement.

9.2 The provisions of the schedules attached to this Agreement form an integral part of this Agreement.

9.3 Any notice or other communication given under this Agreement shall be in writing and shall be deemed to have been given if personally delivered to a party at its address appearing on the first page of this Agreement (or to such other address as one party provides to the other in a notice given according to this subsection). All notices and other communications shall be deemed to have been given and received on the first business day following its delivery as aforesaid.

9.4 The provisions of sections 4 and 5 of this Agreement shall survive the expiry or earlier termination of this Agreement.

9.5 If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, by a court of competent jurisdiction, such determination shall not affect or impair the validity or enforceability of any other provision of this Agreement which shall be valid and enforceable to the fullest extent permitted by law.

9.6 This Agreement may not be assigned by either party without the prior written consent of the other. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

9.7 This Agreement shall be exclusively governed by the laws of British Columbia and the laws of Canada applicable therein.

9.8 This Agreement represents the entire agreement between the parties and their respective principals and supersedes all prior agreements and understandings, whether written or oral, between the parties concerning the Service Provider's provision of services to the Company. This Agreement may not be amended or otherwise modified except by an instrument in writing signed by both parties.

9.9 This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which shall constitute one agreement. This Agreement may be delivered by fax.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written notwithstanding its actual date of execution.


IMMUNE NETWORK RESEARCH LTD.
by its authorized signatory:

/s/Allen Bain
---------------------------------

SIGNED, SEALED AND DELIVERED
by the Services Provider in the presence of:

      (signed)                                     (signed)
---------------------------------               --------------------------------
Witness                                         Signature of Service Provider/
                                                Authorized Signatory

                                  SCHEDULE "A"

                               DETAILS OF RETAINER

1. The Service Provider shall provide the Company with his expertise and assistance, on a part-time basis, with matters typically falling within a controller's responsibilities.


      The Service Provider will provide his services as:
      [CHECK ONE]

              an employee;   x  a dependant contractor;       a consultant
        -----            ------                       -------

2. The term of this Agreement will commence on June 1, 1999 (the "Start Date") and will be subject to completion of the probationary period and the termination provisions of this Agreement. The probationary period shall commence on the Start Date and expire 3 months thereafter.

3. The Service Provider shall invoice the Company on a regular basis for his services rendered hereunder.

                                  SCHEDULE "B"

             TECHNICAL INFORMATION ETC. REFERRED TO IN SUBSECTION 4.3

                                   EXHIBIT 3-9


                     Purchase Agreement Dated December 20, 1999
                             with Immpheron, Inc.

                                     REDACTED
                                     --------

                             IMMUNE NETWORK RESEARCH LTD.
                                 3650 Wesbrook Mall
                               Vancouver, B.C.  V6S 2L2

December 20, 1999

ImmPheron, Inc., Heinz Kohler, Sybille Muller
5235 Athens-Boonesboro Road
Lexington, Kentucky 40509

ATTENTION:     HEINZ KOHLER

Dear Sir:

RE:     TRANSFER OF INTEREST

This letter (the "Agreement") is intended to record the general terms and conditions of our mutual agreement concerning the purchase by Immune Network Research Ltd. ("IMM") of all right title and interest held by ImmPheron, Inc. ("IMP") in a research joint venture project (the "1F7 Project"), and the intellectual property related thereto (the "1F7 Technology"), governed by an agreement dated December 15, 1997, as amended (the "JV Agreement").

1 Subject to the terms of this Agreement, IMP will transfer to IMM all of IMP's right, title and interest in the 1F7 Project, the JV Agreement and the intellectual property related thereto (the "IMP 1F7 Interest") for the total purchase price of <REDACTED> (the "Purchase Price"). The IMP 1F7 Interest will be deemed to have been transferred to IMM upon its receipt of the acceptance of the Canadian Venture Exchange referred to in section 6 of this Agreement.

2.    The Purchase Price will be paid as follows:

(a)   <REDACTED> upon the execution and delivery of the Agreement;

(b) four consecutive monthly instalments of <REDACTED>, payable on the last business day of each month commencing in January 2000;

(c) <REDACTED> payable on the date which is seven months following the date this Agreement is fully signed and delivered.

3. In addition to the Purchase Price, IMM will pay IMP the sum of <REDACTED> within thirty (30) business days of the commencement of the North American 1F7 phase 1 clinical trials.

4. IMP will retain a royalty interest equal to 4% of IMM's net earnings related to the 1F7 Technology. Royalty payments will be calculated and payable on a quarterly basis.

5. IMP, Heinz Kohler and Sybille Muller shall maintain and extend the scientific and commercial liaisons that the 1F7 Project currently enjoys.

6. This Agreement is subject to IMM's receipt of acceptance to its filing from the Canadian Venture Exchange.

7. IMM and IMP agree to negotiate, in good faith, the terms of a formal agreement to supercede this Agreement. The parties acknowledge that this Agreement creates a binding obligation upon each of them and will remain in effect until superceded by such formal agreement.

8. This Agreement shall enure to the benefit of and be binding upon each of us and our respective heirs, successors and permitted assigns.

9. This Agreement shall be construed in accordance with the laws of British Columbia and the laws of Canada applicable therein.


If the above terms and conditions accurately record your understanding of our agreement, please so acknowledge by signing this Agreement in the space provided and returning it to us at your earliest convenience.

Yours truly,

IMMUNE NETWORK RESEARCH LTD.
By its authorized signatory:

     /s/ Allen Bain
_____________________________
Allen Bain

THE FOREGOING IS HEREBY CONFIRMED, ACKNOWLEDGED AND ACCEPTED ON DECEMBER, 1999:

IMMPHERON, INC.
By its authorized signatory:


-------------------------------

Print Name:

   /s/ Heinz Kohler

-------------------------------
Heinz Kohler

   /s/ Sybille Muller
-------------------------------
Sybille Muller

                                      EXHIBIT 3-10


                          Option Agreement Dated February 3, 2000
                            with Meditech Pharmaceuticals Inc.

                                     REDACTED
                                     --------


                               LETTER OF AGREEMENT
                               -------------------


Between Immune Network Research Ltd. (IMM) and Meditech Pharmaceuticals Inc.
(MPI):

1. MPI will grant IMM an irrevocable option to obtain an exclusive license to make, have made, promote, sell, and distribute Viraplex and MTCH-24,and any derivatives or formulations of Viraplex and MTCH-24, under the following terms:
a) The region of the license will be worldwide, excluding the United States of America.
b) The term of the option will be one (1) year from the date of this letter of agreement.
c) IMM will pay MPI a license fee of US <REDACTED> upon exercise of the option and execution of a superceding license agreement, to be negotiated in good faith upon exercise of the option.
d) Under a superceding license agreement IMM will pay MPI a royalty on net sales of 7% for MTCH-24, or any derivatives or formulations of MTCH-24, and 4% for Viraplex, or any derivatives or formulations of Viraplex.

2. MPI will grant IMM an irrevocable option, for a term of one (1) year, to purchase 10 million shares of MPI common stock at an exercise price of US$0.03. Effective upon the exercise by IMM of this option, IMM is granted two demand registration rights, the cost of registration to be borne by IMM and unlimited "piggy-back" and S-3 registration rights, subject to usual and customary terms and conditions for venture capital transactions. A more detailed description of the terms and conditions of the registration rights granted hereunder shall be set forth in a superceding registration rights agreement to be negotiated by the parties no later than the earlier to occur of the execution of the superceding license agreement referenced in Section 1(d) or one month from the exercise by IMM of the option granted in this
    Section 2. However, in the event that a superceding registration rights agreement is not executed by the parties for any reason, this agreement shall be enforceable in accordance with its terms.

3. IMM will pay MPI US<REDACTED> within 2 business days of IMM's receipt from the Canadian Venture Exchange of its written acceptance of the filing of this agreement.

4. IMM will initiate R&D activities on Viraplex and MTCH-24, with expenditures of no less than US $20,000, subject to termination under paragraph 6. All data from IMM's R&D activities will be provided to MPI.

5. MPI will provide any pre-clinical and clinical data in their possession or under their control for Viraplex and MTCH-24.

6. IMM may terminate this agreement at any time, in which case IMM will not retain any rights on the intellectual property of the MPI.

7. This agreement is subject to regulatory approval for IMM and Board approval for both parties.

8.  The parties will issue a joint announcement of this agreement.

9. MPI will, promptly upon execution of this agreement, nominate IMM's president to MPI's board of directors.

IN WITNESS OF THEIR UNDERSTANDING, AGREEMENT AND CONSENT, THE PARTIES HAVE SIGNED THIS BINDING AGREEMENT IN ARIZONA, THE 3RD DAY OF FEBRUARY, 2000.


/s/ Gerald N. Kern                         /s/ Allen I. Bain
------------------------------------      ------------------------------------
GERALD N. KERN                             DR. ALLEN I. BAIN
PRESIDENT & CEO                            PRESIDENT
MEDITECH PHARMACEUTICALS INC.              IMMUNE NETWORK RESEARCH LTD.

                                 EXHIBIT 3-11



                    Special Warrant Indenture Dated March 9, 2000
                        with Montreal Trust Company Of Canada

                             IMMUNE NETWORK RESEARCH LTD.


                                       - AND -


                           MONTREAL TRUST COMPANY OF CANADA



                               SPECIAL WARRANT INDENTURE



                                     MARCH 9, 2000





                                   MAITLAND & COMPANY
                                       VANCOUVER

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----

ARTICLE 1
    DEFINITIONS AND INTERPRETATION                                            1
    1.1     Definitions                                                       1
    1.2     Interpretation                                                    5
    1.3     Schedules                                                         6
    1.4     Time of the Essence                                               6
    1.5     Applicable Law                                                    6
    1.6     Currency                                                          6
    1.7     Date of Issue                                                     7

ARTICLE 2
    ISSUE OF SPECIAL WARRANTS                                                 7
    2.1     Issue of Special Warrants                                         7
    2.2     Terms of Special Warrants                                         7
    2.3     Fractional Special Warrants                                       7
    2.4     Form of Special Warrant Certificates                              7
    2.5     Delivery of Special Warrant Certificates                          7
    2.6     Issue in Substitution of Special Warrants                         8
    2.7     Conditions for Replacement of Special Warrants                    8
    2.8     Special Warrantholder not a Shareholder                           8
    2.9     Special Warrants to Rank Pari Passu                               8
    2.10    Signing of Special Warrants                                       8
    2.11    Certification by the Trustee                                      9
    2.12    Certification Not a Representation or Warranty                    9

ARTICLE 3
    EXCHANGE AND OWNERSHIP OF SPECIAL WARRANTS                                9
    3.1     Exchange of Special Warrant Certificates                          9
    3.2     Place for Exchange of Special Warrant Certificates                9
    3.3     Charges for Exchange                                              9
    3.4     Ownership of Special Warrants                                     9

ARTICLE 4
    REGISTRAR AND TRANSFER AGENCIES                                          10
    4.1     Appointment of Trustee as Registrar                              10
    4.2     Register                                                         10
    4.3     Register to be Open for Inspection                               10
    4.4     List of Special Warrantholders                                   10
    4.5     Obligations of Trustee                                           10

ARTICLE 5
    TRANSFER OF SPECIAL WARRANT CERTIFICATES                                 11
    5.1     Transfer of Special Warrant Certificates                         11
    5.2     Validity of Transfer                                             11

Page ii

ARTICLE 6
    EXERCISE OF SPECIAL WARRANTS                                             11
    6.1     Exercise During Exercise Period                                  11
    6.2     Notice of Qualification Date                                     11
    6.3     Notice of Exercise Period                                        11
    6.4     Method of Exercise of Special Warrants                           12
    6.5     Surrender of Special Warrants                                    12
    6.6     Completion and Execution of Exercise Form                        12
    6.7     Resale Restriction Legends                                       12
    6.8     Effect of Exercise of Special Warrants                           12
    6.9     Delivery of Securities Upon Exercise of Special Warrants         13
    6.10    No Fractional Unit Shares                                        13
    6.11    Expiration of Special Warrants                                   13
    6.12    Delivery of Securities Upon Deemed Exercise of Special Warrants  13
    6.13    Accounting and Recording                                         13
    6.14    Cancellation of Surrendered Special Warrants                     13

ARTICLE 7
    ADJUSTMENT OF EXCHANGE NUMBER                                            14
    7.1     Definitions                                                      14
    7.2     Adjustment of Exchange Number                                    14
    7.3     Share Reorganization                                             14
    7.4     Rights Offering                                                  15
    7.5     Special Distribution                                             16
    7.6     Capital Reorganization                                           17
    7.7     Reclassification of Common Shares                                17
    7.8     Exercise Rights Adjustment Rules                                 18
    7.9     Postponement of Subscription                                     19
    7.10    Notice of Certain Events                                         19
    7.11    Protection of Trustee                                            19
    7.12    Entitlement to Common Shares on Exercise of Special Warrant      20
    7.13    Proceedings Prior to Any Action Requiring Adjustment             20
    7.14    Notice of Special Matters                                        20

ARTICLE 8
    ADJUSTMENT OF NUMBER OF SECURITIES                                       20
    8.1     Adjustment of Number of Securities                               20

ARTICLE 9
    RIGHTS AND COVENANTS                                                     21
    9.1     General Covenants of the Company                                 21
    9.2     Trustee's Remuneration and Expenses                              22
    9.3     Right to Dividends or Distributions                              22
    9.4     Performance of Covenants by Trustee                              22
    9.5     Certificate of the Company                                       22
    9.6     Securities Qualification Requirements                            22

Page iii

ARTICLE 10
    ENFORCEMENT                                                              23
    10.1    Suits by Special Warrantholders                                  23
    10.2    Immunity of Shareholders, Directors & Officers                   23
    10.3    Waiver of Default                                                23

ARTICLE 11
    MEETINGS OF SPECIAL WARRANTHOLDERS                                       24
    11.1    Right to Convene Meetings                                        24
    11.2    Notice                                                           24
    11.3    Chairman                                                         24
    11.4    Quorum                                                           24
    11.5    Power to Adjourn                                                 25
    11.6    Show of Hands                                                    25
    11.7    Poll                                                             25
    11.8    Voting                                                           25
    11.9    Regulations                                                      25
    11.10   Company and Trustee may be Represented                           26
    11.11   Powers Exercisable by Special Resolution                         26
    11.12   Meaning of "Special Resolution"                                  27
    11.13   Powers Cumulative                                                28
    11.14   Minutes                                                          28
    11.15   Instruments in Writing                                           28
    11.16   Binding Effect of Resolutions                                    28
    11.17   Holdings by Company Disregarded                                  29

ARTICLE 12
    SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES                          29
    12.1    Provision for Supplemental Indentures for Certain Purposes       29
    12.2    Successor Companies                                              30

ARTICLE 13
    CONCERNING THE TRUSTEE                                                   30
    13.1    Trust Indenture Legislation                                      30
    13.2    Rights and Duties of Trustee                                     30
    13.3    Evidence, Experts and Advisers                                   31
    13.4    Securities, Documents and Monies Held by Trustee                 31
    13.5    Action by Trustee to Protect Interests                           32
    13.6    Trustee not Required to Give Security                            32
    13.7    Protection of Trustee                                            32
    13.8    Replacement of Trustee                                           33
    13.9    Conflict of Interest                                             33
    13.10   Acceptance of Trust                                              34
    13.11   Indemnity                                                        34
    13.12   Survival on Termination                                          34
    13.13   Special Warrants Owned by the Company or its Subsidiaries        34

Page iv

ARTICLE 14
    GENERAL                                                                  35
    14.1    Notice to Company and Trustee                                    35
    14.2    Notice to Special Warrantholders                                 36
    14.3    Satisfaction and Discharge of Indenture                          37
    14.4    Sole Benefit of Parties and Special Warrantholders               37
    14.5    Counterparts and Formal Date                                     37

THIS SPECIAL WARRANT INDENTURE is dated as of March 9, 2000

BETWEEN:

    IMMUNE NETWORK RESEARCH LTD., a body corporate amalgamated in the Province of British Columbia, having an office at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2,

    (the "Company" );

AND:

    MONTREAL TRUST COMPANY OF CANADA, a Canadian trust company incorporated under the laws of British Columbia, located at located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9,

    (the "Trustee");

WHEREAS:

A. Pursuant to the Agency Agreement (hereinafter defined), the Company proposes to issue special warrants ("Special Warrants") each exercisable by the holder on the terms set out in this Indenture into securities of the Company as described in this Indenture;

B. All acts and deeds necessary have been done and performed to make the Special Warrants, when issued as provided in this Indenture, together with the Unit Warrants (as defined below), legal, valid and binding upon the Company with the benefits and subject to the terms of this Indenture; and

C. The foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that in consideration of the mutual covenants herein, the parties agree as follows:

                                       ARTICLE 1
                           DEFINITIONS AND INTERPRETATION

1.1     DEFINITIONS

In this Indenture, unless otherwise specified:

(a) "Agency Agreement" means the agency agreement dated as of March 9, 2000, between the Company and the Agent relating to the offering of Special Warrants;

(b)  "Agent" means Groome Capital.com Inc.;

(c)  "Applicable Legislation" means the provisions of the Company Act
     (British Columbia) as from time to time amended, and any statute of Canada or its provinces and the regulations under those statutes relating to trust indentures or the rights, duties or obligations of corporations and trustees under trust indentures as are from time to time in force and applicable to this Indenture;

(d) "Applicable Securities Laws" means, collectively, the applicable securities laws of the Qualifying Provinces, the regulations, rules, rulings and orders made thereunder, the applicable policy statements issued by the Commissions and the securities legislation and policies of each other relevant jurisdiction and the applicable rules, regulations and policies of the Exchange;

(e)  "B.C. Act" means the Securities Act (British Columbia), as amended;

(f) "business day" means a day that is not a Saturday, Sunday, or civic or statutory holiday in British Columbia;

(g)  "Closing" means the closing of the Private Placement;

(h) "Closing Date" means March 9, 2000, or such other date as may be mutually agreed upon between the Company and the Agent;

(i) "Commissions" means the Alberta Securities Commission, the British Columbia Securities Commission, the Ontario Securities Commission, and the Commission de valeurs mobilie du Quebec (Quebec Securities Commission);

(j) "Common Shares" means fully paid and non-assessable common shares without par value in the capital of the Company; provided that if the exercise rights are subsequently adjusted or altered pursuant to section 7.7 or 7.8, "Common Shares" will thereafter mean the shares or other securities or property that a Special Warrantholder is entitled to on an exchange after the adjustment;

(k) "Company's auditors" means such firm of chartered accountants as may be duly appointed as the auditors of the Company;

(l) "Convertible Security" means a security of the Company (other than the Special Warrants) convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

(m) "Current Market Price" at any date means the average of the closing prices of the Common Shares at which the Common Shares have traded on the Exchange, or, if the Common Shares in respect of which a determination of current market price is being made are not listed on the Exchange, on such stock exchange on which such shares are listed as may be selected for such purpose by the directors and approved by the Trustee, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending on the third trading day prior to such date, and the weighted average price will be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold, or in the event that at any date the Common Shares are not listed on any exchange or on the over-the-counter market, the current market price shall be as determined by the directors and approved by the Trustee;

(n) "director" means a director of the Company for the time being, and unless otherwise specified herein, "by the directors" means action by the directors of the Company as a board or, whenever duly empowered, action by any committee of such board;

(o) "Distribution" means the proposed issuance of Unit Shares and Unit Warrants to the holders of Special Warrants on the exercise or deemed exercise of the Special Warrants;

(p) "Dividends Paid in the Ordinary Course" means dividends paid in any financial year of the Company, whether in (i) cash, (ii) shares of the Company, (iii) warrants or similar rights to purchase any shares of the Company or property or other assets purchasable as of the date of distribution of such warrants or similar rights, or (iv) property or other assets of the Company, as the case may be, as determined by action by the directors except that, in the case of warrants or similar rights to purchase Common Shares or securities convertible into or exchangeable for Common Shares, such fair market value of the warrants or similar rights shall be equal to the number of Common Shares which may be purchased thereby (or the number of Common Shares issuable upon conversion or exchange) as of the date of distribution of such warrants or similar rights, multiplied by the Current Market Price of the Common Shares on the date of such distribution, provided that the value of such dividends does not in such financial year exceed the greater of:

     (i) the lesser of 50% of the retained earnings of the Company as at the end of the immediately preceding financial year and 200% of the aggregate amount of dividends paid by the Company on the Common Shares in the 12 month period ending immediately prior to the first day of such financial year; and

    (ii) 100% of the consolidated net earnings from continuing operations of the Company, before any extraordinary items, for the 12 month period ending immediately prior to the first day of such financial year (such consolidated net earnings from continuing operations to be computed in accordance with generally accepted accounting principles in Canada consistent with those applied in the preparation of the most recent audited financial statements of the Company);

(q)  "Effective Date" means the date of this Special Warrant Indenture;

(r)  "Exchange" means the Canadian Venture Exchange;

(s) "Exchange Number" means the number of Securities to be received by a Holder upon exercise or deemed exercise of the Special Warrants, as may be adjusted under the provisions of this Indenture;

(t) "Exercise Date" with respect to any Special Warrant means the earlier of the date on which the Special Warrant is duly surrendered in accordance with the provisions of sections 6.4 to 6.6 or the date of deemed exercise of the Special Warrants pursuant to section 6.12;

(u) "Exercise Period" means the period during which Investors may exercise the Special Warrants, commencing on the Closing Date and ending at 4:30 p.m. (Vancouver time) on the day which is the earlier of:

     (a)  the fifth business day after the Qualification Date; or

     (b)  18 months from the Closing;

(v) "Investor" or "Investors" means a purchaser or purchasers of Special Warrants under the Private Placement;

(w) "person" means an individual, a corporation, a partnership, trust, trustee, executor, administrator, legal representative or any unincor-porated organization and words importing persons have a similar meaning;

(x) "Private Placement" means the offering of the Special Warrants pursuant to the Agency Agreement;

(y) "Prospectus" means the (final) prospectus and any amendment thereto required to be filed with the Commissions pursuant to Applicable Securities Laws, in respect of the distribution of the Unit Shares and Unit Warrants upon the exercise of the Special Warrants;

(z) "Qualification Date" means the date on which all of the Commissions have issued a receipt for the final Prospectus;

(aa) "Qualification Deadline" means the day which is 120 days from the Closing or such later date as may be approved by the Agent in its sole and absolute discretion by written notice to the Trustee not less than five business days prior to the expiry of such 120 day period;

(ab) "Qualifying Provinces" means the Provinces of Alberta, British Columbia. Ontario and Quebec;

(ac) "Receipts" means the receipts for the final Prospectus to be issued by the Commissions;

(ad) "Regulatory Authorities" means the Exchange and the Commissions;

(ae) "Securities" means the Unit Shares and the Unit Warrants;

(af) "Shareholder" means a holder of record or one or more Common Shares;

(ag) "Special Resolution" has the meaning given in sections 11.12 and 11.15;

(ah) "Special Warrants" means the special warrants authorized to be created by the Company under section 2.1 and issued and certified under this Indenture entitling the holder to acquire one Unit;

(ai) "Special Warrant Certificates" means certificates evidencing Special Warrants, substantially in the form attached as Schedule "A" to this Indenture, or such other form as may be approved under section 2.4;

(aj) "Special Warrant Indenture" means the special warrant indenture to be entered into on the Closing Date between the Company and the Trustee as trustee under the special warrant indenture pursuant to which the Special Warrants will be issued and governed;

(ak) "Special Warrant Purchase Price" means $0.55 per Special Warrant;

(al) "Special Warrantholders" or "Holders" means the registered holders of Special Warrants for the time being;

(am) "Special Warrantholders' Request" means an instrument signed in one or more counterparts by Special Warrantholders holding, in the aggregate, not less than 25% of the aggregate number of Special Warrants then outstanding, requesting the Trustee to take some action or proceeding specified therein;

(an) "Subscription Funds" means the total subscription price for the Special Warrants;

(ao) "trading day" with respect to a stock exchange means a day on which the stock exchange is open for business;

(ap) "Transfer Agent" means the transfer agent for the time being of the Common Shares;

(aq) "Trustee" means Montreal Trust Company of Canada, or any lawful successor thereto including through the operation of section 13.8;

(ar) "Unit" means a unit of the Company issuable, for no additional considera-tion, upon the exercise or deemed exercise of the Special Warrants, each consisting of one Unit Share and one-half of one Unit Warrant, subject to adjustment as provided under Articles 7 and 8;

(as) "Unit Shares" means the previously unissued Common Shares which are issuable as part of the Units upon exercise or deemed exercise of the Special Warrants;

(at) "Unit Warrants" means the share purchase warrants of the Company to be issued as part of the Units upon the exercise or deemed exercise of the Special Warrants, with each whole Unit Warrant entitling the holder to purchase one additional Common Share, at a price of $1.40 per Common Share, at any time up to 4:30 p.m. (Vancouver time) on the day which is 18 months from the Closing Date;

(au) "Warrant Certificates" means the certificates evidencing the Unit
     Warrants;

(av) "Warrant Record Date" means the date on which the Special Warrants are exercised or deemed to be exercised in accordance with the Special Warrant Indenture;

(aw) "Warrant Share" means a Common Share issuable upon the exercise of one Unit Warrant;

(ax) "Warrantholders" means the registered holders of the Unit Warrants for the time being; and

(ay) "written request of the Company" and "certificate of the Company" mean respectively a written request and certificate signed in the name of the Company by any one director or senior officer and may consist of one or more instruments so executed.

1.2     INTERPRETATION

For the purposes of this Indenture and unless otherwise provided or unless the context otherwise requires:

(a) "this Indenture", "this Special Warrant Indenture", "herein", "hereby" and similar expressions mean or refer to this Special Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "section" or "subsection" followed by a number or letter mean and refer to the specified Article, section or subsection of this Indenture;

(b) words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders;

(c) the division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Indenture;

(d) the word "including", when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e) any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(f)  any capitalized term in this Indenture which is not defined in section
     1.1 will have the meanings ascribed elsewhere in this Indenture; and

(g) in the event that any day on which the Exercise Period expires or on or before which any action is required to be taken hereunder is not a business day, then the Exercise Period will expire on or the action will be required to be taken on or before the next succeeding day that is a business day.

1.3     SCHEDULES

The schedules attached to this Indenture are incorporated herein by reference.

1.4     TIME OF THE ESSENCE

Time is of the essence in this Indenture.

1.5     APPLICABLE LAW

This Indenture, the Special Warrant Certificates and the Warrant Certificates will be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and will be treated in all respects as British Columbia contracts.

1.6     CURRENCY

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.7     DATE OF ISSUE

A Receipt shall conclusively be deemed to be issued on the date appearing on such Receipt as the Receipt's date.

                                    ARTICLE 2
                            ISSUE OF SPECIAL WARRANTS

2.1     ISSUE OF SPECIAL WARRANTS

A total of up to 15,454,544 Special Warrants, each of which entitles the Holder to acquire, without additional consideration, one Unit, subject to adjustment in accordance with Articles 7 and 8, are hereby created and authorized to be issued. Subject to section 2.2 and Articles 5 and 6, upon receipt by the Company of the Special Warrant Purchase Price for each Special Warrant purchased, the Company will execute and the Trustee will certify up to 15,454,544 Special Warrants.

2.2     TERMS OF SPECIAL WARRANTS

Subject to the provisions of Articles 5 and 6, each Special Warrant will entitle the holder thereof, upon exercise or deemed exercise at any time during the Exercise Period and without payment of any additional consideration, to be issued, subject to adjustment in accordance with Articles 7 and 8, one Unit.

2.3     FRACTIONAL SPECIAL WARRANTS

Notwithstanding any adjustments provided for in this Indenture, the Company shall not be required upon the exercise or deemed exercise of any Special Warrants to issue fractional Unit Shares in satisfaction of its obligations hereunder. Where a fractional Unit Share, but for this section 2.3, would have been issued upon exercise of a Special Warrant, in lieu thereof there shall be paid to the holder an amount equal (rounded to the nearest $0.01) to the product obtained by multiplying such fractional share interest by the Current Market Price at the date of delivery of each respective Special Warrant Certificate, which payment shall be made within ten business days of such delivery. Notwithstanding the foregoing, the Company shall not be required to make any payment, calculated as aforesaid, that is less than $5.00.

2.4     FORM OF SPECIAL WARRANT CERTIFICATES

Special Warrants will be issued in registered form only and will be evidenced only by Special Warrant Certificates, which will be substantially in the form attached as Schedule "A" or in such other form as may be approved by the Company, the Agent and the Trustee, will be dated as of the date of this Indenture (regardless of their actual dates of issue), and will bear such distinguishing letters and numbers as the Company will prescribe with the approval of the Trustee and will bear such legends as may be required under the Applicable Securities Laws and shall be issuable in any denomination excluding fractions.

2.5     DELIVERY OF SPECIAL WARRANT CERTIFICATES

The Special Warrant Certificates will be delivered to the Agent on the Closing Date.

2.6     ISSUE IN SUBSTITUTION OF SPECIAL WARRANTS

If any of the Special Warrant Certificates becomes mutilated, lost, destroyed or stolen (the "Old Certificate"), the Company, subject to applicable law and to section 2.7, will issue and the Trustee will certify and deliver a new Special Warrant Certificate of like date and tenor as the Old Certificate, upon surrender of, in place of and upon cancellation of the mutilated Old Certificate or in substitution for the lost, destroyed or stolen Old Certificate, and the substituted Special Warrant Certificate will be in a form approved by the Trustee and will be entitled to the benefit hereof and rank equally in accordance with its terms with all other Special Warrant Certificates issued or to be issued under this Indenture.

2.7     CONDITIONS FOR REPLACEMENT OF SPECIAL WARRANTS

The applicant for the issue of a new Special Warrant Certificate pursuant to section 2.6 will bear the cost of the issue thereof and in case of loss, destruction or theft will, as a condition precedent to the issue thereof furnish to the Company and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as will be satisfactory to the Company and to the Trustee in their sole discretion and the applicant may also be required to furnish an indemnity and surety bond or such security in amount and form satisfactory to them in their discretion, and will pay the reasonable charges of the Company and the Trustee in connection with the issue of the new Special Warrant Certificate.

2.8     SPECIAL WARRANTHOLDER NOT A SHAREHOLDER

Nothing in this Indenture or in the holding of a Special Warrant evidenced by a Special Warrant Certificate, or otherwise, will be construed as conferring upon a Special Warrantholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company or the right to receive any dividend and other distribution (except as provided in section 9.3).

2.9     SPECIAL WARRANTS TO RANK PARI PASSU

Each Special Warrant will rank pari passu with all other Special Warrants, whatever may be the actual date of issue.

2.10    SIGNING OF SPECIAL WARRANTS

The Special Warrant Certificates will be signed by any one of the directors or officers of the Company and need not be under the seal of the Company. The signatures of any of these directors or officers may be mechanically reproduced in facsimile and Special Warrant Certificates bearing those facsimile signatures will be binding upon the Company as if they had been manually signed by the directors or officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Special Warrant Certificate as a director or officer may no longer hold office at the date of the Special Warrant Certificate or at the date of certification or delivery thereof, any Special Warrant Certificate signed as aforesaid will, subject to section 2.11, be valid and binding upon the Company.

2.11    CERTIFICATION BY THE TRUSTEE

No Special Warrant Certificate will be issued or, if issued, will be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee in the form of the certificate set out in Schedule "A" hereto, and the certification by the Trustee upon any Special Warrant Certificate will be conclusive evidence as against the Company that the Special Warrant Certificate so certified has been duly issued under this Indenture and that the holder is entitled to the benefit of this Indenture.

2.12    CERTIFICATION NOT A REPRESENTATION OR WARRANTY

The certification of the Trustee on Special Warrant Certificates issued under this Indenture will not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Special Warrant Certificates (except the due certification thereof) and the Trustee will in no respect be liable or answerable for the use made of the Special Warrants or any of them or of the consideration therefor, except as otherwise specified in this Indenture.

                                    ARTICLE 3
                   EXCHANGE AND OWNERSHIP OF SPECIAL WARRANTS

3.1     EXCHANGE OF SPECIAL WARRANT CERTIFICATES

Any Special Warrant Certificate representing a certain number of Special Warrants may, upon compliance with the reasonable requirements of the Trustee, be exchanged for one or more Special Warrant Certificates representing an equal aggregate number of Special Warrants.

3.2     PLACE FOR EXCHANGE OF SPECIAL WARRANT CERTIFICATES

Special Warrants may be exchanged only at the principal transfer office of the Trustee in the city of Vancouver, Canada or at any other place that is designated by the Company with the Trustee's approval. Any Special Warrants tendered for exchange will be surrendered to the Trustee and cancelled. The Company will sign all Special Warrant Certificates necessary to carry out exchanges as aforesaid and those Special Warrant Certificates will be certified by or on behalf of the Trustee.

3.3     CHARGES FOR EXCHANGE

For each Special Warrant Certificate exchanged, the Trustee, except as otherwise herein provided, will charge if required by the Company a reasonable sum for each new Special Warrant Certificate issued. The party requesting the exchange, as a condition precedent to such exchange, will pay such charges and will pay or reimburse the Trustee or the Company for all exigible transfer taxes or governmental or other similar transfer charges required to be paid in connection with such exchange.

3.4     OWNERSHIP OF SPECIAL WARRANTS

The Company and the Trustee and their respective agents may deem and treat the holder of any Special Warrant as the absolute owner of that Special Warrant for all purposes, and the Company and the Trustee and their respective agents will not be affected by any notice or knowledge to the contrary except where so required by court order or by statute, concerning which the Company and the Trustee shall be entitled to rely upon advice from legal counsel. Subject to the provisions of this Indenture and applicable law, the holder of any Special Warrant will be entitled to the rights evidenced by that Special Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt from any holder for the Units or monies obtainable pursuant thereto will be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee will be bound to inquire into the title of any holder except where so required by court order or by statute, concerning which the Company and the Trustee shall be entitled to rely upon advice from legal counsel.

                                    ARTICLE 4
                         REGISTRAR AND TRANSFER AGENCIES

4.1     APPOINTMENT OF TRUSTEE AS REGISTRAR

The Company hereby appoints the Trustee as registrar of the Special Warrants. The Company may hereafter with the consent of the Trustee, appoint one or more other additional registrars of the Special Warrants.

4.2     REGISTER

The Trustee shall maintain a register, at its principal transfer office in the city of Vancouver, in which will be entered the names and addresses of the Special Warrantholders and other particulars of the Special Warrants held by each of them respectively permitted by this Indenture.

4.3     REGISTER TO BE OPEN FOR INSPECTION

The register referred to in section 4.2 will at all reasonable times be open for inspection by the Company by the Trustee and by any Special Warrantholder. The register required to be kept at the city of Vancouver will not be closed at any time.

4.4     LIST OF SPECIAL WARRANTHOLDERS

The Trustee will, when requested so to do by the Company, furnish the Company with a list of names and addresses of the Special Warrantholders showing the number of Special Warrants held by each Special Warrantholder.

4.5     OBLIGATIONS OF TRUSTEE

Except as required by law, neither the Trustee nor any other registrar nor the Company will be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Special Warrant.

                                   ARTICLE 5
                   TRANSFER OF SPECIAL WARRANT CERTIFICATES

5.1     TRANSFER OF SPECIAL WARRANT CERTIFICATES

Subject to compliance with all applicable securities laws and requirements of regulatory authorities, including without limitation, any undertaking required to be given to the Exchange by the transferor and transferee, the holder of a Special Warrant may at any time and from time to time have the Special Warrants transferred by the Trustee in accordance with the conditions herein and such reasonable requirements as the Trustee may prescribe. Any such transfer shall be duly noted in the register of Special Warrants maintained by the Trustee. Upon compliance with the foregoing requirements, the Trustee shall issue to the transferee a Special Warrant Certificate representing the Special Warrants transferred. Compliance with all applicable securities laws and requirements of regulatory authorities shall be the Holder's responsibility and not that of the Trustee.

5.2     VALIDITY OF TRANSFER

No transfer of Special Warrants will be valid unless made by the holder or the holder's executors or administrators or other legal representatives or the holder's attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the registrar, and upon compliance with such requirements as the registrar may prescribe.

                                  ARTICLE 6
                      EXERCISE OF SPECIAL WARRANTS

6.1     EXERCISE DURING EXERCISE PERIOD

The holder of a Special Warrant Certificate may exercise the Special Warrants represented by the Special Warrant Certificate at any time and from time to time in whole or in part during the Exercise Period. Any such exercise, or any deemed exercise pursuant to section 6.12, will be subject to the holder providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Trustee, be required to ensure compliance with Applicable Securities Laws.

6.2     NOTICE OF QUALIFICATION DATE

If the Qualification Date occurs during the Exercise Period, the Company will forthwith give notice of such occurrence to the Trustee, together with copies of the Receipts. The notice will contain the certificate required under section 9.5.

6.3     NOTICE OF EXERCISE PERIOD

Upon receipt by the Trustee of the notice referred to in section 6.2, the Trustee will forthwith give notice to the Special Warrantholders specifying the end of the Exercise Period and such information as may be needed, if any, to allow the Special Warrantholders to acquire Units issuable upon the exercise or deemed exercise of Special Warrants.

6.4     METHOD OF EXERCISE OF SPECIAL WARRANTS

A Special Warrantholder may, during the Exercise Period, exercise the right under a Special Warrant to acquire a Unit by surrendering to the Trustee at its principal transfer office in the city of Vancouver or at any other place or places that may be designated by the Company with the approval of the Trustee, a certificate or certificates representing one Special Warrant for each Unit to be acquired, together with a fully completed and duly executed exercise form in the form attached to the Special Warrant Certificate.

6.5     SURRENDER OF SPECIAL WARRANTS

Except as provided in section 6.12, the Special Warrants will only be deemed to have been surrendered upon personal delivery of the applicable Special Warrant Certificate(s) to, or if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee.

6.6     COMPLETION AND EXECUTION OF EXERCISE FORM

Any exercise form referred to in section 6.4 will be signed by the Special Warrantholder or the Special Warrantholder's executors or administrators, successors or other legal representatives or an attorney of the Special Warrantholder duly appointed by an instrument in writing satisfactory to the Trustee. The exercise form attached to the Special Warrant Certificate will be completed to specify the number of Special Warrants being exercised, and the address to which the certificates representing the Unit Shares and the Unit Warrants should be delivered if different from that appearing on the Special Warrant Certificate surrendered. If any of the Securities to be acquired are to be issued to a person or persons other than the Special Warrantholder, the Special Warrantholder will pay, as a condition to the issue and delivery of the certificates evidencing the Securities, to the Trustee or to its agent, on behalf of the Company, all exigible transfer taxes or governmental or other charges required to be paid in respect of the transfer of the Special Warrants or Securities.

6.7     RESALE RESTRICTION LEGENDS

If, at the time of exercise of the Special Warrants, there remain restrictions on resale under applicable securities legislation on the Securities acquired, the Company may, on the advice of counsel, endorse the certificates representing the Securities with respect to those restrictions, and prior to the issuance of any such certificates the Trustee shall consult with the Company to determine whether such endorsing or legending is required.

6.8     EFFECT OF EXERCISE OF SPECIAL WARRANTS

Upon exercise or deemed exercise of the Special Warrants and compliance by the Special Warrantholder with sections 6.4 to 6.7, subject to sections 6.10, 6.11 and 7.9, the holder of the Special Warrants will be entitled to receive, without further payment therefor, one Unit for each Special Warrant exercised, and the Trustee will cause the holder thereof to be entered forthwith on its register of shareholders as the holder of the Unit Shares as of the Exercise Date.

6.9     DELIVERY OF SECURITIES UPON EXERCISE OF SPECIAL WARRANTS

Upon the due exercise of the Special Warrants as described in this Article 6, the Company will, within five business days after the Exercise Date, without charge therefor except as provided in section 6.6, forthwith cause to be mailed to the Holders at such person's address specified in the exercise form or, if not specified in the exercise form, then at the address recorded in the register of the Special Warrants, certificates for the appropriate number of Securities to which the Holder is entitled.

6.10    NO FRACTIONAL UNIT SHARES

Notwithstanding any adjustments provided for in this Indenture, the Company shall not be required upon the exercise or deemed exercise of any Special Warrants to issue fractional Unit Shares in satisfaction of its obligations hereunder. Where a fractional Unit Share, but for this section 6.10, would have been issued upon exercise of a Special Warrant, in lieu thereof, there shall be paid to the holder an amount equal (rounded to the nearest $0.01) to the product obtained by multiplying such fractional share interest by the closing price of the Common Shares on the Exchange (or if the Common Shares are not then listed thereon on such other exchange on which the Common Shares are then listed or, if not listed on, in the over-the-counter market as designated by the directors) for the last trading day prior to the Exercise Date at the date of delivery of each respective certificate, which payment shall be made within ten business days of such delivery. Notwithstanding the foregoing, the Company shall not be required to make any payment, calculated as aforesaid, that is less than $5.00.

6.11    EXPIRATION OF SPECIAL WARRANTS

The Special Warrants and the rights thereunder shall terminate and be of no further effect upon their exercise or deemed exercise.

6.12    DELIVERY OF SECURITIES UPON DEEMED EXERCISE OF SPECIAL WARRANTS

If, immediately prior to the expiry of the Exercise Period, any Special Warrants have not been exercised by their Holders, such Special Warrants will be deemed to have been then exercised and surrendered by the Holder without any further action on the part of the Holder. In that event, subject to section 6.1, the Trustee will mail certificates evidencing the Securities issued upon such deemed exercise in the name of such Holder to the address of such Holder as recorded in the register of Special Warrants.

6.13    ACCOUNTING AND RECORDING

The Trustee will promptly notify the Company in writing with respect to Special Warrants exercised. The Trustee will, within five business days of each Exercise Date, specify the particulars of the Special Warrants exercised which will include the name(s) and addresses of the Holders whose Special Warrants have been exercised and the Exercise Date.

6.14    CANCELLATION OF SURRENDERED SPECIAL WARRANTS

All Special Warrant Certificates surrendered to the Trustee in accordance with the provisions of this Special Warrant Indenture will be cancelled by the

Trustee and upon request therefor of the Company, the Trustee will furnish the Company with written confirmation of the Special Warrant Certificates so cancelled and the number of Securities which could have been acquired pursuant to each.

                                   ARTICLE 7
                        ADJUSTMENT OF EXCHANGE NUMBER

7.1     DEFINITIONS

In this Article the terms "record date" and "effective date" means the close of business on the relevant date.

7.2     ADJUSTMENT OF EXCHANGE NUMBER

The Exchange Number (or the number and kind of shares or securities to be received upon exercise in the case of sections 7.6 and 7.7) will be subject to adjustment from time to time in the events and in the manner provided in this Article.

7.3     SHARE REORGANIZATION

If and whenever at any time from the date hereof during the Exercise Period the
Company:

(a) issues to all or substantially all the holders of the Common Shares, by way of a stock dividend or other distribution, other than Dividends Paid in the Ordinary Course, Common Shares or Convertible Securities; or

(b) subdivides, redivides or changes its outstanding Common Shares into a greater number of shares; or

(c) combines, consolidates or reduces its outstanding Common Shares into a smaller number of shares,

(any of those events being a "Share Reorganization"), the Exchange Number will be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Share Reorganization to a number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(i) the numerator of which will be the number of Common Shares outstanding after giving effect to the Share Reorganization; and

(ii) the denominator of which will be the number of Common Shares outstanding on the record date before giving effect to the Share Reorganization.

For the purposes of determining the number of Common Shares outstanding at any particular time for the purpose of this section 7.3 there will be included that number of Common Shares which would have resulted from the conversion at that time of all outstanding Convertible Securities (which, for greater certainty, includes the unexercised Special Warrants and the Unit Warrants issuable upon exercise of those Special Warrants).

7.4     RIGHTS OFFERING

If and whenever at any time from the date hereof during the Exercise Period the Company issues rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being a "Rights Offering" and Common Shares that may be acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being the "Offered Shares"), the Exchange Number will be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a)  the numerator of which will be the sum of:

     (i)  the number of Common Shares outstanding on the record date; and

     (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be;

     and

(b)  the denominator of which will be the sum of:

     (i)  the number of Common Shares outstanding on the record date; and

    (ii)  the number arrived at when either the product of:

          (A) the number of Offered Shares so offered and the price at which those shares are offered; or

          (B) the conversion price of the Offered Shares and the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Company will be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number will be readjusted to the Exchange Number in effect immediately prior to the record date, and the Exchange Number will be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

7.5     SPECIAL DISTRIBUTION

If and whenever at any time from the date hereof during the Exercise Period the Company issues or distributes to all or substantially all the holders of Common
Shares:

(a) shares of any class other than shares distributed to holders of Common Shares pursuant to their exercise of options to receive dividends in the form of such shares in lieu of Dividends Paid in the Ordinary Course on the Common Shares;

(b) rights, options or warrants other than Unit Warrants and other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution;

(c)  evidences of indebtedness; or

(d) any other assets including shares of other corporations (excluding cash dividends that Special Warrantholders receive under section 9.3) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering,

(any of those events being a "Special Distribution"), the Exchange Number will be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(i) the numerator of which will be the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Special Warrantholders would be entitled to receive upon exercise of all their outstanding Special Warrants and Unit Warrants if they were exercised on the record date and (B) the Current Market Price thereof on that date; and

(ii) the denominator of which will be the product of:

     (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Special Warrantholders would be entitled to receive upon exercise of all their outstanding Special Warrants and Unit Warrants if they were exercised on the record date; and

     (B) The Current Market Price thereof on that date,

     less the aggregate fair market value, as determined by the board, whose determination, absent manifest error, will be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Company will be deemed not to be outstanding for the purpose of any such computation; to the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number will be readjusted to the Exchange Number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

7.6     CAPITAL REORGANIZATION

If and whenever at any time from the date hereof during the Exercise Period there is a reorganization of the Company not otherwise provided for in section
7.3 or a consolidation or merger or amalgamation of the Company with or into another body corporate or other entity including a transaction whereby all or substantially all of the Company's undertaking and assets become the property of any other body corporate, trust, partnership or other entity (any such event being a "Capital Reorganization"), any Special Warrantholder who has not exercised his Special Warrants prior to the effective date of the Capital Reorganization will be entitled to receive and will accept, upon the exercise of his right at any time after the effective date of the Capital Reorganization, in lieu of the number of Securities to which he would have been entitled upon exercise of the Special Warrants, the aggregate number of shares or other securities or property of the Company, or the continuing, successor or purchasing body corporate, trust, partnership or other entity, as the case may be, under the Capital Reorganization that the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, he had been the holder of the number of Securities to which immediately before the transaction he was entitled upon exercise of the Special Warrants; no Capital Reorganization will be carried into effect unless all necessary steps will have been taken so that the holders of Special Warrants will thereafter be entitled to receive the number of shares or other securities or property of the Company, or of the continuing, successor or purchasing body corporate, trust, partnership or other entity, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in sections 7.2 to
7.8. If determined appropriate by the Trustee to give effect to or to evidence the provisions of this section 7.6, the Company, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Special Warrant Indenture with respect to the rights and interests thereafter of the Special Warrantholders to the end that the provisions set forth in this Special Warrant Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Special Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Company and the Trustee pursuant to the provisions of this section 7.6 shall be a supplemental indenture entered into pursuant to the provisions of Article 12 hereof. Any indenture entered into between the Company, any successor to the Company or such purchasing body corporate, partnership, trust or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Article 7 and which shall apply to successive reclassifications, reorganizations, amalgamations, consolidations, mergers, sales or conveyances.

7.7     RECLASSIFICATION OF COMMON SHARES

If the Company reclassifies or otherwise change the outstanding Common Shares, the exercise right will be adjusted effective immediately upon the reclassification becoming effective so that holders of Special Warrants who exercise their rights thereafter will be entitled to receive such shares as they would have received had the Special Warrants been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in sections 7.3 to 7.8.

7.8   EXERCISE RIGHTS ADJUSTMENT RULES

The following rules and procedures will be applicable to adjustments made pursuant to sections 7.3 to 7.7:

(a) the adjustments and readjustments provided for in this Article 7 are cumulative and subject to subsection 7.8(b), will apply (without duplication) to successive issues subdivisions, combinations, consolidations, distributions and any other events that require adjustment of the Exchange Number or the number or kind of shares or securities to be issued upon exercise of the Special Warrants;

(b) no adjustment in the Exchange Number will be required unless the adjustment would result in a change of at least 1% in the Exchange Number then in effect provided however, that any adjustments that, except for the provisions of this subsection 7.8(b) would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment;

(c) no adjustment in the Exchange Number will be made in respect of any event described in subsection 7.3(a) or sections 7.4 or 7.5 if the Special Warrantholders are entitled to participate in the event on the same terms mutatis mutandis as if they had exercised their Special Warrants immediately prior to the effective date or record date of the event;

(d) no adjustment in the Exchange Number will be made pursuant to any of sections 7.3 to 7.7 in respect of the issue of Common Shares issuable from time to time as Dividends Paid in the Ordinary Course;

(e) if a dispute arises with respect to adjustments of the Exchange Number, the dispute will be conclusively determined by the auditors of the Company or, if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors of the Company and any such determination, absent manifest error, will be binding upon the Company, the Trustee and all Special Warrantholders;

(f) if during the Exercise Period the Company takes any action affecting the Common Shares, other than actions described in this Article, which in the opinion of the board of directors of the Company would materially affect the rights of the Holder, the Exchange Number will be adjusted in such manner, if any, and at such time, by action by the directors of the Company in such manner as they may reasonably determine to be equitable in the circumstances but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors of the Company so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances; and

(g) if the Company sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and thereafter legally abandons its plans to pay or deliver the dividend, distribution or subscription or purchase rights then no adjustment in the Exchange Number will be required by reason of the setting of the record date.

7.9     POSTPONEMENT OF SUBSCRIPTION

In any case where the application of any of sections 7.3 to 7.7 results in an increase of the Exchange Number taking effect immediately after the record date for or occurrence of a specific event, if any Special Warrants are exercised after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Company may postpone the issuance, to the Holder, of the Securities to which the Holder is entitled by reason of the increase of the Exchange Number but the Securities will be so issued and delivered to that holder upon completion of that event or period, with the number of those Securities calculated on the basis of the Exchange Number on the Exercise Date adjusted for completion of that event or period, and the Company will forthwith after the Exercise Date deliver to the person or persons in whose name or names the Securities are to be issued an appropriate instrument evidencing the person's or persons' right to receive the Securities.

7.10    NOTICE OF CERTAIN EVENTS

Upon the occurrence of any event referred to in sections 7.3 to 7.8 that requires an adjustment or readjustment in the Exchange Number, the Company will promptly thereafter:

(a) file with the Trustee a certificate of the Company specifying the particulars of the event giving rise to the adjustment or readjustment and, if determinable, the adjustment and setting forth in reasonable detail a computation of the adjustment including the method of computation and which certificate shall be supported by a certificate of the Company's auditors verifying such calculation; and

(b) give notice to the Special Warrantholders of the particulars of the event and, if determinable, the adjustment.

If notice has been given under this section 7.10 and the adjustment is not then determinable, the Company will promptly after the adjustment is determinable:

(a) file with the Trustee a computation of the adjustment together with a certificate of the Company's auditors verifying such calculation; and

(b)  give notice to the Special Warrantholders of the adjustment.

7.11    PROTECTION OF TRUSTEE

The Trustee:

(a) will not at any time be under any duty or responsibility to any Special Warrantholder to determine whether any facts exist which may require any adjustment contemplated by sections 7.3 to 7.7, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making such adjustment;

(b) is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;

(c) is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this
     Article 7; and

(d) will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants in this Indenture contained or any acts of the agents or servants of the Company.

7.12    ENTITLEMENT TO COMMON SHARES ON EXERCISE OF SPECIAL WARRANT

All shares of any class or other securities which a Special Warrantholder is at the time in question entitled to receive on the exercise of its Special Warrant, whether or not as a result of adjustments made pursuant to this section, shall, for the purposes of the interpretation of this Indenture be deemed to be shares which such Special Warrantholder is entitled to acquire pursuant to such Special Warrant.

7.13    PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Special Warrants, including the number of Unit Shares which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares which the holders of such Special Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

7.14    NOTICE OF SPECIAL MATTERS

The Company covenants with the Trustee that, so long as any Special Warrant remains outstanding, it will give notice to the Trustee and to the Special Warrantholders of its intention to fix the record date for the issuance of rights, options or warrants (other than the Special Warrants) to all or substantially all of the holders of its outstanding Common Shares. Such notice shall specify the particulars of such event, to the extent determinable, any adjustment required and the computation of such adjustment and the record date for such event, provided that the Company shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each cash not less than fourteen days prior to such applicable record date. If any adjustment for which notice is given is not then determinable, the Company shall, promptly after such adjustment is determinable, give notice.

                                  ARTICLE 8
                    ADJUSTMENT OF NUMBER OF SECURITIES

8.1     ADJUSTMENT OF NUMBER OF SECURITIES

In the event that the Qualification Date has not occurred by the Qualification Deadline, the Special Warrantholder shall be entitled, upon exercise of the Special Warrant, to acquire 1.1 Unit Shares (rather than one Unit Share) and

0.55 Unit Warrants (rather than one-half of one Unit Warrant) for no additional consideration.

                                  ARTICLE 9
                          RIGHTS AND COVENANTS

9.1     GENERAL COVENANTS OF THE COMPANY

The Company covenants with the Trustee that so long as any Special Warrants remain outstanding and may be exchanged for the Securities:

(a)  the Company will at all times maintain its corporate existence;

(b) the Company will reserve and keep available a sufficient number of Common Shares for issuance upon the exercise of Special Warrants and the Unit Warrants including with respect to any adjustments required pursuant to
     Article 8;

(c) the Company will cause the Special Warrants and the Securities and the certificates representing the Special Warrants and the Securities to be duly issued in accordance with the Special Warrant Certificate and the terms of this Indenture;

(d) all Common Shares that will be issued by the Company upon exercise of the rights provided for in this Indenture will be issued as fully paid and non-assessable;

(e) the Company will use its best efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Unit Shares and Warrant Shares) continue to be or are listed for trading on the Exchange;

(f) it will use its reasonable best efforts to have the Receipts issued by the Commissions on or before the Qualification Deadline and will, in the event that the Receipts are not issued on or before the Qualification Deadline, continue to use its reasonable best efforts to obtain the Receipts thereafter;

(g) the Company will maintain its status as a reporting issuer in the Province of British Columbia and a restricted reporting issuer and thereafter as a reporting issuer in the Province of Alberta and it will make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire the Securities pursuant to the Special Warrants;

(h) the Company will send a written notice to the Trustee and to each Special Warrantholder at the address of such Holder appearing in the register of Special Warrants maintained pursuant to this Indenture, of the issuance of the Receipts, together with a commercial copy of the Prospectus, as soon as practicable but, in any event, not later than five business days after the issuance of such Receipts, together with confirmation of any adjustment to the number of securities issuable pursuant to Article 8); and

(i) the Company will generally well and truly perform and carry out all the acts or things to be done by it as provided in this Indenture or as the Trustee may reasonably require for the better accomplishing and effecting of the intentions and provisions of this Indenture.

9.2     TRUSTEE'S REMUNERATION AND EXPENSES

The Company covenants that it will pay to the Trustee from time to time reasonable remuneration for its services under this Indenture and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution hereof (including the reasonable compensation and the disbursements of counsel and all other advisers and assistants not regularly in its employ), both before any default under this Indenture and thereafter until all duties of the Trustee under this Indenture will be finally and fully performed, except any expense, disbursement or advance as may arise from the negligence or wilful misconduct of the Trustee or of persons for whom the Trustee is responsible.

9.3     RIGHT TO DIVIDENDS OR DISTRIBUTIONS

If the Company pays a dividend or makes any distribution to all or substantially all of the holders of Common Shares or if the Company declares any dividend, or provides for any distribution, payable to all or substantially all the holders of Common Shares of record during the Exercise Period, the Company agrees that it will pay the same amount of such dividend or make the same distribution of cash, property or securities as a deposit to the Trustee, as if the Holders were the holders of the number of Common Shares that they are entitled to receive upon the exercise of the Special Warrants, and such payments or distributions shall be held and dealt with by the Trustee in accordance with the provisions of this Indenture.

9.4     PERFORMANCE OF COVENANTS BY TRUSTEE

If the Company fails to perform any of its covenants contained in this Indenture, the Trustee may notify the Special Warrantholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but will be under no obligation to do so or to notify the Special Warrantholders. All sums expended or advanced by the Trustee in so doing will be repayable as provided in section 9.2. No performance, expenditure or advance by the Trustee will be deemed to relieve the Company of any default under this Indenture.

9.5     CERTIFICATE OF THE COMPANY

The Company will deliver to the Trustee, on the same date that it delivers the notice referred to in section 6.2 to the Trustee, or on the last day of the Exercise Period if the Qualification Date does not occur during the Exercise Period, a certificate indicating the Exchange Number as at that date and whether or not any dividends or distributions referred to in section 9.3 have been made.

9.6     SECURITIES QUALIFICATION REQUIREMENTS

(a) If, in the opinion of counsel, any instrument (not including a prospectus) is required to be filed with, or any permission is required to be obtained from any governmental authority in Canada or any other step is required under any federal or provincial law of Canada before any Securities which a Special Warrantholder is entitled to acquire pursuant to the exercise of any Special Warrant may properly and legally be issued upon due exercise thereof and thereafter traded, without further formality or restriction, the Company covenants that it will take such required action.

(b) The Company or, if required by the Company, the Trustee will give notice of the issue of Securities pursuant to the exercise of Special Warrants, in such detail as may be required, to each securities commission or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulation permitting or requiring the giving of any such notice in order that such issue of Common Shares and the subsequent disposition of Securities so issued will not be subject to the prospectus qualification requirements of such legislation or regulation.

                                      ARTICLE 10
                                     ENFORCEMENT

10.1    SUITS BY SPECIAL WARRANTHOLDERS

All or any of the rights conferred upon a Special Warrantholder by the terms of a Special Warrant or of this Indenture may be enforced by the holder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holder of Special Warrants from time to time outstanding.

10.2    IMMUNITY OF SHAREHOLDERS, DIRECTORS & OFFICERS

The Trustee, and by their acceptance of the Special Warrant Certificates and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer, employee or agent of the Company in their capacity as such, either directly or through the Company, relating to any obligations, representations, warranties and covenants under the Special Warrants or this Indenture, it being acknowledged that all such obligations, representations, warranties and covenants are solely those of the Company. Accordingly, the obligations under the Special Warrants and this Indenture are not personally binding upon, nor will resort hereunder be had to, the private property of any of the past, present or future directors, officers, shareholders, employees or agents of the Company but only the property of the Company (or any successor corporation) will be bound in respect hereof. The protection afforded under this paragraph shall not extend to misrepresentations knowingly made.

10.3    WAIVER OF DEFAULT

Upon the happening of any default hereunder:

(a) the holders of not less than 51% of the Special Warrants then outstanding shall have the power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Trustee to waive any default hereunder and the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Trustee shall have the power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable if, in the Trustee's opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Trustee or of the Special Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Trustee or of the Special Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

                                    ARTICLE 11
                      MEETINGS OF SPECIAL WARRANTHOLDERS

11.1    RIGHT TO CONVENE MEETINGS

The Trustee may at any time and from time to time and will, on receipt of a written request of the Company or of a Special Warrantholders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Special Warrantholders signing the Special Warrantholders' Request against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Special Warrantholders. If, within 21 days after receipt of the written request of the Company or Special Warrantholders' Request and such indemnity has been given, the Trustee fails to give notice convening a meeting, the Company or the Special Warrantholders, as the case may be, may convene the meeting. Every meeting will be held in the City of Vancouver or at such other place as may be approved or determined by the Trustee.

11.2    NOTICE

At least 10 days' notice of any meeting will be given to the Special Warrantholders in the manner provided in section 14.2 and a copy of the notice will be sent by mail to the Trustee unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Each notice will state the time when and the place where the meeting is to be held and will state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Special Warrantholders to make a reasoned decision on the matter but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 14.

11.3    CHAIRMAN

A person, who need not be a Special Warrantholder, designated in writing by the Trustee will chair the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Special Warrantholders present in person or by proxy will choose a person present to chair the meeting.

11.4    QUORUM

With respect to the quorum required for a meeting of Special Warrantholders:

(a) at any meeting of the Special Warrantholders a quorum will consist of Special Warrantholders present in person or by proxy and entitled to acquire at least 20% of the aggregate number of Special Warrants then outstanding, provided at least two persons entitled to vote thereat are personally present;

(b) if a quorum of the Special Warrantholders is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Special Warrantholders or on a Special Warrantholders' Request, will be dissolved; but, subject to section 11.12(b), in any other case the meeting will be adjourned to the same day in the next week (unless that day is not a business day, in which event the meeting will be reconvened on the next day that is a business day) at the same time and place and no notice need be given; and

(c) at the adjourned meeting, the Special Warrantholders present in person or by proxy will form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 20% of the aggregate number of Special Warrants then outstanding.

11.5    POWER TO ADJOURN

The chairman of any meeting at which a quorum of the Special Warrantholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

11.6    SHOW OF HANDS

Every question submitted to a meeting will be decided in the first place by a majority of the votes given on a show of hands except that votes on an Special Resolution will be given in the manner provided in section 11.12(c). At any meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

11.7    POLL

On every Special Resolution, and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Special Warrantholders acting in person or by proxy and representing in the aggregate at least 5% of the aggregate number of Special Warrants then outstanding, a poll will be taken in such manner as the chairman will direct. Questions other than an Special Resolution will be decided by a majority of the votes cast on a poll.

11.8    VOTING

On a show of hands every person who is present and entitled to vote, whether as a Special Warrantholder or as proxy for one or more absent Special Warrantholders or both, will have one vote. On a poll each Special Warrantholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Special Warrant then held by him. A proxy need not be a Special Warrantholder.

11.9    REGULATIONS

The Trustee or the Company with the approval of the Trustee may from time to time make or vary such regulations as they will think fit:

(a) the setting of the record date for a meeting for the purpose of determining Special Warrantholders entitled to receive notice of and to vote at the meeting;

(b) for the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Trustee stating that the Special Warrants specified therein have been deposited with the depository by a named person and will remain on deposit until after the meeting, which voting certificates will entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at that meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in the voting certificates were the actual holders of the Special Warrants specified therein;

(c) for the deposit of voting certificates and/or instruments appointing proxies at such place and time as the Trustee, the Company or the Special Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d) for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates and/or instruments appointing proxies to be sent by mail, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)  for the form of instrument appointing a proxy; and

(f) generally for the calling of meetings of Special Warrantholders and the conduct of business thereat.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted. Except as the regulations may provide, the only persons who will be recognized at any meeting as the holders of any Special Warrants, or as entitled to vote or, subject to section 11.10, be present at the meeting in respect thereof, will be persons who are the registered holders of Special Warrants or their duly appointed proxies.

11.10    COMPANY AND TRUSTEE MAY BE REPRESENTED

The Company and the Trustee by their respective officers or directors, and the counsel to the Company and the Trustee may attend any meeting of the Special Warrantholders, but will have no vote as such.

11.11   POWERS EXERCISABLE BY SPECIAL RESOLUTION

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law the Special Warrantholders at a meeting will have the following powers exercisable from time to time by Special Resolution:

(a) power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Special Warrantholders and/or the Trustee in its capacity as trustee under this Indenture or on behalf of the Special Warrantholders against the Company, whether those rights arise under this Indenture or the Special Warrant certificates;

(b) power to direct or authorize the Trustee to enforce any of the covenants on the part of the Company contained in this Indenture or the Special Warrants or to enforce any of the rights of the Special Warrantholders in any manner specified in the Special Resolution or to refrain from enforcing any such covenant or right;

(c) power to restrain any Special Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Special Warrants or to enforce any of the rights of the Special Warrantholders except for a suit or action against the Company to compel payment to a Special Warrantholder in respect of monies owing to him in accordance with the provisions of section 9.3;

(d) power to direct any Special Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Special Warrantholder in connection therewith;

(e) power from time to time and at any time to remove the Trustee and appoint a successor trustee;

(f) power to amend, alter or repeal any special resolution previously passed or sanctioned by the Special Warrantholders; and

(g) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

11.12   MEANING OF "SPECIAL RESOLUTION"

(a) The expression "Special Resolution" when used in this Indenture means, subject to the provisions in this subsection 11.12(b) and 11.12(c) and in sections 11.15 and 11.16 provided, a resolution proposed at a meeting of the Special Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 11 at which there are present in person or by proxy Special Warrantholders holding at least
     20% of the aggregate number of Special Warrants then outstanding and passed by the affirmative votes of Special Warrantholders holding not less than two-thirds of the aggregate number of Special Warrants represented at the meeting.

(b) If, at any meeting called for the purpose of passing a Special Resolution, Special Warrantholders entitled to acquire at least 20% of the aggregate number of Special Warrants then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Special Warrantholders or on a Special Warrantholders' Request, will be dissolved; but in any other case it will stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' notice will be given of the time and place of the adjourned meeting in the manner provided in section 14.2. The notice will state that at the adjourned meeting the Special Warrantholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Special Warrantholders present in person or by proxy will form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 11.12(a) will be a Special Resolution within the meaning of this

     Indenture notwithstanding that Special Warrantholders entitled to acquire at least 20% of the aggregate number of Special Warrants then outstanding are not present in person or by proxy at the adjourned meeting.

(c) Votes on a Special Resolution will always be given on a poll and no demand for a poll on a Special Resolution will be necessary.

11.13   POWERS CUMULATIVE

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Special Warrantholders by Special Resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time will not be deemed to exhaust the right of the Special Warrantholders to exercise that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

11.14   MINUTES

Minutes of all resolutions and proceedings at every meeting of Special Warrantholders convened and held pursuant to this Article 11 will be made and duly entered in books to be provided for that purpose by the Trustee at the expense of the Company, and any such minutes, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Special Warrantholders, will be prima facie evidence of the matters as stated in the minutes and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes will have been made, will be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

11.15   INSTRUMENTS IN WRITING

All actions that may be taken and all powers that may be exercised by the Special Warrantholders at a meeting held as provided in this Article 11 may also be taken and exercised by Special Warrantholders holding not less than two-thirds of the aggregate number of Special Warrants then outstanding by an instrument in writing signed in one or more counterparts by Special Warrantholders in person or by attorney duly appointed in writing and the expression "Special Resolution" when used in this Indenture will include an instrument so signed.

11.16   BINDING EFFECT OF RESOLUTIONS

Every resolution and every Special Resolution passed in accordance with the provisions of this Article 11 at a meeting of Special Warrantholders will be binding upon all the Special Warrantholders, whether present at or absent from the meeting, and every instrument in writing signed by Special Warrantholders in accordance with section 11.15 will be binding upon all the Special Warrantholders, whether signatories thereto or not, and each and every Special Warrantholder and the Trustee (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.

11.17   HOLDINGS BY COMPANY DISREGARDED

In determining whether the requisite number of Special Warrantholders are present for the purpose of obtaining a quorum or have voted or consented to any resolution, Special Resolution, consent, waiver, Special Warrantholders' Request or other action under this Indenture, Special Warrants owned by the Company or any subsidiary of the Company will be deemed to be not outstanding.

                                    ARTICLE 12
                SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

12.1    PROVISION FOR SUPPLEMENTAL INDENTURES FOR CERTAIN PURPOSES

From time to time the Company (when authorized by action of the directors) and the Trustee may, subject to the provisions hereof, and they will, when so directed hereby, execute and deliver by their proper officers, indentures or instruments supplemental to this Indenture, which thereafter will form part of this Indenture, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 7;

(b) adding to the provisions of this Indenture such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of counsel to the Trustee prejudicial to the interest of the Special Warrantholders as a group;

(c)  giving effect to any Special Resolution passed as provided in Article 11;

(d) making provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising under this Indenture provided that the provisions are not, in the opinion of counsel to the Trustee, prejudicial to the interests of the Special Warrantholders as a group;

(e) adding to or altering the provisions of this Indenture in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrants, and making any modification in the form of the Special Warrants that does not affect the substance of the Special Warrants;

(f) modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions contained in this Indenture, provided that no such modification or relief will be or become operative or effective if in the opinion of counsel to the Trustee the modification or relief impairs any of the rights of the Special Warrantholders, as a group, or of the Trustee, and provided that the Trustee may in its uncontrolled discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the such supplemental indenture becomes operative; and

(g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions in this Indenture, provided that in the opinion of counsel to the Trustee the rights of the Trustee and the Special Warrantholders, as a group, are in no way prejudiced thereby.

12.2    SUCCESSOR COMPANIES

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation ("successor corporation"), the successor corporation resulting from the consolidation, amalgamation, merger or transfer (if not the Company) will be bound by the provisions of this Indenture and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and, if requested by the Trustee, the successor corporation will, by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, expressly assume those obligations.

                                     ARTICLE 13
                             CONCERNING THE TRUSTEE

13.1    TRUST INDENTURE LEGISLATION

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail. The Company and the Trustee agree that each will at all times, in relation to this Indenture and any action to be taken under this Indenture, observe and comply with and be entitled to the benefits of Applicable Legislation.

13.2    RIGHTS AND DUTIES OF TRUSTEE

The rights and duties of the Trustee are as follows:

(a) in the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee will act honestly and in good faith with a view to the best interests of the Special Warrantholders and will exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. In the absence of negligence or fraud, the Company shall indemnify and save harmless the Trustee from all loss, costs or damages it may suffer in administering the trusts of this Indenture. No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own negligence or fraud;

(b) the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Special Warrantholders under this Indenture will be conditional upon the Special Warrantholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue the act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture will require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as required in this subsection 13.2(b);

(c) The Trustee may, before commencing action or proceeding, or at any time during the continuance thereof, require the Special Warrantholders at whose instance it is acting to deposit with the Trustee the Special Warrant

     Certificates held by them, for which Special Warrant Certificates the Trustee will issue receipts; and

(d) Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of the Applicable Legislation, of this section
     13.2 and of section 13.3.

13.3    EVIDENCE, EXPERTS AND ADVISERS

(a) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company will furnish to the Trustee such additional evidence of compliance with any provision of this Indenture, and in such form, as may be prescribed by Applicable Legislation or as the Trustee may reasonably require by written notice to the Company.

(b) In the exercise of its rights and duties, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence furnished to the Trustee pursuant to any provision of this Indenture or of Applicable Legislation or pursuant to a request of the Trustee provided that the Trustee examines the evidence and determines that the evidence complies with the applicable requirements of this Indenture.

(c) Whenever Applicable Legislation requires that evidence referred to in subsection 13.3(a) be in the form of a statutory declaration, the Trustee may accept a statutory declaration in lieu of a certificate of the Company required by any provision of this Indenture. Any such statutory declaration may be made by one or more of the officers of the Company.

(d) The Trustee may employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisers as it may reasonably require for the purpose of discharging its duties under this Indenture and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct on the part of any of them.

(e) The Trustee may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

(f) Proof of the execution of an instrument in writing, including a Special Warrantholders' Request, by any Special Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledges to the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

13.4    SECURITIES, DOCUMENTS AND MONIES HELD BY TRUSTEE

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any of the Canadian Imperial Bank of Commerce, Bank of Montreal, Bank of Nova Scotia, The Toronto-Dominion Bank, the Royal Bank of Canada and the Hongkong Bank of Canada or deposited for safekeeping with any of those Canadian chartered banks. Unless otherwise expressly provided in this Indenture, any monies held pending the application or withdrawal thereof under any provision of this Indenture, may be deposited in the name of the Trustee in any of the foregoing Canadian chartered banks at the rate of interest then current on similar deposits or, with the consent of the Company may be (i) deposited in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof whose short term debt obligations or deposits have a rating of at least R1 as rated by Dominion Bond Rating Service, or (ii) invested in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of or guaranteed by any of the foregoing Canadian chartered banks or loan or trust companies. All interest or other income received by the Trustee in respect of such deposits and investments will belong to the Company.

13.5    ACTION BY TRUSTEE TO PROTECT INTERESTS

The Trustee will have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the holders of Special Warrants.

13.6    TRUSTEE NOT REQUIRED TO GIVE SECURITY

The Trustee will not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

13.7    PROTECTION OF TRUSTEE

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) the Trustee will not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Special Warrants (except the representation contained in section 13.9 or in the certificate of the Trustee on the Special Warrants) or required to verify the same, but all those statements or recitals are and will be deemed to be made by the Company;

(b) nothing in this Indenture will impose any obligation on the Trustee to see to or to require evidence of the registration (or filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture;

(c) the Trustee will not be bound to give notice to any person or persons of the execution of this Indenture;

(d) the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Company; and

(e) the Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless it shall have been required to do so under the terms hereof; nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default.

13.8    REPLACEMENT OF TRUSTEE

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities under this Indenture by giving to the Company not less than 90 days' notice in writing or such shorter notice as the Company may accept as sufficient. The Special Warrantholders by Special Resolution will have power at any time to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as pursuant to this subsection 13.8(a) or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting under this Indenture, the Company will forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Special Warrantholders; failing that appointment by the Company the retiring Trustee or any Special Warrantholder may apply to a Justice of the Supreme Court of British Columbia, on such notice as the Justice may direct, for the appointment of a new Trustee; but any new Trustee so appointed the Company or by the Court will be subject to removal as aforesaid by the Special Warrantholders. Any new Trustee appointed under any provision of this section 13.8 will be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the Applicable Legislation of any other Province, in that other Province. On any appointment the new Trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Trustee without any further assurance, conveyance, act or deed; but there will be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same of the new Trustee.

(b) Upon the appointment of a new Trustee, the Company will promptly give notice to the Special Warrantholders of the new Trustee.

(c) Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation succeeding to the trust business of the Trustee will be the successor to the Trustee under this Indenture without any further act on its part or any of the parties hereto provided that the corporation would be eligible for appointment as a new Trustee under subsection 13.8(a).

(d)  Any Special Warrants certified but not delivered by a predecessor
     Trustee may be certified by the new or successor Trustee in the name of the predecessor or new or successor Trustee.

13.9    CONFLICT OF INTEREST

(a) The Trustee represents to the Company that at the time of the execution and delivery of this Indenture no material conflict of interest exists in the Trustee's role as a fiduciary under this Indenture and agrees that in the event of a material conflict of interest it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the same or resign its trust under this Indenture to a successor trustee approved by the Company and meeting the requirements set forth in section
     13.8. Notwithstanding the foregoing provisions of this section 13.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Special Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b) Subject to subsection 13.9(a), the Trustee, in its personal or any other capacity may buy, lend upon and deal in securities of the Company, may act as registrar and transfer agent for the Common Shares and trustee for the Unit Warrants under the Unit Warrant Indenture, and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company, all without being liable to account for any profit made thereby.

13.10   ACCEPTANCE OF TRUST

The Trustee hereby accepts the trusts declared and provided for in this Indenture, agrees to perform the same upon the terms and conditions set out in this Indenture and agrees to hold all rights, interests and benefits contained in this Indenture for and on behalf of those persons who become holders of Special Warrants from time to time issued pursuant to this Indenture.

13.11   INDEMNITY

Without limiting any protection or indemnity of the Trustee under any other provisions hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the negligence or fraud of the Trustee. This provision shall survive the resignation or removal of the Trustee, or the termination of the Indenture. The Trustee shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Trustee with satisfactory indemnity and funding against such expense or liability.

13.12   SURVIVAL ON TERMINATION

The indemnity of the Trustee provided for herein shall survive the termination of this Indenture and the rights and obligations of the parties hereunder.

13.13   SPECIAL WARRANTS OWNED BY THE COMPANY OR ITS SUBSIDIARIES

For the purpose of disregarding any Special Warrants owned legally or beneficially by the Company or any Subsidiary of the Company in Section 7.4, the Company shall provide to the Trustee, from time to time, a certificate of the Company setting forth as at the date of such certificate:

(a) the names (other than the name of the Company) of the registered holders of Special Warrants which, to the knowledge of the Company, are owned by or held for the account of the Company or any Subsidiary of the Company; and

(b) the number of Special Warrants owned legally or beneficially by the Company or any Subsidiary of the Company,

and the Trustee, in making the computations in Section 7.4, shall be entitled to rely on such certificate without any additional evidence.


                                  ARTICLE 14
                                    GENERAL

14.1    NOTICE TO COMPANY AND TRUSTEE

(a) Unless otherwise expressly provided in this Indenture, any notice to be given under this Indenture to the Company or the Trustee will be deemed to be validly given if delivered or if sent by registered letter, postage prepaid or if transmitted by telecopy:

     (i)  if to the Company:

          Immune Network Research Ltd.
          3650 Wesbrook Mall
          Vancouver, B.C.  V6S 2L2
          Attention:   Dr. Allen Bain
          Telephone:   (604) 222-5541
          Fax:         (604) 222-5542

          with a copy to:

          Maitland & Company
          Barristers and Solicitors
          700 - 625 Howe Street
          Vancouver, B.C.  V6C 2T6
          Attention:   Ronald G. Paton
          Telephone:   (604) 681 -7474
          Fax:     (604) 681 -3896

     (ii) if to the Trustee:

          Montreal Trust Company of Canada
          4th Floor, 510 Burrard Street
          Vancouver, B.C. V6C 3B9
          Attention:   Manager, Corporate Trust Department
          Telephone:   (604) 661-9591
          Fax:     (604) 665-4079

     and any notice given in accordance with the foregoing will be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the day of the mailing of the notice or, if transmitted by fax, at the time of transmission.

(b) The Company or the Trustee, as the case may be, may from time to time notify the other, in the manner provided above, of a change of address which, from the effective date of the notice and until changed by like notice, will be the address of the Company or the Trustee, as the case may be, for all purposes of this Indenture.

(c) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Trustee or to the Company under this Indenture could reasonably be considered unlikely to reach its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided above by cable, telegram, telex, fax or other means of prepaid, transmitted, or recorded communication and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, fax or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice by the person giving the notice.

14.2    NOTICE TO SPECIAL WARRANTHOLDERS

(a) Unless otherwise expressly provided in this Indenture, any notice to be given under this Indenture to Special Warrantholders will be deemed to be validly given if the notice is sent by prepaid mail, addressed to the holder or delivered by hand or transmitted by fax (or so mailed to certain holders and so delivered to other holders and so faxed to other holders) at their respective addresses and fax number appearing on the register maintained by the Trustee and if in the case of joint holders of any Special Warrants more than one address or fax number appears on the register in respect of that joint holding, the notice will be addressed or delivered, as the case may be, only to the first address or fax number, as the case may be so appearing. The Trustee will give, in the same manner as for Special Warrantholders set out above, a copy of each such notice to Maitland & Company, Barristers & Solicitors, 700 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 (Fax No.: (604) 681-3896) (Attention:
     Ronald G. Paton). Any notice so given will be deemed to have been given and received on the day of delivery by hand or fax, or on the next business day if delivered by mail.

(b) If, by reason of strike, lock-out or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Special Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in The Globe and Mail newspaper, or, in the event of a disruption in the circulation of that newspaper, once in the National Post, provided that in the case of a notice convening a meeting of the holders of Special Warrants, the Trustee may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Special Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given will be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining, under any provision of this Indenture, the date when notice of any meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded.

14.3    SATISFACTION AND DISCHARGE OF INDENTURE

Upon the date which there shall have been delivered to the Trustee for exercise all Special Warrant Certificates certified hereunder and if all certificates representing Units will have been delivered to Special Warrantholders to the full extent of the rights attached to all Special Warrants theretofore certified under this Indenture and the monies to be paid under this Indenture have been paid, this Indenture will cease to be of further effect and the Trustee, on demand of and at the cost and expense of the Company and upon delivery to the Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Trustee of the fees and other remuneration payable to the Trustee, the parties hereto will execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Trustee by the Company shall remain in full force and effect and survive the termination of this Indenture.

14.4    SOLE BENEFIT OF PARTIES AND SPECIAL WARRANTHOLDERS

Nothing in this Indenture or in the Special Warrants, expressed or implied, will give or be construed to give to any person other than the parties hereto and the Special Warrantholders any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholders.

14.5    COUNTERPARTS AND FORMAL DATE

This Indenture may be simultaneously executed in several counterparts, each of which when so executed will be deemed to be an original and the counterparts together will constitute one and the same instrument and notwithstanding their date of execution will be deemed to bear the date as of March 7, 2000.

14.6    SUCCESSORS

This Agreement shall enure to the benefit of, and be binding upon, the Company and the Trustee and their respective successors (including successors by reason of amalgamation, merger, business combination or arrangement) and legal representatives and nothing expresses or mentioned in this Agreement is intended and shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person.


IN WITNESS WHEREOF the parties have caused this Indenture to be executed by their proper officers in that behalf.


IMMUNE NETWORK RESEARCH LTD.

Per:   (signed)
---------------------------------------
(Authorized Signatory)


MONTREAL TRUST COMPANY OF CANADA

Per:   (signed)
---------------------------------------
(Authorized Signatory)

--------------------------------------------------------------------------------

                                  SCHEDULE "A"

                    TO THE SPECIAL WARRANT INDENTURE BETWEEN
                         IMMUNE NETWORK RESEARCH LTD. AND
                         MONTREAL TRUST COMPANY OF CANADA
                              DATED MARCH 9, 2000

                         FORM OF SPECIAL WARRANT CERTIFICATE

--------------------------------------------------------------------------------

THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND ANY SECURITIES ISSUED UPON EXERCISE OF SUCH SECURITIES ARE SUBJECT TO A HOLD PERIOD AND RESALE RESTRICTIONS AND MAY NOT BE TRADED IN BRITISH COLUMBIA UNTIL MIDNIGHT ON MARCH 9, 2001, EXCEPT AS PERMITTED BY THE SECURITIES ACT (BRITISH COLUMBIA) AND THE RULES MADE THEREUNDER, PROVIDED THAT THE HOLD PERIOD SHALL EXPIRE AT MIDNIGHT ON JULY 9, 2000, IF, AT THE TIME OF CONVERSION OF THE SPECIAL WARRANTS REPRESENTED BY THIS CERTIFICATE, THE ISSUER IS A QUALIFYING ISSUER (AS DEFINED IN BRITISH COLUMBIA SECURITIES COMMISSION ("BCSC") BLANKET ORDER AND RULING #98/11 (THE "SHAIF BOR") AND HAS COMPLIED WITH THE REQUIREMENTS OF BCSC LOCAL POLICY STATEMENT 3-27 (THE "SHAIF LP") AND THE SHAIF BOR. TRADES NOT DONE IN BRITISH COLUMBIA MAY BE SUBJECT TO HOLD PERIODS AND RESALE RESTRICTIONS UNDER APPLICABLE SECURITIES LAWS AND, IF SO, MAY NOT BE TRADED EXCEPT AS PERMITTED BY SUCH SECURITIES LAWS

                    SPECIAL WARRANTS TO SUBSCRIBE FOR UNITS,
                   EACH UNIT CONSISTING OF ONE UNIT SHARE AND
              ONE-HALF OF ONE UNIT WARRANT (as hereinafter defined)
                                        OF

                           IMMUNE NETWORK RESEARCH LTD.
       (Amalgamated under the laws of the Province of British Columbia)

Number of Special Warrants represented
by this Certificate:                                Certificate Number: SPECIMEN
                    ------------------
THIS CERTIFIES THAT, for value received,                      (the "Holder"), is
                                        ----------------------
entitled to receive, upon exercise, without payment of additional consideration, one Unit of IMMUNE NETWORK RESEARCH LTD. (the "Issuer"), each Unit consisting of one Unit Share and one-half of one Unit Warrant, for each of the Special Warrants evidenced hereby, subject to adjustment as set forth in the Special Warrant Indenture, at any time prior to 4:30 p.m. (Vancouver time) on the date which is the earlier of: (a) the fifth business day after the Qualification
Date (hereinafter defined); and September 8, 2001.

The following provisions shall be applicable to the Special Warrants:

1.  Interpretation
    --------------

    1.1  Currency
         --------
    All dollar amounts referred to herein shall be in lawful money of Canada.

    1.2  Defined Terms
         -------------

    As used herein, the following words and phrases shall have the following meanings respectively:

    (a)  "Agent" means Groome Capital.com Inc.;

    (b) "business day" means a day other than a Saturday, Sunday, or any statutory or civic holiday in the City of Vancouver;

    (c)  "close of business" means 4:30 p.m. (Vancouver time);

    (d) "Commissions" means the Alberta Securities Commission, the British Columbia Securities Commission, the Ontario Securities Commission and the Commission des valeurs mobilie du Quebec (Quebec Securities Commission);

    (e) "Common Shares" means common shares without par value in the capital of the Issuer whether issued or unissued, as constituted at the date hereof; provided that in the event of a change, reclassification, subdivision, redivision, reduction, combination, or consolidation thereof, or successive such changes, reclassifications, subdivisions, redivisions, reductions, combinations or consolidations, and subject to adjustment, if any, having been made in accordance with the provisions of the Special Warrant Indenture, "Common Shares" shall thereafter mean the shares resulting from such change, reclassification, subdivision, redivision, reduction or combination;

    (f) "Exercise Date" means the date upon which the Holder exercises its subscription rights hereunder pursuant to Section 1.3 hereof, or is deemed to have exercised its subscription rights hereunder pursuant to
         Section 1.4 hereof, whichever shall occur earlier;

    (g)  "Expiry Date" means the date which is the earlier of:

         (i)  the fifth business day after the Qualification Date; or
         (ii) September 8, 2001.

    (h) "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to this Special Warrant certificate and not to any particular section, clause, subclause, subdivision or portion hereof, and the expressions, "Section", "clause" and "subclause" followed by a number or letter mean and refer to the specified Section, clause or subclause hereof;

    (i) "Qualification Date" means the date on which all of the Commissions have issued a receipt for the final Qualifying Prospectus;

    (j) "Qualifying Prospectus" means a prospectus, including any amendments made thereto, of the Issuer which, upon issuance of a receipt by each of the Commissions for the final prospectus, will qualify the proposed issuance of Common Shares and Unit Warrants to the Holder on the exercise or deemed exercise of the Special Warrants;

    (k) "Qualifying Provinces" means British Columbia, Alberta, Ontario and Quebec;

    (l) "Special Warrants" mean the special warrants evidenced hereby and having the terms provided in this certificate and issued pursuant to and subject to the terms of the Special Warrant Indenture;

     m) "Special Warrant Indenture" means the special warrant indenture dated March 9, 2000 entered into between the Issuer and the Trustee;

    (n) "Special Warrant Subscription Agreement" means the subscription agreement, dated March 9, 2000, entered into between the Holder, the Issuer and the Agent for the purchase of the Special Warrants by the Holder;

    (o) "Special Warrant Register" means the register to be maintained by the Trustee pursuant to the Special Warrant Indenture;

    (p) "Special Warrant Subscription Form" means the subscription form attached as Schedule "A" hereto;

    (q)  "Time of Expiry" means 4:30 p.m. (Vancouver time) on the Expiry Date;

    (r) "Trustee" means the Montreal Trust Company of Canada, of Vancouver, British Columbia;

    (s) "Unit" means a unit consisting of one Unit Share and one-half of one Unit Warrant, subject to adjustment as provided herein and in the Special Warrant Indenture;

    (t) "Unit Shares" means the previously unissued Common Shares which are issuable, for no additional consideration, upon the exercise or deemed exercise of the Special Warrants;

    (u) "Unit Warrants" means the share purchase warrants of the Issuer to be issued, for no additional consideration, upon the exercise or deemed exercise of the Special Warrants, each one Unit Warrant entitling the holder to acquire one Common Share at a price of $1.40 each on or before the Time of Expiry;

    (v) "Warrant Shares" means the Common Shares issuable by the Issuer upon the exercise of the Unit Warrants.

    1.3  Manner of Exercise; Issuance of Certificates
         --------------------------------------------
    The Holder may exercise its right to convert the Special Warrants evidenced by this certificate, in whole or in part, for Units hereunder at any time prior to the Time of Expiry by the surrender to the Trustee at 4th Floor, 510 Burrard Street, Vancouver, BC V6B 3C9 of this Special Warrant certificate together with a completed and signed Special Warrant Subscription Form prior to the close of business on any business day, or at such other address as the Issuer may designate by notice in writing to the Holder at the address of the Holder appearing on the Special Warrant Register. The Special Warrants shall be deemed to be surrendered only upon personal delivery thereof or, if sent by mail or other means of transmission, upon actual receipt by the Trustee.

    1.4  Deemed Exercise
         ---------------
    All unexercised Special Warrants will be deemed to have been exercised by the Issuer on behalf of the Holder immediately prior to the Time of Expiry without further action on the part of the Holder.

    1.5  No Fractional Shares
         --------------------
    Notwithstanding any adjustment provided for in Section 2 hereof or otherwise, the Issuer shall not be required upon the exercise of any Special Warrants to issue fractional Unit Shares in satisfaction of its obligations hereunder. Reference should be made to the Special Warrant Indenture for provisions regarding cash compensation which may be payable to the Holder in circumstances where a fractional Unit Share would, but for this section 1.5, have been issued upon exercise of a Special Warrant.

2.    Adjustments
      -----------
The conversion of the Special Warrants represented hereby is subject to adjustment in accordance with the provisions of the Special Warrant Indenture, including, without limitation, Articles 7 and 8 thereof.

3.    Transfer of Special Warrants
      ----------------------------
THE SPECIAL WARRANTS EVIDENCED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF ARE SUBJECT TO HOLD PERIODS AND RESALE RESTRICTIONS UNDER APPLICABLE SECURITIES LAWS. THE HOLDER SHOULD CONSULT WITH THE HOLDER'S PROFESSIONAL ADVISOR IN ORDER TO ASSESS THE LEGAL ASPECTS OF A TRANSFER OF THE SPECIAL WARRANTS EVIDENCED HEREBY AND/OR THE SECURITIES ISSUABLE UPON EXERCISE THEREOF.

Subject to the foregoing, the Holder may transfer the Special Warrants evidenced hereby either in whole or in part, using the transfer form in the form attached as Schedule "B" hereto. Every transfer of Special Warrants, in order to be effective, must be in compliance with applicable securities laws and with the provisions of the Special Warrant Indenture.

4.    Not a Shareholder
      -----------------
Nothing in this certificate or in the holding of a Special Warrant shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Issuer or entitle the holder to any right or interest in respect thereof except as expressly provided in the Special Warrant Indenture.

5.    Partial Exercise
      ----------------
The Holder may subscribe for and acquire a number of Units less than the number the Holder is entitled to acquire pursuant to this certificate. In the event of any such subscription, the Holder shall in addition be entitled to receive, without charge, a new Special Warrant certificate in respect of the balance of the Units which the Holder was entitled to acquire pursuant to this certificate and which were then not acquired.

6.    Provisions of Special Warrant Indenture
      ---------------------------------------
This certificate and the Special Warrants represented hereby are subject in their entirety to the provisions of the Special Warrant Indenture. Reference is made to the Special Warrant Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which the Special Warrants are, or are to be issued and held, with the same effect as if the provisions of the Special Warrant Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the Holder assents to all provisions of the Special Warrant Indenture. In the event of a conflict between the provisions of this Special Warrant Certificate and the Special Warrant Indenture, the provisions of the Special Warrant Indenture shall govern.

7.    Governing Law
      -------------
The Special Warrants shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.    Time of the Essence
      -------------------
Time shall be of the essence hereof.

9.    Number and Gender
      -----------------
Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

10   Headings
     --------
The division of this Special Warrant certificate into Sections, clauses, subclauses or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

11.   Binding Effect
      --------------
The terms and conditions of the Special Warrants as set out herein and in the Special Warrant Indenture shall enure to the benefit of and be binding upon the registered Holder hereof, its heirs, executors, administrators, successors and assigns to the extent provided herein and shall enure to the benefit of and be binding upon the Issuer and its respective successors and assigns.

12.   Severability
      ------------
In the event any provision hereof shall be void or unenforceable for any reason, it shall be severed from the remainder of the provisions hereof and such remainder shall remain in full force and effect notwithstanding such severance. Any court with jurisdiction over any dispute with respect to the Special Warrants may amend the provisions hereof to the minimum extent required to render the impugned provision valid and enforceable.

13.   Language
      --------
The parties hereto hereby confirm that they have each requested that this certificate be drawn up in the English language. Les parties aux presentes reconnaissent que chacune d'elles a exige que cette convention et tout autre document qui y est accessoire solent rediges en anglais.

14.   Certification
      -------------
This Special Warrant Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Trustee.

IN WITNESS WHEREOF the Issuer has caused this certificate to be signed by its duly authorized officer as of the 7th day of March, 2000.

                                            IMMUNE NETWORK RESEARCH LTD.
                                            By:
                                               --------------------------------
                                               Name:   Allen Bain
                                               Title:  President

CERTIFIED BY
MONTREAL TRUST COMPANY, Trustee

By:
   ---------------------------------------

------

                                 SCHEDULE "A"
                                 ------------
                        EXERCISE AND SUBSCRIPTION FORM
                        ------------------------------

TO:     MONTREAL TRUST COMPANY OF CANADA
        4th Floor, 510 Burrard Street
        Vancouver, B.C.  V6C 3B9                    Attention: Client Services
                                                    ---------


AND TO: IMMUNE NETWORK RESEARCH LTD
        3650 Wesbrook Mall
        Vancouver, B.C. V6S 2L2

RE:     SPECIAL WARRANT CERTIFICATE NUMBER SW-
                                              ----------------------------------

     The undersigned holder of the attached Special Warrant certificate hereby irrevocably exercises its rights to acquire, without payment of additional consideration, and hereby subscribes for
                                                   -----------------------------
                            Units of IMMUNE NETWORK RESEARCH LTD. (the "Issuer")
----------------------------
pursuant to the terms and provisions of the Special Warrants specified in such certificate and the terms and provisions of the Special Warrant Indenture dated March 9, 2000 entered into between the Issuer and Montreal Trust Company of Canada, as trustee.

        DATED this                 day of                      .
                  -----------------      -----------------------
                (Please complete date including year)

                                         NAME:
                                              ----------------------------------

                                    Signature:
                                              ----------------------------------

                                Registration
                                instructions:
                                              ----------------------------------


[ ] Please check box if the Unit Share and Unit Warrant certificates are to be delivered at the office of the Issuer, failing which the Unit Share and Unit Warrant certificates will be mailed to the subscriber at the address set out above.
     If any Special Warrants represented by this certificate are not being exercised, a new Special Warrant certificate will be issued and delivered with the Unit Share and Unit Warrant certificates.

                                  SCHEDULE "B"
                                  ------------
                                 TRANSFER FORM
                                 -------------

TRANSFER OF THE SPECIAL WARRANTS IS RESTRICTED - REFER TO THE TERMS OF THE ATTACHED CERTIFICATE.


FOR VALUE RECEIVED, the undersigned transfers to

--------------------------------------------------------------------------------
(Print name and address of transferee)


--------------------------------------------------------------------------------
the Special Warrants represented by the attached certificate.


DATED:
          ----------------------------------------

Signature guarantee:


-----------------------------------------        -------------------------------
The Holder's signature must be guaranteed        Signature of Registered
by a Canadian chartered bank or trust            Holder (or its representative
company or medallion guaranteed by a member      if the Holder is not an
of a recognized member guarantee program.        individual)

                                                 -------------------------------
                                                 Name of Registered Holder

                                                 -------------------------------
                                                 Name and Title of Person
                                                 signing on behalf of the
                                                 Holder (if the Holder is not an
                                                 individual)

Instructions:

1. Signature of Special Warrantholder must be the signature of the person appearing on the face of this Special Warrant Certificate.

2. If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company.

3. The signature on the Transfer Form must be guaranteed by a chartered bank listed in Schedule I of the Bank Act (Canada), a trust company or a member of an acceptable Medallion Guarantee Program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature Guarantees from the Treasury Branches or Credit Union, unless they are members of the Stamp Medallion Program, are not acceptable.

4. SPECIAL WARRANTS SHALL ONLY BE TRANSFERABLE WITH APPLICABLE LAWS. THE TRANSFER OF SPECIAL WARRANTS TO A PURCHASER NOT RESIDENT IN A QUALIFYING PROVINCE MAY RESULT IN THE COMMON SHARES OBTAINED UPON THE EXERCISE OF THE SPECIAL WARRANTS AND THE WARRANTS NOT BEING FREELY TRADEABLE IN THE JURISDICTION OF THE PURCHASER (WHETHER OR NOT RECEIPTS FOR A FINAL PROSPECTUS RELATING TO THE DISTRIBUTION OF COMMON SHARES UPON THE EXERCISE OF SPECIAL WARRANTS AND THE WARRANTS HAVE BEEN OBTAINED).